     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 2004


                                                     REGISTRATION NO. 333-111711
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                        SOURCE INTERLINK COMPANIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                   MISSOURI                                      43-1710906
       (State or other Jurisdiction of                         (IRS Employer
        Incorporation or Organization)                      Identification No.)



                                                           DOUGLAS J. BATES, ESQ.
                                                              GENERAL COUNSEL
                                                      SOURCE INTERLINK COMPANIES, INC.
   27500 RIVERVIEW CENTER BLVD., SUITE 400        27500 RIVERVIEW CENTER BLVD., SUITE 400
        BONITA SPRINGS, FLORIDA 34134                  BONITA SPRINGS, FLORIDA 34134
                (239) 949-4450                                 (239) 949-4450
      (Address, Including Zip Code, and              (Address, Including Zip Code, and
    Telephone Number, Including Area Code,         Telephone Number, Including Area Code
 of Registrant's Principal Executive Offices)         of Agent for Service of Process)

                                   COPIES TO:

   JOHN L. GILLIS, JR., ESQ.       MICHAEL J. HALLORAN, ESQ.         TODD W. ECKLAND, ESQ.
    ARMSTRONG TEASDALE LLP          PILLSBURY WINTHROP LLP          PILLSBURY WINTHROP LLP
    ONE METROPOLITAN SQUARE            50 FREMONT STREET                 1540 BROADWAY
   ST. LOUIS, MISSOURI 63102    SAN FRANCISCO, CALIFORNIA 94105    NEW YORK, NEW YORK 10036
        (314) 621-5070                  (415) 983-1000                  (212) 858-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MARCH 3, 2004


                           SOURCE INTERLINK COMPANIES

                                4,000,000 SHARES

                                  COMMON STOCK

                         ------------------------------

       We are offering 3,000,000 shares of our common stock and the selling shareholders identified in this prospectus are offering 1,000,000 shares of our common stock through a syndicate of underwriters. The underwriters also have an option to purchase up to an additional 600,000 shares of common stock from the selling shareholders solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling shareholders.


         Our common stock is listed on the Nasdaq National Market under the symbol "SORC." On March 1, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $12.14 per share.


INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE BUYING ANY
 SHARES, YOU SHOULD CAREFULLY READ THE DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH INVESTING IN OUR COMMON STOCK CONTAINED IN "RISK FACTORS" BEGINNING ON PAGE
                             8 OF THIS PROSPECTUS.

                         ------------------------------

                                                               PER
                                                              SHARE    TOTAL
                                                              ------   ------
Public Offering Price.......................................  $        $
Underwriting Discount.......................................  $        $
Proceeds to Us (Before Expenses)............................  $        $
Proceeds to Selling Shareholders (Before Expenses)..........  $        $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The underwriters expect to deliver the shares to purchasers on or about
          , 2004.

JEFFERIES & COMPANY, INC.                                NEEDHAM & COMPANY, INC.

                         ------------------------------

                THE DATE OF THIS PROSPECTUS IS           , 2004

     You should rely only on the information contained in this prospectus, including the information incorporated by reference. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained or incorporated by reference herein is correct as of any time after the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                             ---------------------

                               TABLE OF CONTENTS


Prospectus Summary..........................................     1
Risk Factors................................................     8
Special Note on Forward-Looking Statements..................    13
Use of Proceeds.............................................    14
Price Range of Common Stock.................................    15
Dividend Policy.............................................    15
Capitalization..............................................    16
Selected Consolidated Financial Data........................    17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    19
Business....................................................    35
Management..................................................    42
Principal and Selling Shareholders..........................    44
Description of Capital Stock................................    46
Underwriting................................................    48
Legal Matters...............................................    50
Experts.....................................................    50
Where You Can Find More Information.........................    50
Incorporation of Certain Documents by Reference.............    50
Index to Consolidated Financial Statements..................   F-1

                               PROSPECTUS SUMMARY

     The information contained in the following summary is described in more detail later in this prospectus. This summary provides an overview of material information and does not contain all the information you should consider before deciding to purchase shares of our common stock. Therefore, you should read the more detailed information set forth in this prospectus, including "Risk Factors" and the financial statements and related notes included elsewhere, and the information incorporated by reference, in this prospectus before making an investment decision. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of many factors, including those described under the headings "Risk Factors" and "Special Note on Forward-Looking Statements" and elsewhere in this prospectus. As used in this prospectus, references to "we," "our," "us" and "our company" refer to Source Interlink Companies, Inc. and its subsidiaries, unless the context requires otherwise; and references to a particular fiscal year refer to our fiscal year ending January 31 of that particular year.

                        SOURCE INTERLINK COMPANIES, INC.

OUR COMPANY

     We provide fulfillment and marketing services to more than 2,500 retail companies, who operate collectively approximately 80,000 stores, most major magazine publishers and consumer product manufacturers of confections and general merchandise. We are the largest direct-to-retail magazine distributor in the United States to more than 1,700 bookstore chains, music stores and other specialty retailers, such as Barnes & Noble, Inc., Borders Group, Inc., Musicland Stores Corporation and Virgin Records. We refer to these types of customers as the "specialty retail market." Additionally, our company is a leading provider in the United States of design, manufacture and management services to the front-end of supermarkets, discount stores, drug stores, convenience stores, terminals and newsstands, such as Food Lion, Kroger Company, Target Corporation, Walgreens and Winn-Dixie Stores, Inc. We refer to these types of customers as the "mainstream retail market."

     Our business model is designed to provide a complete array of products and value-added services to retailers in both the specialty and mainstream retail markets. These services include product fulfillment for retailers, publisher rebate and other incentive payment collection, fixture design and manufacturing, information technology and other management services. Our extensive relationships with retailers, as well as publishers and other vendors, throughout the United States and Canada, have enabled us to build a reputation for reliable and timely service and an efficient fulfillment infrastructure to service these markets. We believe that by acting as an outsourced coordinator of all these services we are well positioned to continue adding customers, both in the United States and internationally, and to continue providing additional products and services to our extensive customer base. To further this goal, we recently opened an office in London, U.K. to serve as our base for expansion into the European market.

INDUSTRY OVERVIEW

     The total market for sales of single-copy magazines at retail in the United States was approximately $4.7 billion in 2002 according to Harrington Associates, LLC, a publishing and distribution consulting group. The structure of the distribution channel for single-copy magazines has changed little over the past several decades. Publishers generally engage a single national distributor, who acts as their representative to regional and local wholesalers and furnishes billing, collecting and marketing services throughout the United States or other territory. These national distributors typically secure distribution to retailers through a number of regional and local wholesalers. The wholesalers maintain direct vendor relationships with the retailers. Retailers in the mainstream retail market require these wholesalers to provide extensive in-store services including receiving, verifying, stocking new issues and removing out of date issues. However, this traditional structure is not economically viable in the specialty retail market. Thus in contrast, retailers in the specialty retail market typically perform these in-store services with their own personnel so as to permit direct-to-retail distribution.

     Magazines, confections and general merchandise are typically displayed in specific aisles, or the "mainline," and the checkout area, or the "front-end." Most publishers make rebate and other incentive payments to retailers based upon sales or favorable display placement of their magazines. To minimize administrative burdens, most retailers have historically outsourced the information gathering and administration of magazine claims collection to third parties such as our company.

OUR BUSINESS

     Our business consists of three synergistic operating groups: Magazine Fulfillment, In-Store Services and Wood Manufacturing.

     - The Magazine Fulfillment group uses our information technology to manage the distribution of magazines to over 5,300 retail outlets in the specialty retail market operated by 25 retail chains and 1,700 independent retailers. We assist these retailers with the selection, logistical procurement and fulfillment of approximately 4,000 monthly and 50 weekly titles from over 560 publishers.

     - The In-Store Services group assists retailers in the mainstream retail market with the design, manufacture and implementation of their front-end merchandising programs. This group provides other value-added services to retailers, publishers and other vendors, including assistance with publisher rebate and other fee collection and access to real-time sales information on more than 10,000 magazine titles, thereby enabling them to make more informed decisions regarding their product placement and distribution efforts.

     - The Wood Manufacturing group designs and manufactures wood displays and store fixtures for leading specialty retailers.

  MAGAZINE FULFILLMENT

     At present, our Magazine Fulfillment group primarily supplies magazines to the specialty retail market. We are the principal magazine supplier for Barnes & Noble, Borders Group and other major specialty retailers. We purchase more than 4,000 magazine titles and receive them at ten strategically located distribution centers. The distribution centers are located in San Diego, California; San Francisco, California; Los Angeles, California; Atlanta, Georgia; Honolulu, Hawaii; Rockford, Illinois; Carteret, New Jersey; Harrisburg, Pennsylvania; Dallas, Texas; and Kent, Washington. From each of these distribution points, we process orders and ship the magazines to the retailers by commercial freight carriers, primarily Federal Express ground service. Given our broad distribution infrastructure, we are capable of delivering magazines overnight to virtually any location within the continental United States.

     In May 2002, we entered into an agreement giving us the right to distribute domestically a group of foreign magazine titles. In March 2003, we expanded our international operations when we entered into an agreement giving us the right to distribute internationally a group of domestic magazine titles. In September 2003, we established a London, U.K. office from which we are seeking to expand our international magazine distribution business and offer front-end management services to retailers presently lacking the expertise to fully realize the sales potential of their front-end.

     For our fiscal year 2003, we distributed magazines having a retail value of approximately $350 million, or approximately 7% of the single-copy magazine market, which was estimated to total $4.7 billion in calendar year 2002. We are most notably a leading domestic distributor of foreign publication imported for sale in the United States.

     Our Magazine Fulfillment group's logistical functions are linked by just-in-time replenishment and order regulation systems. By utilizing our systems, publishers and retailers are able to more effectively manage their inventory levels. We leverage third-party freight carriers, maximize the efficiency of our fixed asset base and permit retailers to reorder and return titles efficiently.

     Our Magazine Fulfillment group accounted for $197.7 million of our total revenues and $10.4 million of our total operating income for the nine months ended October 31, 2003.

  IN-STORE SERVICES

     The In-Store Services group provides publisher rebate and other incentive payment collection, information technology and front-end services, including fixture design and manufacture. We offer administrative services to retailers designed to minimize the burdens associated with the process of collecting rebates and other incentive payments from publishers. Because retailers generally must wait a significant time to receive these payments, we have developed our "Advance Pay Program" under which we make a payment to the retailer of the amount of their incentive claims less our commission in exchange for the right to collect the entire incentive payment from the publishers.

     Our front-end services assist retailers with the design and management of their front-ends where we believe they generate a disproportionately higher percentage of profits per square foot. These services include designing and manufacturing wire display fixtures, as well as soliciting bids from publishers and other vendors for product placement.

     We offer information technology services through the Interactive Communications Network, or "ICN," a subscription-based service with more than 300 current subscribers, and Periodical Information Network, or "PIN." We have contracts with retailers that allow us to aggregate extensive magazine sales data and develop products such as the "Cover Analyzer," which provides information on the top 300 selling titles, daily sales information on the titles and filtering capabilities that allow publishers to query by topic or subject. These real-time information services enable our subscribing publishers to respond quickly to changing customer tastes by improving their selection of new magazine covers, new titles and promotions.


     Our In-Store Services group accounted for $46.4 million of our total revenues and $13.8 million of our total operating income for the nine months ended October 31, 2003.


  WOOD MANUFACTURING

     The Wood Manufacturing group manufactures customized fixtures and displays using wood veneers and laminates. The group's offerings complement our In-Store Services group's wire displays.

     Our Wood Manufacturing group accounted for $14.6 million of our total revenues and $0.9 million of our total operating income for the nine months ended October 31, 2003.

OUR STRENGTHS

     We believe our primary strengths stem from our three groups through which we provide a full array of products and services designed to meet the display, fulfillment and information needs of retailers.

     - OUR BUSINESS CONSISTS OF THREE SYNERGISTIC OPERATING GROUPS: MAGAZINE FULFILLMENT, IN-STORE SERVICES AND WOOD MANUFACTURING. Together, these groups offer a complete array of products and value-added services to retailers in both the specialty and mainstream retail markets. Our extensive relationships with retailers, as well as publishers and other vendors, throughout the United States and Canada, have enabled us to build a reputation for reliable and timely service and an efficient fulfillment infrastructure to service these markets. We believe that our ability to deliver all of these services gives us a strong competitive advantage and would be very difficult to replicate.

     - OUR MAGAZINE FULFILLMENT GROUP'S DISTRIBUTION INFRASTRUCTURE ALLOWS US TO BETTER SERVE SPECIALTY RETAILERS ON A NATIONWIDE BASIS. Because of the targeted product mix required by national specialty retailers, traditional magazine distribution channels are generally insufficient to meet their needs. Our distribution infrastructure provides a reliable, timely and cost-effective alternative that reduces procurement, display and replenishment burdens for these specialty retailers and facilitates efficient inventory management. Through strategic placement of our distribution centers and effective use of third-party shipping carriers, we are the primary direct-to-retail distributor of weekly publications servicing all zip codes in the United States.

     - OUR IN-STORE SERVICES GROUP IS A LEADING PROVIDER OF FRONT-END SERVICES IN THE MAINSTREAM RETAIL MARKET. We believe the front-end is the most profitable area of a mainstream retail store on a per square foot basis. We are able to streamline the management of this area by:

      - soliciting bids from publishers and other vendors for product placement;

      - manufacturing and designing display fixtures;

      - managing the entire process of collecting publisher rebates and other incentive payments; and

      - providing compilation and analysis of magazine sales information for both retailers and publishers.

      The high volume of products sold at the front-end, coupled with the numerous parties involved, creates the need for a central agent to coordinate the process. We fill this role and believe it would be very difficult to replicate the total mix of services we provide.

OUR STRATEGY

     We believe we have a unique mix of assets, technologies and relationships that provide us with a strong foundation for future growth. Our key growth strategies include the following:

     - WE SEEK TO GROW OUR INTERNATIONAL OPERATIONS AND CREATE MARKETS FOR OUR SERVICES OVERSEAS. We expect our new London office to facilitate the introduction of our front-end services internationally and serve as a focal point for our international magazine export/import business. We believe that our services can provide a compelling value proposition to overseas publishers and retailers who generally rely on less efficient traditional methods of distribution and merchandising and can benefit substantially from our fulfillment and marketing services.

     - WE SEEK TO GROW THROUGH ACQUISITIONS. We intend to pursue strategic acquisitions of assets or businesses to leverage our existing fulfillment and marketing services and complement our internal growth on a cost-effective basis. Pursuing a controlled acquisition strategy will allow us to acquire new customers and complementary products and create greater operating efficiencies and economies of scale.

     - WE SEEK TO FULFILL ADDITIONAL PRODUCTS COST EFFECTIVELY THROUGH OUR EXISTING INFRASTRUCTURE. We believe we have an opportunity to provide substantial fulfillment of a wide variety of products to retailers. Currently, we primarily fulfill magazines but have the capability to fulfill non-perishable products, such as batteries, cameras and film, razor blades and other impulse merchandise.

     - WE SEEK TO FULFILL MAGAZINES TO A WIDER VARIETY OF SPECIALTY RETAILERS. We also have an opportunity to provide fulfillment of special-interest magazines to specialty retailers that cater to that particular special interest.

     - WE SEEK TO INCREASE THE PENETRATION OF FOREIGN MAGAZINE TITLES SOLD IN THE UNITED STATES. Foreign published magazine titles are not currently widely distributed in the United States. Given that the profit margins are higher for these titles, we intend to leverage our existing infrastructure to increase their distribution.

RISKS YOU SHOULD CONSIDER

     Our business is dependent to a great extent on our relationships with retailers, publishers and vendors of consumer products and confections. We have a concentrated customer base and the loss of or a significant reduction in the business we do with any of our largest customers would have a negative impact on our revenues and operating income and could impair our access to information important to most aspects of our business. A growing percentage of our revenue is derived from the export of U.S. magazines to foreign markets and the import of foreign magazines to U.S. markets, and one of our strategies is to increase our international operations. Our international operations could be affected by a number of factors, including unforeseen changes in regulatory requirements, such as import or export restrictions, tariffs and other trade barriers and fluctuations in foreign currency exchange rates. In addition, our strategy to make additional acquisitions could divert company resources and management time and present problems related to implementing controls and integrating the acquired company's management and systems into our own. For a discussion of these and other risk factors relating to an investment in our common stock, see "Risk Factors" beginning on page 8 of this prospectus.

                             ---------------------

     Our principal executive offices are located at 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134, and our telephone number is
(239) 949-4450. Our website can be visited at www.sourceinterlink.com. Information contained on our website is not incorporated by reference into and does not form any part of this prospectus.

     Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING

Shares being offered by us....   3,000,000 shares

Shares being offered by
selling shareholders..........   1,000,000 shares

Shares to be outstanding after
this offering.................   21,916,164 shares


Use of proceeds...............   To repay the outstanding obligations under the
                                 term loan payable to Wells Fargo Foothill, the term note payable to Hilco Capital and the revolving credit facility provided by Wells
                                 Fargo Foothill (the principal amount of which collectively totaled $31.7 million as of February 27, 2004), a portion of which may be reborrowed for general corporate purposes. See
                                 "Use of Proceeds."


Nasdaq symbol.................   SORC

     The number of shares of our common stock referred to above as to be outstanding after this offering is based on the number of shares that were outstanding on February 24, 2004, but excludes as of such date:

     - 658,644 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.96;

     - 4,875,755 shares of common stock issuable upon exercise of outstanding options issued by us under our stock based employee compensation plans at a weighted average exercise price of $6.98; and

     - 22,561 additional shares of common stock reserved for future issuance under our stock-based employee compensation plans.

     Unless otherwise specifically stated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following summarizes our historical consolidated financial information. We have derived this information at and for each of the three years included in the period ended January 31, 2003 from our audited consolidated financial statements. The information at October 31, 2003 and for the nine months ended October 31, 2002 and 2003 was derived from our unaudited consolidated financial statements and includes all adjustments consisting only of normal, recurring adjustments that we consider necessary for a fair presentation of that information. The amounts presented have been restated from the historical financial statements to revise the accounting treatment for revenue recognition related to our rebate claim filings (see Note 20 of our annual financial statements and Note 10 of our interim financial statements). Historical operating results are not necessarily indicative of the results that may be expected for any future period. You should read the summary financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                        (RESTATED)                       (RESTATED)            (RESTATED)
                                                                      NINE MONTHS ENDED
                               FISCAL YEAR ENDED JANUARY 31,             OCTOBER 31,       TWELVE MONTHS ENDED
                         -----------------------------------------   -------------------       OCTOBER 31,
                            2001           2002           2003         2002       2003           2003(3)
                         -----------   ------------   ------------   --------   --------   -------------------
                          ($ IN THOUSANDS, EXCEPT PER SHARE DATA)        (UNAUDITED)           (UNAUDITED)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Revenues...............    $92,423       $238,923       $290,894     $222,234   $258,687        $327,345
Costs of revenues......     53,792        176,357        216,483      165,140    189,986         241,328
                           -------       --------       --------     --------   --------        --------
Gross profit...........     38,631         62,566         74,411       57,094     68,701          86,017
Selling, general and
  administrative
  expenses.............     23,279         37,112         46,565       32,985     39,763          53,343
Fulfillment freight....         --          9,797         14,720       11,112     12,995          16,603
Relocation
  expenses(1)..........         --             --          1,926        1,605      1,730           2,051
Amortization of
  goodwill.............      2,994          5,424             --           --         --              --
Goodwill impairment
  charge(2)............         --         78,126             --           --         --              --
                           -------       --------       --------     --------   --------        --------
Operating income
  (loss)...............     12,358        (67,893)        11,200       11,392     14,213          14,020
Other income (expense):
  Interest expense,
     net...............     (2,312)        (3,338)        (3,765)      (2,581)    (2,770)         (3,954)
  Other................         36         (2,339)           514          284       (612)           (382)
                           -------       --------       --------     --------   --------        --------
Total other income
  (expense)............     (2,276)        (5,677)        (3,251)      (2,297)    (3,382)         (4,336)
                           -------       --------       --------     --------   --------        --------
Income (loss) before
  income taxes.........     10,082        (73,570)         7,949        9,095     10,831           9,684
Income tax expense
  (benefit)............      3,965           (705)           611        3,356      3,115             370
                           -------       --------       --------     --------   --------        --------
Net income (loss)......    $ 6,117       $(72,865)      $  7,338     $  5,739   $  7,716        $  9,314
                           =======       ========       ========     ========   ========        ========

                                        (RESTATED)                       (RESTATED)            (RESTATED)
                                                                      NINE MONTHS ENDED
                               FISCAL YEAR ENDED JANUARY 31,             OCTOBER 31,       TWELVE MONTHS ENDED
                         -----------------------------------------   -------------------       OCTOBER 31,
                            2001           2002           2003         2002       2003           2003(3)
                         -----------   ------------   ------------   --------   --------   -------------------
                          ($ IN THOUSANDS, EXCEPT PER SHARE DATA)        (UNAUDITED)           (UNAUDITED)
Earnings per share --
  basic................    $  0.35       $  (4.07)      $   0.40     $   0.32   $   0.42        $   0.51
Earnings per share --
  diluted..............    $  0.33       $  (4.07)      $   0.40     $   0.31   $   0.40        $   0.48
Weighted average of
  shares outstanding in
  computing:
  Basic net income per
     share.............     17,591         17,915         18,229       18,220     18,378          18,347
  Diluted net income
     per share.........     18,348         17,915         18,478       18,497     19,487          19,220



                                                 (RESTATED)                    (RESTATED)
                                               AT JANUARY 31,              AT OCTOBER 31, 2003
                                       ------------------------------   -------------------------
                                         2001       2002       2003      ACTUAL    AS ADJUSTED(4)
                                       --------   --------   --------   --------   --------------
                                               (IN THOUSANDS)                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash.................................  $  1,085   $  2,943   $  5,570   $  4,977      $  4,977
Working capital(5)...................    60,277     (9,424)    (3,519)    32,703        33,703
Total assets.........................   158,449    164,430    157,239    181,583       181,583
Current maturities of debt...........       116     42,097     29,215      4,301         3,301
Debt, less current maturities........    31,780     15,578     17,026     48,806        16,121
Total liabilities....................    48,659    120,887    106,320    118,574        84,890
Total equity.........................   109,790     43,543     50,919     63,009        96,694


---------------

(1) Relocation costs relate to the consolidation of our prior offices from St. Louis, Missouri, High Point, North Carolina and San Diego, California to our new offices in Bonita Springs, Florida.

(2) Charge related to the impairment of the goodwill attributed to our Magazine Fulfillment and Wood Manufacturing businesses.

(3) Information derived by combining data from our unaudited consolidated financial statements for the nine months ended October 31, 2003 and three months ended January 31, 2003.


(4) As adjusted to give effect to (a) our receipt of $33.7 million from our sale of 3,000,000 shares of common stock in this offering at an assumed public offering price per share of $12.14 after deduction of the underwriting discount and offering expenses payable by us estimated to be $2.7 million and (b) our application of such net proceeds to repay debt as if this offering had occurred on October 31, 2003. At February 27, 2004, debt totaled approximately $36.5 million. See "Use of Proceeds."


(5) Includes current maturities of debt.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing these securities, you should carefully consider the following risk factors, as well as other information contained in or incorporated by reference in this prospectus, to evaluate an investment in the securities offered by this prospectus. The risks and uncertainties described below are those that we currently believe may materially affect our company. Other risks and uncertainties that we do not presently consider to be material or of which we are not presently aware may become important factors that affect our company in the future. If any of the risks discussed below actually occur, our business, financial condition, operating results, cash flows or prospects could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

  WE HAVE A CONCENTRATED CUSTOMER BASE, AND OUR REVENUES COULD BE ADVERSELY AFFECTED IF WE LOSE ANY OF OUR LARGEST CUSTOMERS, OR IF THEY ARE UNABLE TO PAY AMOUNTS DUE US.

     During the nine months ended October 31, 2003, two of our customers, Barnes & Noble, Inc. and Borders Group, Inc., accounted for approximately 47.7% of these total revenues. Substantially all of our products and services are supplied under arrangements that may be cancelled without cause on short notice and that generally do not require our customers to make minimum purchases. Consequently, our customers are generally permitted to obtain services from other providers without further obligation to us. The concentration of revenues derived from our largest customers also exposes us to credit risks associated with the financial viability of our customers. We believe that sales to our largest customers will continue to represent a significant percentage of our revenues. If we experience a significant reduction in business from these customers it would result in material reduction in our revenues and negatively impact our operating profits.

  WE MAY BE UNABLE TO COMPLY WITH COVENANTS CONTAINED IN OUR CREDIT FACILITIES, WHICH COULD RESULT IN THE IMPAIRMENT OF OUR WORKING CAPITAL AND AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.


     On October 30, 2003, we entered into a three-year revolving and term loan credit facility with Wells Fargo Foothill, Inc. consisting of up to $45.0 million of revolving loans, which enables us to borrow from time to time subject to the satisfaction of conditions and to other limitations, and a $5.0 million term loan. This credit facility is secured by collateral consisting of substantially all of our assets. At the same time, we entered into a $15.0 million term loan with Hilco Capital, which is secured by a junior lien on the same collateral. At February 27, 2004, the outstanding principal balance under these credit facilities was $31.7 million. To maintain the right to borrow revolving loans and avoid a default under these credit facilities, we are required to comply with various financial and operating covenants and maintain sufficient eligible assets to support revolving loans pursuant to a specified borrowing base. For a description of these financial and operating covenants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Debt." Our ability to comply with these covenants or maintain sufficient eligible assets can be affected by events beyond our control, including prevailing economic, financial and industry conditions, and we cannot assure you that we will continue to comply with these covenants or maintain sufficient eligible assets in the future. A breach of any of these covenants or the failure to maintain sufficient eligible assets could result in a default under these credit facilities. If we default, our revolving lender will no longer be obligated to extend revolving loans to us, and both lenders could declare all amounts outstanding under their credit facilities, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, our lenders could proceed against the collateral granted to them to secure that indebtedness. The results of such actions would have a significant negative impact on our results of operations and financial condition.


     We may be unable to extend these credit facilities when they mature or to replace them with additional debt or equity financing on terms acceptable to us, or at all. If we do raise funds by issuing additional equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced, and the securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock or may be issued at a discount to the market price of our common stock, which would result in dilution to our existing shareholders.

  A PORTION OF OUR BUSINESS DEPENDS ON CURRENT SALES REBATE PROGRAMS, AND OUR RESULTS OF OPERATION COULD BE ADVERSELY AFFECTED IF THESE PROGRAMS WERE DISCONTINUED OR MATERIALLY MODIFIED.

     The process of collecting rebates and other incentive payments offered by magazine publishers is an integral part of our business. Magazine publishers are not under long-term contractual obligations to continue these incentive programs. Moreover, some retailers purchase magazines at discounted prices instead of receiving rebate payments. If the current industry rebate practice were to significantly diminish in popularity, either as a result of decisions by publishers or retailers, we would experience a reduction in our operating profits.

  A DISRUPTION IN THE OPERATIONS OF OUR KEY SHIPPERS COULD CAUSE A DECLINE IN OUR SALES OR A REDUCTION IN OUR EARNINGS.

     We are dependent on commercial freight carriers, primarily Federal Express, to deliver our products. If the operations of these carriers are disrupted for any reason, we may be unable to deliver our products to our customers on a timely basis. If we cannot deliver our products in an efficient and timely manner, our revenues and operating profits could suffer.

  WE CONDUCT A GROWING PORTION OF OUR BUSINESS INTERNATIONALLY, WHICH PRESENTS ADDITIONAL RISKS OVER AND ABOVE THOSE ASSOCIATED WITH OUR DOMESTIC OPERATIONS.

     Approximately 9.7% of our total revenues for the nine months ended October 31, 2003 was derived from the export of U.S. publications to overseas markets, primarily in the United Kingdom and Australia. In addition, approximately 16.5% of our domestic distribution for the nine months ended October 31, 2003 consisted of the domestic distribution of foreign publications imported for sale to U.S. markets. The import and export of magazines presents additional risks inherent in conducting business internationally including:

     - unexpected changes in regulatory requirements;

     - import and export restrictions;

     - tariffs and other trade barriers;

     - differing technology standards;

     - resistance from retailers to our business practices;

     - employment laws and practices in foreign countries;

     - political instability;

     - fluctuations in currency exchange rates;

     - imposition of currency exchange controls; and

     - potentially adverse tax consequences.

     Any of these risks could adversely affect revenue and operating profits of our international operations.

  WE DEPEND ON ACCESS TO ACCURATE INFORMATION ON RETAIL SALES OF MAGAZINES IN ORDER TO OFFER CERTAIN SERVICES TO OUR CUSTOMERS, AND WE COULD LOSE A SIGNIFICANT COMPETITIVE ADVANTAGE IF OUR ACCESS TO SUCH INFORMATION WERE DIMINISHED.

     We use information concerning retail sales of single copy magazines to:

     - compare the revenue potential of various front-end fixture designs to assist our customers to select designs which appear to maximize sales in the front-end;

     - identify sales trends at individual store locations permitting us to provide just in time inventory replenishment and prevent stock outs; and

     - offer both retailers and publishers information services, such as ICN and Cover Analyzer, and customized sales reporting.

     We gain access to this information principally through contractual relationships with A.C. Nielsen & Company and Barnes & Noble, Inc. We also obtain a significant amount of information in connection with our rebate claim submission services. Our access to information could be restricted as a result of the inability of any of our data partners to supply information to us or as a result of the discontinuation or substantial modification of the current incentive payment programs. If our access to information were reduced, the value of our information and design services could materially diminish and our publisher and retailer relationships could be negatively impacted.

  UNDER OUR ADVANCE PAY PROGRAM, WE ACQUIRE THE RIGHTS OF OUR CUSTOMERS TO RECEIVE INCENTIVE PAYMENTS FROM PUBLISHERS AND WE COULD BE MATERIALLY HARMED IF THE PUBLISHERS WERE UNABLE TO MAKE THE PAYMENTS TO US.

     The amounts payable to us as a result of our right to receive incentive payments varies significantly during our fiscal quarter. In some cases, we assume the risk otherwise borne by our customers that publishers will refuse or be unable to pay incentive payments. Moreover, it is possible that our acquisition of these rights could be re-characterized as a financing transaction rather than as a true sale, in which case we may be treated as a creditor of our customer in any bankruptcy proceeding involving the customer. Consequently, we bear a risk in the case of any bankruptcy proceeding involving our customer that we would not receive a substantial portion of the payments due to us or that we may be required to disgorge some amounts previously received under our Advance Pay Program. We maintain a reserve for such contingencies, but these reserves may be inadequate. If our reserve is inadequate, we could experience a material reduction in our operating profits.

  WE PARTICIPATE IN HIGHLY COMPETITIVE INDUSTRIES AND COMPETITIVE PRESSURES MAY RESULT IN A DECREASE IN OUR REVENUES AND PROFITABILITY.

     Each of our business groups faces significant competition. Our Magazine Fulfillment group distributes magazines in competition with a number of national and regional companies, including Anderson News Company, Hudson News Company, Chas. Levy Company LLC, News Group and Ingram Book Group. It is possible that there could be other entrants into the fulfillment industry such as publishers or printers. Our In-Store Services group has one primary competitor for its claims submission program, and it competes with other manufacturers in our display fixture business. Our Wood Manufacturing group competes in a highly fragmented industry with a significant number of direct competitors.

     In addition, some of our information and management services may be performed directly by publishers and other vendors, retailers or distributors. Other information service providers, including A.C. Nielsen Company, Information Resources and Audit Bureau of Circulations, also collect sales data from retail stores. If these service providers were to compete with us, given their experience in collecting information and their industry reputations, they could be formidable competitors.

     Some of our existing and potential competitors have substantially greater resources and greater name recognition than we do with respect to the market or market segments they serve. Because of each of these competitive factors, we cannot be certain that we will be able to compete successfully in this market with existing or new competitors. Competitive pressures may result in a decrease in the number of customers we serve, a decrease in our revenues or a decrease in our operating profits.

  OUR STRATEGY INCLUDES MAKING ADDITIONAL ACQUISITIONS THAT INCREASE THE RISKS OF OUR BUSINESS.

     Making additional strategic acquisitions is a part of our strategy. Our ability to make acquisitions will depend upon our identifying attractive acquisition candidates and, if necessary, obtaining financing on satisfactory terms. Acquisitions, including those that we have already made, may increase certain risks. These include the following:

     - we may be entering markets in which we have limited experience;

     - the acquisitions may be potential distractions to management and may divert company resources and managerial time;

     - it may be difficult to integrate an acquired business's financial, computer, payroll and other systems into our own;

     - we may have difficulty implementing additional controls and information systems appropriate to a growing company;

     - we may have unanticipated liabilities or contingencies from an acquired business;

     - we may have reduced earnings due to amortization expenses, goodwill impairment charges, increased interest costs and costs related to the acquisition and its integration;

     - we may not be able to retain management and other key personnel of an acquisition; and

     - we may impair relationships with an acquisition's employees, suppliers or customers by changing management.

     For example, in connection with our 2001 acquisition of a magazine distribution company we recorded in fiscal year 2002 an asset impairment charge totaling $78.1 million. See Note 6 to our consolidated financial statements on page F-15.

     Furthermore, we may pay for acquisitions using our common stock, which would dilute our shareholders' ownership interests, and we may pay more than an acquisition's tangible net worth. If we are unsuccessful in meeting the challenges arising out of our acquisitions, our business, financial condition and future results could be materially harmed.

  OUR OPERATIONS COULD BE DISRUPTED IF OUR INFORMATION SYSTEMS FAIL, CAUSING INCREASED EXPENSES AND LOSS OF SALES.

     Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems, including our replenishment and order regulation systems, ICN and our other information technology. If our systems were to fail, our operations and financial results could be adversely affected. In addition, we must effectively expand the capacity of our information technology to accommodate our anticipated growth or our operations could suffer. We have formal disaster recovery plans in place. However, these plans may not be entirely successful in preventing delays or other complications that could arise from information systems failure and if they are not successful, our business interruption insurance may not adequately compensate us for losses that may occur.

  WE DEPEND ON THE INTERNET TO DELIVER SOME OF OUR SERVICES, AND THE USE OF THE INTERNET EXPOSES US TO INCREASED RISKS.

     Many of our operations and services, including our replenishment and order regulation systems, PIN, ICN and our other information technology, involve the transmission of information over the Internet. Our business therefore depends in part on the reliability of Internet service providers, which from time to time have operational problems and experience service outages. In addition, Internet usage makes us more vulnerable to unauthorized access, computer viruses and other disruptive problems, including security breaches by computer hackers, despite our implementation of security measures. Any of the foregoing could adversely affect our ability to operate our business.

  WE DEPEND ON THE EFFORTS OF CERTAIN KEY PERSONNEL THE LOSS OF WHOSE SERVICES COULD ADVERSELY AFFECT OUR BUSINESS.

     We depend upon the services of our chief executive officer and chief operating officer and their relationships with our customers and other third parties. The loss of these services or relationships could adversely affect our business and the implementation of our growth strategy. This in turn could materially harm our financial condition and future results. Although we have employment agreements with each of our chief executive officer and chief operating officer, the services of these individuals may not continue to be available to us. We carry key person life insurance on the lives of both our chief executive officer and our chief operating officer. We face competition for personnel from other companies.

RISKS RELATING TO OUR COMMON STOCK

  OUR COMMON STOCK PRICE HAS BEEN VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR SHAREHOLDERS.

     Our common stock is currently traded on the Nasdaq National Market. Our average daily trading volume for the 52-week period ended February 24, 2004 was approximately 83,832 shares. In the future, we may experience more limited daily trading volume. The trading price of our common stock has been and may continue to be volatile. The closing sale prices of our common stock, as reported by the Nasdaq National Market, have ranged from $4.63 to $13.85 for the 52-week period ended February 24, 2004. Broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including, but not limited to, announcements of new services, additions or departures of key personnel, quarterly fluctuations in our financial results, changes in analysts' estimates of our financial performance, general conditions in our industry and conditions in the financial markets and a variety of other risk factors, including the ones described elsewhere in this prospectus. In addition, if we needed to raise equity funds under adverse conditions, it would be difficult to sell a significant amount of our stock without causing a significant decline in the trading price of our stock.

  OUR STOCK PRICE MAY DECLINE IF ADDITIONAL SHARES ARE SOLD IN THE MARKET AFTER THIS OFFERING.

     Future sales of substantial amounts of shares of our common stock by our existing shareholders in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. In addition, we may be required to issue up to 5,534,399 additional shares upon exercise of previously granted options and warrants that are outstanding as of February 24, 2004. Our directors and executive officers have agreed to enter into "lock up" agreements with the underwriters, in which they will agree (subject to some limited exceptions) to refrain from selling their shares, including 3,336,781 shares issuable upon exercise of the options described above, for a period of 120 days after this offering, except that, in the case of one of our executive officers, Monte Weiner (who beneficially owns 530,335 shares prior to this offering), such period is 90 days. In addition, the non-employee selling shareholder, Jonathan J. Ledecky, has agreed to enter into such a "lock up" agreement for a period of 90 days. Increased sales of our common stock in the market, including those issued after exercise of currently outstanding options or expiration of the lock-up agreements, could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

  INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE OF COMMON STOCK PURCHASED IN THIS OFFERING.


     Our net tangible book value at October 31, 2003, was approximately $10.6 million, or approximately $0.57 per share of common stock, without giving effect to any exercise of options or warrants then outstanding. Our net tangible book value per share has been determined by dividing the net tangible book value, total tangible assets less total liabilities, by the number of shares of common stock outstanding at October 31, 2003. After giving effect to the sale by us of 3,000,000 shares of our common stock in this offering at the assumed public offering price of $12.14 per share, and after deduction of the underwriting discount and estimated offering expenses payable by us, our net tangible book value immediately after this offering will be approximately $43.2 million or $1.99 per share. Accordingly, the offering price of our common stock will be substantially higher than the net tangible book value per share of our existing capital stock. As a result, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $10.15 in net tangible book value per share of common stock, based on the assumed public offering price of $12.14 per share.

  WE HAVE LIMITATIONS ON CHANGES OF CONTROL THAT COULD REDUCE YOUR ABILITY TO SELL OUR SHARES AT A PREMIUM.

     Our articles of incorporation and by-laws contain provisions that could reduce the likelihood of a change of control or acquisition of our company. This could limit your ability to sell your shares at a premium or otherwise affect the price of our common stock. These provisions:

     - provide for a classified board of directors;

     - permit our board to issue up to two million shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of that preferred stock;

     - permit our board to issue up to 40 million shares of common stock;

     - permit our board to increase its own size and fill the resulting vacancies;

     - limit the removal of directors by the shareholders to removal for cause;

     - limit the persons who may call special meetings of shareholders; and

     - establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted on by shareholders at shareholders meetings.

  OUR MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE CAPITAL RESOURCES MADE AVAILABLE BY THIS OFFERING, AND YOU MAY NOT AGREE WITH THE WAY THEY ARE USED.


     Under our credit arrangements with Wells Fargo Foothill and Hilco Capital, the net proceeds of this offering are required to be applied first to the repayment of the term loan payable to Wells Fargo Foothill, then to the repayment of the term note payable to Hilco Capital, and thereafter to the repayment of the revolving credit facility provided by Wells Fargo Foothill. At February 27, 2004, the total principal amount of our obligations that are required to be repaid from the net proceeds of this offering was $31.7 million. We currently intend to use the remaining net proceeds of this offering for other corporate purposes, including strategic acquisitions of complementary businesses. However, if presented with a business opportunity that we consider to be in our best interests and those of our shareholders and with the permission of Wells Fargo Foothill and Hilco Capital, we may use the net proceeds of this offering differently. The effect of this offering will be to increase capital resources available to our management, and our management may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the capital resources generated by this offering.


                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus, including risk factors described under the caption "Risk Factors" above, contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions often characterize forward-looking statements. These statements may include, but are not limited to, projections of collections, revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. These statements are only predictions and you should not unduly rely on them. Our actual results will differ, perhaps materially, from those anticipated in these forward-looking statements made or incorporated by reference in this prospectus as a result of a number of factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus:

     - market acceptance of and continuing demand for our services;

     - the impact of competitive services;

     - the pricing and reimbursement policies of magazine publishers;

     - our ability to obtain additional financing to support our operations;

     - changing market conditions and other risks detailed below;

     - demand for magazines at the retailers we service; and

     - our ability to access retailers' point-of-sales information needed to efficiently allocate distribution.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

     You should read and interpret any forward-looking statements together with the following:


     - our Annual Report on Form 10-K for the year ended January 31, 2003 as amended on March 3, 2004;



     - our Quarterly Report on Form 10-Q for the quarter ended April 30, 2003 as amended on March 3, 2004;



     - our Quarterly Report on Form 10-Q for the quarter ended July 31, 2003 as amended on March 3, 2004;



     - our Quarterly Report on Form 10-Q for the quarter ended October 31, 2003 as amended on March 3, 2004;


     - our Current Report on Form 8-K, as filed with the SEC on April 8, 2003;

     - our Current Report on Form 8-K, as filed with the SEC on November 5, 2003; and

     - the risk factors contained in this prospectus under the caption "Risk Factors."

     Any forward-looking statement speaks only as of the date on which that statement is made. Unless required by U.S. federal securities laws, we will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

                                USE OF PROCEEDS


     We expect to receive approximately $33.7 million from the sale of the shares of common stock offered by us in this offering, based on an assumed public offering price per share of $12.14, after deducting the underwriting discount and offering expenses payable by us estimated to be $2.7 million. We will not receive any of the proceeds from the sale of shares by the selling shareholders.



     We intend to use approximately $33.7 million of the net proceeds of this offering to repay a portion of our indebtedness to Wells Fargo Foothill and Hilco Capital, which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Debt." Our credit facilities with Wells Fargo Foothill and Hilco Capital expire, and the indebtedness payable thereunder matures, on October 30, 2006. The proceeds of our borrowings under our credit facilities with Wells Fargo Foothill and Hilco Capital were used primarily to repay our preexisting credit facilities with Bank of America, N.A. and Congress Financial Corporation (Western). At February 27, 2004, the weighted average interest rate applicable to our current credit facilities was 8.8%. We may subsequently reborrow under our credit facilities for general corporate purposes, which may include the funding of all or a portion of the costs of any acquisitions that we determine to pursue in the future, although there can be no assurances that we will be able to successfully identify or consummate any such acquisitions. However, if presented with a business opportunity that we consider to be in our best interests and those of our shareholders and with the permission of Wells Fargo Foothill and Hilco Capital, we may use the net proceeds of this offering differently. Pending our use of the proceeds, we intend to reduce the borrowings outstanding under our revolving credit facility, if any, or invest in cash, cash equivalents, money market funds, or short-term, interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol SORC.

     The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported by the Nasdaq National Market during the fiscal year shown.


                                                               HIGH     LOW
                                                              ------   ------
Year ended January 31, 2002
  First Quarter.............................................  $ 6.19   $ 3.38
  Second Quarter............................................    6.34     3.76
  Third Quarter.............................................    5.65     3.15
  Fourth Quarter............................................    6.59     3.63
Year ended January 31, 2003
  First Quarter.............................................  $ 5.79   $ 4.07
  Second Quarter............................................    5.75     3.82
  Third Quarter.............................................    6.41     4.26
  Fourth Quarter............................................    5.93     3.76
Year ended January 31, 2004
  First Quarter.............................................  $ 5.51   $ 4.33
  Second Quarter............................................    8.59     5.50
  Third Quarter.............................................    9.82     7.70
  Fourth Quarter............................................   14.30     8.10
Year ending January 31, 2005
  First Quarter (through March 1, 2004).....................  $13.29   $10.43



     The last reported sale price of our common stock on the Nasdaq National Market on March 1, 2004 was $12.14. As of February 24, 2004, there were approximately 97 holders of record of the common stock.


                                DIVIDEND POLICY

     We have never declared or paid dividends on our common stock. Our board of directors presently intends to retain all of our earnings, if any, for the development of our business for the foreseeable future. The declaration and payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon a number of factors, including, among others, any restrictions contained in our credit facilities and our future earnings, operations, capital requirements and general financial condition and such other factors that our board of directors may deem relevant. Currently, our credit facilities prohibit the payment of cash dividends or other distributions on our capital stock or payments in connection with the purchase, redemption, retirement or acquisition of our capital stock.

                                 CAPITALIZATION

     The following table sets forth our cash and capitalization as of October 31, 2003:

     - on an actual basis; and


     - as adjusted to give effect to (a) our receipt of $33.7 million from our sale of 3,000,000 shares of common stock in this offering at an assumed public offering price per share of $12.14 after deduction of the underwriting discount and offering expenses payable by us estimated to be $2.7 million and (b) our application of such net proceeds to repay debt as if the offering had occurred on October 31, 2003. At February 27, 2004, debt (including current maturities) totaled approximately $36.5 million. See "Use of Proceeds."



                                                                    (RESTATED)
                                                               AT OCTOBER 31, 2003
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                                 ($ IN THOUSANDS)
Cash........................................................  $  4,977    $  4,977
                                                              ========    ========
DEBT (INCLUDING CURRENT MATURITIES):
Credit facility (Wells Fargo Foothill)......................  $ 28,802    $  9,181
Note payable (Hilco Capital)................................    14,064          --
Other debt..................................................    10,241      10,241
                                                              --------    --------
  TOTAL DEBT................................................    53,107      19,422
SHAREHOLDER'S EQUITY:
Preferred stock; 2,000 shares authorized, none issued.......        --          --
Common stock; 40,000 shares authorized, 18,781 shares
  issued, 18,681 shares outstanding; 21,781 shares issued,
  21,681 shares outstanding, as adjusted....................       188         218
Additional paid-in capital..................................   100,467     134,122
Accumulated deficit.........................................   (38,110)    (38,110)
Accumulated other comprehensive income......................     1,031       1,031
Treasury stock..............................................      (567)       (567)
                                                              --------    --------
  TOTAL SHAREHOLDERS' EQUITY................................    63,009      96,694
                                                              --------    --------
  TOTAL CAPITALIZATION......................................  $116,116    $116,116
                                                              ========    ========


     The table above should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes beginning on page F-1.

     This table assumes that the underwriter's over-allotment option will not be exercised and is based on the number of shares that were outstanding on October 31, 2003.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data at January 31, 1999, 2000 and 2001 and for the fiscal years ended January 31, 1999 and 2000 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated financial data at January 31, 2002 and 2003 and for the fiscal years ended January 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements which are included elsewhere in this prospectus. Our consolidated financial statements at January 31, 1999, 2000, 2001, 2002, and 2003 and for the fiscal years ended January 31, 1999, 2000, 2001, 2002, and 2003 have been audited by BDO Seidman LLP, independent auditors. The selected consolidated financial data at October 31, 2003 and for the nine months ended October 31, 2002 and 2003 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments consisting principally of normal recurring accruals that we consider necessary for a fair presentation of that information when read in conjunction with our audited financial statements. The amounts presented have been restated from the historical financial statements to revise the accounting treatment for revenue recognition related to our rebate claim filing (see Note 20 of our annual financial statements and Note 10 of our interim financial statements). The financial statements are presented with the cumulative effect of the change ($1,766) recorded as an adjustment to retained earnings at January 31, 1998. Our historical results are not necessarily indicative of the results that may be expected for any future period, and the results of operations for the nine months ended October 31, 2003 are not necessarily indicative of the results to be expected for the full fiscal year ended January 31, 2004. You should read the summary financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                          (RESTATED)
                                                     (RESTATED)                        NINE MONTHS ENDED
                                           FISCAL YEAR ENDED JANUARY 31,                  OCTOBER 31,
                                 --------------------------------------------------   -------------------
                                  1999      2000       2001       2002       2003       2002       2003
                                 -------   -------   --------   --------   --------   --------   --------
                                      ($ IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues.......................  $20,051   $82,279   $ 92,423   $238,923   $290,894   $222,234   $258,687
Cost of revenues...............   10,953    48,806     53,792    176,357    216,483    165,140    189,986
                                 -------   -------   --------   --------   --------   --------   --------
  Gross profit.................    9,098    33,473     38,631     62,566     74,411     57,094     68,701
Selling, general and
  administrative expenses......    2,551    12,162     23,279     37,112     46,565     32,985     39,763
Fulfillment freight............       --        --         --      9,797     14,720     11,112     12,995
Relocation expenses(1).........       --        --         --         --      1,926      1,605      1,730
Amortization of goodwill.......      398     2,718      2,994      5,424         --         --         --
Goodwill impairment
  charge(2)....................       --        --         --     78,126         --         --         --
                                 -------   -------   --------   --------   --------   --------   --------
Operating income (loss)........    6,149    18,593     12,358    (67,893)    11,200     11,392     14,213
Other income (expense):
  Interest expense, net........     (303)     (919)    (2,312)    (3,338)    (3,765)    (2,581)    (2,770)
  Other........................      (47)     (152)        36     (2,339)       514        284       (612)
                                 -------   -------   --------   --------   --------   --------   --------
Total other income (expense)...     (350)   (1,071)    (2,276)    (5,677)    (3,251)    (2,297)    (3,382)
                                 -------   -------   --------   --------   --------   --------   --------
Income (loss) before income
  taxes........................    5,799    17,522     10,082    (73,570)     7,949      9,095     10,831
Income tax expense (benefit)...    2,373     7,499      3,965       (705)       611      3,356      3,115
                                 -------   -------   --------   --------   --------   --------   --------
Net income (loss)..............  $ 3,426   $10,023   $  6,117   $(72,865)  $  7,338   $  5,739   $  7,716
                                 =======   =======   ========   ========   ========   ========   ========
Earnings per share -- basic....  $  0.38   $  0.65   $   0.35   $  (4.07)  $   0.40   $   0.32   $   0.42
Earnings per
  share -- diluted.............  $  0.35   $  0.60   $   0.33   $  (4.07)  $   0.40   $   0.31   $   0.40
Weighted average of shares
  outstanding in computing:
  Basic net income per share...    9,132    15,332     17,591     17,915     18,229     18,220     18,378
  Diluted net income per
    share......................    9,776    16,815     18,348     17,915     18,348     18,497     19,487



                                                               (RESTATED)                        (RESTATED)
                                                             AT JANUARY 31,                          AT
                                           ---------------------------------------------------   OCTOBER 31,
                                            1999       2000       2001       2002       2003        2003
                                           -------   --------   --------   --------   --------   -----------
                                                             (IN THOUSANDS)                      (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash.....................................  $   753   $  1,738   $  1,085   $  2,943   $  5,570    $  4,977
Working capital(3).......................   19,807     59,162     60,277     (9,424)    (3,519)     32,703
Total assets.............................   67,349    158,289    158,448    164,430    157,239     101,583
Current maturities of debt...............       66        174        116     42,097     29,215       4,301
Debt, less current maturities............    3,442     32,215     31,780     15,578     17,026      48,806
Total liabilities........................   17,246     53,169     48,658    120,887    106,320     118,574
Total equity.............................   50,103    105,120    109,790     43,543     50,919      63,009


---------------

(1) Relocation costs relate to the consolidation of our prior offices from St. Louis, Missouri, High Point, North Carolina and San Diego, California to our new offices in Bonita Springs, Florida.

(2) Charge related to the impairment of the goodwill attributed to our Magazine Fulfillment and Wood Manufacturing businesses.

(3) Includes current maturities of debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Our business consists of four business segments: Magazine Fulfillment, In-Store Services, Wood Manufacturing and Shared Services. Our segment reporting is structured based on the reporting of senior management to the Chief Executive Officer.

     - Our Magazine Fulfillment group uses our proprietary order regulation technology to manage the distribution of magazines to over 5,300 retail outlets in the specialty retail market operated by 25 retail chains and 1,700 independent retailers. We assist retailers with the selection, logistical procurement and fulfillment of approximately 4,000 monthly and 50 weekly magazine titles from over 560 publishers. The group was established in May 2001 with the acquisition of The Interlink Companies, Inc., or Interlink, and its two operating subsidiaries: International Periodical Distributors, Inc. and David E. Young, Inc.

     - Our In-Store Services group assists retailers with the design and implementation of their front-end area merchandising programs, which generally have a three-year life cycle. We provide other value-added services to retailers, publishers and other vendors. These services include assisting retailers with the filing of claims for publisher incentive payments, which are based on display location or total retail sales, and providing publishers with access to real-time sales information on more than 10,000 magazine titles, thereby enabling them to make more informed decisions regarding their product placement, cover treatments and distribution efforts.

     - Our Wood Manufacturing group designs and manufactures wood display and store fixtures for leading specialty retailers.

     - Our Shared Services group consists of overhead functions not allocated to the other groups. These functions include corporate finance, human resources, management information systems and executive management that are not allocated to the three operating groups. Upon completion of our consolidation of our administrative operations, we restructured our accounts to separately identify corporate expenses that are not attributable to any of our three main operating groups. Prior to fiscal year 2004, these expenses were included within our In-Store Services group. Comparable information is not available and is not presented for prior fiscal years.

  REVENUES

     The Magazine Fulfillment group derives revenues from:

     - selling and distributing magazines, including domestic and foreign titles, to major specialty retailers and wholesalers throughout the United States and Canada;

     - exporting domestic titles internationally to foreign wholesalers or through domestic brokers;

     - serving as a secondary national distributor;

     - providing return processing services for major specialty retail book chains; and

     - serving as an outsourced fulfillment agent.

     The In-Store Services group derives revenues from:

     - designing, manufacturing and invoicing participants in front-end merchandising programs;

     - providing claim filing services related to rebates owed retailers from publishers or their designated agents;

     - shipping, installing and removing front-end fixtures; and

     - providing information and management services relating to magazine sales to retailers and publishers throughout the United States and Canada.

     The Wood Manufacturing group derives revenues from designing, manufacturing and installing custom wood fixtures primarily for retailers.

     Over the last three fiscal years, a majority of the growth of our revenues has come from our Magazine Fulfillment group. We anticipate this trend to continue in the future. The growth has been driven by the inception of our import and export businesses as well as the growth in our core domestic wholesale distribution business. We see opportunities for growth in our In-Store Services group being driven primarily by the expansion of our claim filing service business and expansion of our international operations, primarily in the United Kingdom. We see opportunities for growth in our Wood Manufacturing group from leveraging our relationships with the retailers we service in our other two operating groups.

  COST OF REVENUES

     Our cost of revenues for the Magazine Fulfillment group consists of the costs of magazines purchased for resale.

     Our cost of revenues for the In-Store Services and the Wood Manufacturing groups includes:

     - raw materials consumed in the production of display fixtures;

     - production labor; and

     - manufacturing overhead.

     Cost of revenues has increased since the inception of our Magazine Fulfillment group. As primarily a wholesale operation, the Magazine Fulfillment group traditionally has a lower gross profit margin than our In-Store Services group, which provided the bulk of our revenues before the Interlink acquisition.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses for each of the operating groups include:

     - non-production labor;

     - rent and office overhead;

     - insurance;

     - professional fees; and

     - computer related expenses.

     Expenses associated with corporate finance, human resources, management information systems and executive offices are included within the Shared Services group and are not allocated to the other groups.

     Selling, general and administrative expenses have increased since the inception of our Magazine Fulfillment group. We believe we now have the infrastructure in place to support our existing operations as well as support a significant amount of domestic growth. We continue to actively search for cost saving from consolidation to offset growth in other areas such as insurance, professional fees, and normal cost of living increases.

  FULFILLMENT FREIGHT

     Fulfillment freight consists of our direct costs of distributing magazines by third-party freight carriers, primarily Federal Express ground service. Freight rates are driven by the weight of the copies being shipped and the distance between origination and destination.

     Fulfillment freight is disclosed as a component of selling, general and administrative expenses, and, as a result, gross profit and gross profit margins are not comparable to those other companies that include shipping and handling costs in cost of revenues.

     Fulfillment freight has increased as the amount of product we distributed has increased. We anticipate the continued growth in our Magazine Fulfillment group will result in an increase in fulfillment freight. Generally, as pounds shipped increase the cost per pound charged by third party carriers decreases. As a result, fulfillment freight as a percent of Magazine Fulfillment group revenue should decline slightly in the future.

  RELOCATION EXPENSES

     Relocation expenses consist of the cost of transferring existing employees and offices from their former locations in High Point, North Carolina, St. Louis, Missouri and San Diego, California to our new offices in Bonita Springs, Florida. This relocation program began in fiscal 2003 and was completed in fiscal 2004.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods presented, information relating to our operations (in thousands):


                                              (RESTATED)                                       (RESTATED)
                                    FISCAL YEAR ENDED JANUARY 31,                     NINE MONTHS ENDED OCTOBER 31,
                       --------------------------------------------------------   -------------------------------------
                             2001               2002                2003                2002                2003
                       ----------------   -----------------   -----------------   -----------------   -----------------
                                 MARGIN              MARGIN              MARGIN              MARGIN              MARGIN
                          $        %         $         %         $         %         $         %         $         %
                       -------   ------   --------   ------   --------   ------   --------   ------   --------   ------
                                                                                               (UNAUDITED)
MAGAZINE FULFILLMENT
Revenues.............  $    --       %    $155,804       %    $211,663       %    $161,164       %    $197,719       %
Cost of revenues.....       --             126,216             164,702             126,428             151,268
Gross profit.........       --      --      29,588    19.0      46,961    22.2      34,736    21.6      46,451    23.5
Operating
  expenses(1)........       --              97,298              39,600              28,822              36,033
Operating income
  (loss).............       --      --     (67,710)  (43.5)      7,361     3.5       5,914     3.7      10,418     5.3
IN-STORE SERVICES(2)
Revenues.............  $67,914            $ 65,148            $ 61,754            $ 46,214            $ 46,353
Cost of revenues.....   34,872              33,978              35,391              26,365              26,110
Gross profit.........   33,042    48.7      31,170    47.8      26,363    42.7      19,849    43.0      20,243   43.7%
Operating
  expenses(1)........   24,485              21,571              21,812              15,620               6,404
Operating income
  (loss).............    8,557    12.6       9,599    14.7       4,551     7.4       4,229     8.2      13,839    29.9
WOOD MANUFACTURING
Revenues.............  $24,509            $ 17,971            $ 17,477            $ 14,856            $ 14,615
Cost of revenues.....   18,920              16,163              16,390              12,347              12,608
Gross profit.........    5,589    22.8       1,808    10.1       1,087     6.2       2,509    16.9       2,007    13.7
Operating
  expenses(1)........    1,788              11,590               1,799               1,260               1,074
Operating income
  (loss).............    3,801    15.5      (9,782)  (54.4)       (712)   (4.1)      1,249     8.4         933     6.4
SHARED SERVICES(2)
Revenues.............  $    --            $     --            $     --            $     --            $     --
Cost of revenues.....       --                  --                  --                  --                  --
Gross profit.........       --      --          --      --          --      --          --      --          --      --
Operating
  expenses(1)........       --                  --                  --                  --              10,977
Operating income
  (loss).............       --      --          --      --          --      --          --      --     (10,977)     --
TOTAL
Revenues.............  $92,423            $238,923            $290,894            $222,234            $258,687
Cost of revenues.....   53,792             176,357             216,483             165,140             189,986
Gross profit.........   38,631    41.0      62,566    26.2      74,411    25.6      57,094    25.7      68,701    26.6
Operating
  expenses(1)........   26,273             130,459              63,211              45,702              54,488
Operating income
  (loss).............   12,358    13.4     (67,893)  (28.4)     11,200     3.9      11,392     5.1      14,213     5.5


---------------

(1) Operating expenses include selling, general and administrative expenses, relocation expenses, amortization of goodwill and asset impairment charges.

(2) Prior to fiscal year 2003 amounts currently reported as Shared Services were reported as a component of In-Store Services.

  RESULTS FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2003 COMPARED TO THE NINE MONTH PERIOD ENDED OCTOBER 31, 2002

  Revenues


     Revenues for the period increased $36.5 million, or 16.4%, over the comparable nine months of the prior fiscal year due primarily to an increase in revenue in our Magazine Fulfillment group.


     Revenues in our Magazine Fulfillment group increased $36.6 million, or 22.6%. The increase resulted from the inception of our magazine export business in March 2003, which provided $25.0 million in revenues, and an $11.6 million increase in our domestic distribution. The increase in our domestic distribution was due to an increase in our import distribution, an increase in the number of titles we distribute to our specialty retail customers, an increase in the number of retailers and retail outlets we service and an increase in the level of retail sales at the outlets we service.

     Revenues in our In-Store Services group and Wood Manufacturing group did not change significantly compared to the comparable period of the prior fiscal year.

  Gross Profit


     Gross profit for the period increased $11.6 million, or 20.3%, over the comparable period of the prior fiscal year due primarily to an increase in gross profit in our Magazine Fulfillment group.



     Gross profit margins increased 0.9 percentage points in the current period over the comparable period of the prior fiscal year. Margins improved (declined) in our Magazine Fulfillment, In-Store Services, and Wood Manufacturing groups by 1.9, .7, and (3.2) percentage points, respectively.


     Gross profit in our Magazine Fulfillment group increased due to both the increase in revenue described above as well as improving margins. The increase in margins in our Magazine Fulfillment group resulted from a shift in product mix from lower margin domestic titles to higher margin foreign titles.

     Gross profit in our In-Store Services and Wood Manufacturing groups did not change significantly compared to the comparable period of the prior fiscal year.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $6.8 million, or 20.5%, compared to the comparable period of the prior fiscal year.

     The increase was due to a $3.2 million increase in our Shared Services and In-Store Services groups and a $3.7 million increase in our Magazine Fulfillment group. The increase in our Shared Services and In-Store Services group, which in prior fiscal years were combined, related primarily to an increase in salary and employee benefits.

     The increase in our Magazine Fulfillment group resulted from $1.7 million related to the inception of our magazine export business in March 2003 and $2.1 million related to the expansion of our infrastructure to service the higher domestic distribution levels.

     The increase in our Shared Services resulted from the overall growth in our businesses.

  Fulfillment Freight

     Fulfillment freight expenses increased $1.9 million, or 16.9%, compared to the comparable period of the prior fiscal year due to growth in our Magazine Fulfillment group. Freight as a percentage of the Magazine Fulfillment group's revenues decreased from 6.9% to 6.6% due to improvement in the efficiency of our distribution model.

  Relocation Expenses

     During the nine month period ended October 31, 2003, we relocated our magazine distribution back office from San Diego, California to Bonita Springs, Florida. The total expense recorded in the period related to this relocation was $1.7 million.

     During the nine month period ended October 31, 2002, we relocated our claim submission and fixture billing center in High Point, North Carolina to Bonita Springs, Florida. The total expense recorded in the period related to this relocation was $1.6 million.

  Operating Income


     Operating income in the nine month period ended October 31, 2003 increased $2.8 million, or 24.8%, compared to the prior period due to the factors described above.



     Operating profit margins improved from 5.1% to 5.5% in the current period compared to the comparable period of the prior fiscal year. The increase was due to the improvement in our gross profit margins partially offset by the increase in our selling, general, and administrative expenses as a percent of revenues.


  Interest Expense

     Interest and related expenses relate primarily to our significant debt instruments, which consist of our former revolving line-of-credit with Bank of America, our former credit facilities with Congress Financial, our Industrial Revenue Bond related to our Rockford, Illinois manufacturing facility and debt to prior owners of Interlink.

  Other Expense (Income)

     Other expense (income) consists of items outside of the normal course of operations. Due to its nature, comparability between periods is not generally meaningful.

     Other expense in the current period includes a charge of $0.9 million related to the refinancing of our senior credit facilities.

  Income Tax Expense


     The effective income tax rates were 28.8% and 36.9% for the nine months ended October 31, 2003 and 2002, respectively.


     The difference between the statutory rate and effective tax rates relates primarily to the realization of a portion of the net operating loss carryforward acquired with our acquisition of Interlink.

  RESULTS FOR THE FISCAL YEAR ENDED JANUARY 31, 2003 COMPARED TO THE FISCAL YEAR ENDED JANUARY 31, 2002

  Revenues


     Revenues increased $52 million, or 21.8%, from fiscal 2002 to fiscal 2003. The increase relates primarily to the acquisition of Interlink. The results of operations for fiscal 2002 include only eight months of operations of the acquired companies.


     Revenues for our Magazine Fulfillment group increased $55.9 million, or 35.9%, from fiscal 2002 to fiscal 2003. Revenues increased over fiscal 2002 due to an increase in gross distribution and an increase in the amount of fulfillment services performed for others. The increase in gross distribution over the prior year was due primarily to the short year in fiscal 2002. Other factors contributing to the increase were an increase in the number of publishers' magazines, particularly foreign, we distribute to our retailer customers, an increase in the number of stores our retailer customers operate and an increase in the number of retailers we service. These increases were partially offset by the unusually high levels of distribution and sell-through surrounding the events of September 11, 2001. The increase in the amount of fulfillment services performed for others was related to the addition of new customers during the fiscal year.


     Revenues for our In-Store Service group decreased $3.4 million, or 5.2%, from fiscal 2002 to fiscal 2003. The decline in revenues from 2002 to 2003 was primarily attributable to the lowering of the price of display fixtures (mainly in the latter half of the year) due to competition prevalent in the marketplace. This decline was partially offset by an overall increase in revenues from our rebate claiming and information products.


     Revenues for our Wood Manufacturing group decreased $.5 million, or 2.7%, from fiscal 2002 to fiscal 2003. Revenues for 2003 and 2002 were comparable as new customer orders offset a continued decline in revenues from the segment's major customers.

  Cost of Revenues


     Cost of revenues increased $40.1 million, or 22.8%, from fiscal 2002 to fiscal 2003. The increase relates primarily to the acquisition of Interlink.


     Cost of revenues for our Magazine Fulfillment group increased $38.5 million, or 30.5%, from fiscal 2002 to fiscal 2003. The increase was attributable to increase in revenues described above.


     Cost of revenues for our In-Store Services group increased $1.4 million, or 4.2%, from fiscal 2002 to fiscal 2003. The increase was despite of the decrease in revenues described above due to a decline of our gross profit margin which is discussed in more detail below.


     Cost of revenues for our Wood Manufacturing group increased $0.2 million, or 1.4% from fiscal 2002 to fiscal 2003, which is not significant.

  Gross Profit


     Gross profit margins declined 0.6 percentage points from fiscal 2002 to fiscal 2003. The decline relates primarily to our acquisition of the Interlink Companies. The acquired companies operating business have historically lower margins than our pre-acquisition businesses.


     Gross profit margins in our Magazine Fulfillment group improved 3.2 percentage points from fiscal 2002 to fiscal 2003. Gross profit margins improved due to our ability to negotiate better terms with publishers than our predecessors, the addition of publishers with historically higher margin titles (primarily foreign) and the increase of fulfillment services which generally is higher margin business because we only recognize revenue for our fee.


     Gross profit margins in our In-Store Services group declined 5.1 percentage points from fiscal 2002 to fiscal 2003. The decline in gross profit margins related primarily to the pricing we were able to obtain for our fixtures. The cost of revenue component per unit remained relatively consistent from fiscal 2002 to fiscal 2003.


     Gross profit margins in our Wood Manufacturing group declined 3.9 percentage points from fiscal 2002 to fiscal 2003. The decline in gross profit margins related primarily to higher initial costs associated with implementing new customer programs, which generally have a significant upfront investment in design and set-up costs and a write-down of excess inventories.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $9.5 million, or 25.5%, from fiscal 2002 to fiscal 2003. The increase relates primarily to the acquisition of Interlink.

     Selling, general and administrative expenses of our Magazine Fulfillment group increased $8.2 million, or 49.8%. Selling, general and administrative costs increased due to the short prior year partially offset by a shift of many of the overhead costs to our corporate departments, which are reported herein as part of the In-Store Services group, and the consolidation of IPD and Deyco's selling and administrative functions.

     Selling, general and administrative expenses of our In-Store Services group increased $1.1 million, or 6.0%. The increase is primarily attributable to the increase in the size and scope of our corporate overhead departments consistent with the significant growth we have experienced in the prior year.

     Selling, general and administrative expenses of our Wood Manufacturing group increased $.1 million, or 5.3%, which is not significant.

  Fulfillment Freight

     Fulfillment freight expenses increased $4.9 million, or 50.3%, compared to the comparable period of the prior fiscal year due to growth in our Magazine Fulfillment group. Freight as a percentage of the Magazine Fulfillment group's revenues increased from 6.3% to 7.0%. The increase is attributable to the growth of our fulfillment business whereby we ship other company's product for a fee.

  Relocation Expenses

     During fiscal 2003, we relocated our claim submission and fixture billing center in High Point, North Carolina and our Corporate Headquarters in St. Louis, Missouri to our new Corporate Headquarters in Bonita Springs, Florida. The relocation was completed in the fourth quarter of fiscal 2003. We also began a relocation of our administrative operations from San Diego, California to our new corporate headquarters in Bonita Springs, Florida. The relocation was completed in the first quarter of fiscal 2004 at an additional cost of approximately $1.7 million. We believe this relocation will result in significant cost savings due to an increase in operating efficiencies and better integration with our other operations.

  Amortization of Goodwill

     Prior to fiscal 2003, we amortized goodwill consistent with accounting literature in effect at that time. Effective February 1, 2002, we adopted Statement of Financial Accounting Standards "FAS" No. 142 and ceased amortizing goodwill.

  Asset Impairment Charges

     In fiscal 2002, pursuant to an independent valuation of our intangible assets (goodwill) in accordance with FAS No. 121, it was determined an impairment charge was required. The impairment charge reduced the carrying value of goodwill on our balance sheet related to the Magazine Fulfillment and Wood Manufacturing groups to zero.

  Interest Expense

     Interest and related expenses are primarily due to our significant debt instruments, which consisted of our former revolving line of credit with Bank of America, our former credit facilities with Congress Financial, our Industrial Revenue Bonds related to our Rockford, Illinois manufacturing facility and debt to prior owners of Interlink.

     Interest expense increased from fiscal 2002 to fiscal 2003 due to the acquisition of Interlink and the assumption of its related bank debt.

  Other Income (Expense)

     Other income (expense) consists of items outside of the normal course of operations. Due to its nature, comparability between periods is not generally meaningful.

     Other income in fiscal 2003 related primarily to the favorable settlement of an outstanding liability.

  Income Tax Expense (Benefit)


     The effective income tax rate for fiscal 2003 was 7.7%. The difference in fiscal 2003 between the effective tax rate and the statutory rate related to the realization of a portion of the net operating loss carry-forwards acquired with our acquisition of Interlink that was fully reserved at the end of fiscal 2002.


  RESULTS FOR THE FISCAL YEAR ENDED JANUARY 31, 2002 COMPARED TO THE FISCAL YEAR ENDED JANUARY 31, 2001

  Revenues


     Revenues increased $146.5 million, or 158.5%, from fiscal 2001 to fiscal 2002. The increase relates primarily to the acquisition of Interlink. The results of operation for fiscal 2001 include no activity related to the acquired companies.


     Revenues for our Magazine Fulfillment group in fiscal 2002, which was its first year of operation, were $155.8 million.


     Revenues for our In-Store Service group decreased $2.8 million, or 4.1%, from fiscal 2001 to fiscal 2002. Revenues declined from 2001 to 2002 due to a large one-time order in 2001 for one of our information products. Our front-end fixture and rebate claiming business experienced consistent results.


     Revenues for our Wood Manufacturing group decreased $6.5 million, or 26.7%, from fiscal 2001 to fiscal 2002. The decline in revenue from 2001 to 2002 related to the financial difficulties of one of the segment's major customers.

  Cost of Revenues


     Cost of revenues increased $122.6 million, or 227.8% from fiscal 2001 to fiscal 2002. The increase relates primarily to the acquisition of Interlink. The results of operation for fiscal 2001 include no activity related to the acquired companies.


     Cost of revenues for our Magazine Fulfillment group in fiscal 2002, which was its first year of operation, were $126.2 million.


     Cost of revenues for our In-Store Services group decreased $0.9 million, or 2.6%, from fiscal 2001 to fiscal 2002. The decrease was due to both a decrease in revenues as well a decline in the group's gross profit margin described in more detail below.


     Cost of revenues for our Wood Manufacturing group decreased $2.8 million, or 14.6% from fiscal 2001 to fiscal 2002. The decrease was due to both a decrease in revenues as well as a decline in the group's gross profit margin described in more detail below.

  Gross Profit

     Gross profit margins declined 15.6 percentage points from fiscal 2001 to fiscal 2002. The decline relates primarily to our acquisition of Interlink. The acquired companies' operating businesses have historically lower margins than our pre-acquisition businesses.

     Gross profit margins for our Magazine Fulfillment group in fiscal 2002, which was its first year of operation, was 19.0%.


     Gross profit margins for our In-Store Services group declined 0.9 percentage points from fiscal 2001 to fiscal 2002. The decrease in gross profit margin related primarily to a one-time order for one of our information products in fiscal 2001 with relatively limited associated cost of revenues.


     Gross profit margins for our Wood Manufacturing group declined 12.7 percentage points from fiscal 2001 to fiscal 2002. The decline related to the loss of revenues from one of the group's major customers.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $13.8 million, or 59.4%, from fiscal 2001 to fiscal 2002. The increase relates primarily to the acquisition of Interlink. The results of operation for fiscal 2001 include no activity related to the acquired companies.

     Selling, general and administrative expenses for our Magazine Fulfillment group in fiscal 2002, which was its first year of operation, were $16.6 million.

     Selling, general and administrative expenses of our In-Store Services group decreased $3.0 million, or 13.6%. The decrease is attributable to the consolidation of the various administrative functions of our wire manufacturing facilities.

     Selling, general and administrative expenses of our Wood Manufacturing group increased $0.2 million, or 16.2%, which is not significant.

  Fulfillment Freight

     Fulfillment freight expenses increased $9.8 million compared to the comparable period of the prior fiscal year due to acquisition of our Magazine Fulfillment group. Freight as a percentage of the Magazine Fulfillment group's revenues was 6.3%.

  Amortization of Goodwill

     Amortization expense increased $2.4 million from fiscal 2001 to fiscal 2002 related entirely to the acquisition of Interlink, which resulted in a significant amount of goodwill.

  Asset Impairment Charges

     In fiscal 2002, pursuant to an independent valuation of our intangible assets (goodwill) in accordance with FAS No. 121, it was determined an impairment charge was required. The impairment charge reduced the carrying value of goodwill on our balance sheet related to the Magazine Fulfillment and Wood Manufacturing groups to zero.

  Interest Expense

     Interest expense increased from fiscal 2001 to fiscal 2002 as a result of the additional debt assumed in the acquisition of Interlink.

  Other Income (Expense)

     Other expense in fiscal 2002 related to the loss on the sale of a security partially offset by life insurance proceeds received upon the death of one of our senior executives.

  Income Tax Expense (Benefit)


     The effective income tax rate for fiscal 2002 was 1.0%. The difference in fiscal 2002 between the effective tax rate and statutory rate related to items that created permanent differences between book and tax income, primarily the amortization and impairment charge associated with non-deductible goodwill.


LIQUIDITY AND CAPITAL RESOURCES

  OVERVIEW

     Our primary sources of cash include receipts from our customers and borrowings under our credit facilities.

     Our primary cash requirements for the Magazine Fulfillment group consist of the cost of magazines and the cost of freight, labor and facility expense associated with our distribution centers.

     Our primary cash requirements for the In-Store Services group consist of the cost of raw materials, labor, and factory overhead incurred in the production of front-end displays, the cost of labor incurred in providing our claiming, design and information services and cash advances funding our Advance Pay program. Our Advance Pay program allows retailers to accelerate collections of their rebate claims through payments from us in exchange for the transfer to us of the right to collect the claim. We then collect the claims when paid by publishers for our own account.

     Our primary cash requirements for the Wood Manufacturing group consist of the cost of raw materials, the cost of labor, and factory overhead incurred in the manufacturing process.

     Our primary cash requirements for the Shared Services group consist of salaries, professional fees and insurance not allocated to the operating groups.

     We do not engage in any off-balance sheet financing arrangements.

     Summarized below are our significant obligations and commitments to make future payments under debt obligations and lease agreements based on obligations at January 31, 2003.

                                                            PAYMENTS DUE BY PERIOD
                                                ----------------------------------------------
                                                           LESS
                                                           THAN       1-3      4-5     AFTER 5
                                                 TOTAL    1 YEAR     YEARS    YEARS     YEARS
                                                -------   -------   -------   ------   -------
                                                                (IN THOUSANDS)
Debt Obligations..............................  $46,241   $29,215   $12,936   $   90   $ 4,000
Operating Leases..............................   33,018     4,890     7,650    5,326    15,152
                                                -------   -------   -------   ------   -------
  Total Contractual Cash Obligations..........  $79,259   $34,105   $20,586   $5,416   $19,152
                                                =======   =======   =======   ======   =======

  OPERATING CASH FLOW


     Net cash provided by (used in) operating activities was $(2.1) million and $12.8 million for the nine month periods ended October 31, 2003 and 2002, respectively.



     Operating cash flows in the first nine months of fiscal 2004 were primarily from net income ($7.7 million), plus non-cash charges including depreciation and amortization ($3.0 million), provisions for losses on accounts receivable ($1.6 million), and a significant increase in accounts payable ($11.3 million). These cash providing activities were offset by a significant increase in accounts receivable ($25.2 million).


     The increase in accounts receivable and accounts payable related primarily to the inception of the magazine export business. The magazine export agreement allowed us to become a leading exporter of domestic titles to wholesalers overseas. Magazines are purchased directly from domestic publishers and sold on extended terms to foreign distribution agents who distribute the magazines to retailers in their geographic territories. The inception of this business resulted in an increase in accounts receivable and an increase in accounts payable. The first nine months of the current fiscal year includes eight months of operations from this business and only five months of cash collections due to standard payment terms of 90 days, which is typical for this segment of the industry.


     Operating cash flows in the first nine months of fiscal year 2003 were primarily from net income ($5.7 million), plus non-cash charges including depreciation and amortization ($2.2 million), provisions for losses on accounts receivable ($0.6 million), and a significant decrease in accounts receivable ($8.9 million). These cash providing activities were offset by a significant decrease in accounts payable ($6.4 million).


     The decrease in accounts receivable during the first nine months of fiscal 2003 related primarily to an unusually high level of accounts receivable as of the beginning of the fiscal year returning to more normal levels. Improved cash collections allowed us to significantly reduce payables.


     Net cash provided by (used in) operating activities was $20.6 million, $(1.6) million and $7.3 million for fiscal 2003, 2002 and 2001, respectively.

     Operating cash flow in fiscal 2003 was primarily from net income ($7.3 million), adding back non-cash charges such as depreciation and amortization ($3.3 million) and provisions for losses on accounts receivable ($2.0 million) and a significant decrease in accounts receivable ($17.6 million). These cash providing activities were offset by a significant reduction in accounts payable ($9.7 million).


     The decrease in accounts receivable relates to both faster collection of our claim receivables and a significant decrease in receivables related to front-end fixture programs.

     The faster collection cycle for our claim receivables resulted from providing publishers with the necessary information in an electronic format allowing for quicker processing. As a result of this new process, claims outstanding related to our Advance Pay program decreased compared to the prior fiscal year-end, without a significant decrease in either the number or amount of claims filed. Unpaid publisher claims related to our Advance Pay program and standard claim program equal approximately one quarter's claim filings. However, this does not equate to 90 days sale outstanding because the claims are not filed uniformly over the quarter but almost entirely in the last month of the fiscal quarter.

     The decrease in receivables related to front-end fixture programs relates primarily to the timing of payments by significant participants of cost-shared front-end fixture programs. Our year-end balance at January 31, 2002 was inflated by the significantly higher revenue in the third quarter of fiscal 2002 that was for the most part collected in the first quarter of fiscal 2003.

     Improved cash flow and profits in our Magazine Distribution group allowed for a significant reduction in accounts payable ($13.0 million of the total decrease, which was $9.7 million). We believe that this decrease was necessary to bring us within payment terms with all our publishers, which has significantly improved our relationship with the publishing community and allowed us to expand our business with those publishers.


     We had slightly negative operating cash flow in fiscal 2002 despite a net loss of $72.9 million. Operating cash flow resulted from significant non-cash charges including depreciation and amortization, provisions for losses on accounts receivable and an asset impairment charge. In addition to the non-cash charges we also experienced a significant increase in accounts payable, which increased cash flow from operations. This increase related to our recently purchased Interlink subsidiaries and an increase in the average days outstanding to our vendors. These increases were offset by a significant increase in accounts receivable. The increase in accounts receivable was attributable to the high third quarter revenues and the resulting accounts receivable that were not collected until the first quarter of fiscal 2003.


     Operating cash flow in fiscal 2001 was positive as a result of our net income and increases related to non-cash charges such as depreciation and amortization and provision for losses on accounts receivable. Increases caused by an overall decrease in inventory were offset by decreases in other assets and accounts payable and accrued expenses.

  INVESTING CASH FLOW


     Net cash provided by (used in) investing activities was $1.5 million and $(7.3) million for the nine month period ended October 31, 2003 and 2002, respectively.



     Investing activities in the first nine months of fiscal 2004 consisted primarily of the initial payment of $1.4 million under a magazine export agreement, a $1.0 million contingent payment under a magazine import agreement and $1.4 million for other capital expenditures, partially offset by a decrease in our advance pay receivable.


     Investing activities in the first nine months of fiscal 2003 consisted of capital expenditures, our acquisition of a wire manufacturing company in Vancouver, British Columbia and payments under a magazine import agreement.


     Net cash provided by (used in) investing activities was $(12.8) million, $2.3 million and $(7.4) million in fiscal 2003, 2002 and 2001, respectively.

     In fiscal 2003, cash used in investing activities related to capital expenditures of $4.4 million, which related primarily to our relocation to Florida, an increase in our advance pay receivables, the acquisition of Innovative Metal Fixtures ($2.0 million of a total purchase price of approximately $2.6 million; the remaining portion consisting of a note payable to the former owner) and a payment under a magazine import agreement ($2.0) million) related to the domestic distribution of foreign titles.



     In fiscal 2002, cash provided by investing activities related primarily to a decrease in our advance pay receivables partially offset by the acquisition of Interlink.


     In fiscal 2001, cash used in investing activities related both to the initial investment in Interlink as well as the acquisition of a marketable security.

     Our borrowing agreements limit the amount of our capital expenditures in any fiscal year.

  FINANCING CASH FLOW

     Net cash provided by (used in) financing activities were $0.0 and $(0.9) million for the nine months ended October 31, 2003 and 2002, respectively.

     Financing activities in the first nine months of fiscal 2004 consisted primarily of the refinancing of our existing credit facilities and proceeds from the issuance of our equity securities under our employee stock option plans.

     Financing activities in the first nine months of fiscal 2003 consisted primarily of borrowing against our credit facilities, payment under debt obligations and the purchase of treasury stock.

     Outstanding balances on our credit facility fluctuate partially due to the timing of the retailer rebate claiming process and our Advance Pay program, the seasonality of our wire manufacturing business, and the payment cycle of the magazine distribution business.

     Payments under our Advance Pay program generally occur just prior to our fiscal quarter end. The related claims are not generally collected by us until 90 days after the advance is made. As a result, our funding requirements peak at the time of the initial advances and decrease over the next 90 days as the cash is collected on the related claims.

     The wire manufacturing business is seasonal because most retailers prefer initiating new programs before the holiday shopping season begins, which concentrates revenues in the second and third quarter. Receivables from these fixture programs are generally collected from all participants within 120 days. We are usually required to tender payment on the costs of these programs (raw material and labor) within a shorter period. As a result, our funding requirements peak in the second and third fiscal quarters when we manufacture the wire fixtures and decrease significantly in the fourth and first fiscal quarters as the related receivable are collected and significantly less manufacturing activity is occurring.

     Within our magazine distribution business, our significant customers pay weekly and we pay our suppliers monthly. As a result, funding requirements peak at the end of the month when supplier payments are made and decrease over the course of the next month as our receivables are collected.

     Net cash (used in) provided by financing activities was $(5.2) million, $1.2 million and $(0.5) million in fiscal 2003, 2002 and 2001, respectively.

     In fiscal 2003, cash used in financing activities related to repayments under our credit facilities and notes payables we assumed through our acquisition of Interlink partially offset by a significant amount of checks outstanding at year-end. The significant increase in outstanding checks relates to the timing of our payments to retailers under the Advance Pay Program. At January 31, 2003, we had completed the filing of the quarterly rebate claims and had just processed a large number of payments, which was not the case at the end of 2002.

     In fiscal 2002, cash provided by financing activities related to borrowing under our credit facilities partially offset by the reduction of checks issued and outstanding at January 31, 2002 compared to 2001.

     In fiscal 2001, cash provided by financing activities related to proceeds from the issuance of common stock partially offset by treasury stock purchases.

  DEBT

     At October 31, 2003, our total debt obligations were $53.1 million, excluding outstanding letters of credit. Debt consists of our revolving credit facility with Wells Fargo Foothill that we use to fund our short-term financing needs, long-term notes to Wells Fargo Foothill and Hilco Capital, an Industrial Revenue Bond connected to our manufacturing facility in Illinois, amounts owed related to the magazine export agreement, and a note payable to the former owners of an acquired company.

     On October 30, 2003, we entered into a credit agreement with Wells Fargo Foothill. The credit agreement enables us to borrow up to $45.0 million under a revolving credit facility and provides a $5.0 million term note payable. The credit agreement expires on October 30, 2006.

     Borrowings under the revolving credit facility bear interest at a rate equal to the prime rate (4.0% at October 31, 2003) plus up to 0.5% based on an availability calculation and carries a facility fee of 1/4% per annum on the difference between $45 million and the average principal amount outstanding under the facility including advances under the revolving credit facility and letters of credit.

     Availability under the revolving facility is limited by a borrowing base calculation, as defined in the agreement. The calculation resulted in excess availability of $16.3 million at October 31, 2003.

     The term note payable bears interest at a rate equal to the prime rate (4.0% at October 31, 2003) plus 2.5%. The note is payable in equal principal installments of $83 thousand per month plus current interest.

     On October 30, 2003, we entered into a credit agreement with Hilco Capital. The note has a face value of $15 million and has been recorded net of the original issuance discount related to the fair value of warrants issued concurrently with the note. The note payable bears current interest at a rate equal to the greater of the prime rate (4.0% at October 31, 2003) plus 7.75% or 12% and deferred interest of 2% due at the termination of the agreement on October 30, 2006.

     Under the credit agreements, we are required to maintain a specified minimum level of EBITDA (a non-GAAP measure), and compliance with specified fixed charge coverage and debt to EBITDA ratios. As defined in the credit agreements, EBITDA means our consolidated net earnings (or loss), minus extraordinary gains and interest income, plus interest expense, income taxes, depreciation and amortization. In addition, we are prohibited, without consent from our lenders, from:

     - incurring or suffering to exist additional indebtedness or liens on our assets;

     - engaging in any merger, consolidation, acquisition or disposition of assets or other fundamental corporate change;

     - permitting a change of control of our company;

     - paying any dividends or making any other distribution on capital stock or other payments in connection with the purchase, redemption, retirement or acquisition of capital stock;

     - changing our fiscal year or methods of accounting; and

     - making capital expenditures in excess of $2.8 million during fiscal year 2005 and $3.4 million during fiscal year 2006 and each subsequent fiscal year.

     We were in compliance with each of these financial and operating covenants at January 31, 2004.

     On January 30, 1995, the City of Rockford, Illinois issued $4.0 million of its Industrial Project Revenue Bonds, Series 1995, and the proceeds were deposited with the Amalgamated Bank of Chicago, as trustee. The proceeds of the issuance were utilized to construct our manufacturing facility in Rockford, Illinois. Bank of America has issued an unsecured letter of credit for $4.1 million in connection with the Industrial Revenue Bond. The bonds are secured by the trustee's indenture and the letter of credit. The bonds bear interest at a variable weekly rate (approximately 80% of the Treasury Rate) not to exceed 15% per annum. The bonds mature on January 1, 2030. Fees related to the letter of credit are .75% per annum of the outstanding bond principal plus accrued interest.

     Amounts owed related to the magazine export agreement consist of 12 quarterly payments of $350 thousand beginning in January 2004.

     A note payable in the principal amount of $1.8 million to the previous owner of an acquired company is past due and is being disputed under the conditions of the acquisition agreement.

     We believe that our cash flow from operations together with our revolving credit facilities will be sufficient to fund our working capital needs and capital expenditures for the foreseeable future.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Board of Directors. Actual results may differ from these estimates under different assumptions and conditions.

     Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

  REVENUE RECOGNITION

     We record a reduction in revenue for estimated magazine sales returns and a reduction in cost of sales for estimated magazine purchase returns. Estimated sales returns are based on historical sales returns and daily point-of-sale data from significant customers. The purchase return estimate is calculated from the sales return reserve based on historical gross profit. If the historical data we use to calculate these estimates does not properly reflect future results, revenue and/or cost of sales may be misstated.

  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     We provide for potential uncollectible accounts receivable based on customer-specific information and historical collection experience. If market conditions decline, actual collection experience may not meet expectations and may result in increased bad debt expenses.

  TAXES ON EARNINGS

     The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, we may be required to increase or decrease valuation allowances against our deferred tax assets resulting in additional income tax expenses or benefits.

  GOODWILL

     We evaluate our goodwill annually for impairment, or earlier if indicators of potential impairment exist. The determination of whether or not goodwill or other intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the reporting units. Changes in our strategy and or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

     We have adopted a policy to review each reporting unit for impairment using a discounted cash flow approach that uses forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, changes in these assumptions and current working capital could materially change the outcome of each reporting unit's fair value determinations in future periods, which could require a permanent write-down of goodwill.

     We will continue to evaluate our goodwill for impairment on an annual basis or sooner if indicators of potential impairment exist. The estimates that we have used are consistent with the plans and estimates that we are using to manage the underlying business. If we fail to achieve our estimates, we may incur a future charge for impairment of goodwill.

  LONG-LIVED ASSETS

     With the exception of goodwill, long-lived assets such as intangibles and property and equipment, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and their eventual disposition is less than their carrying amount. Impairment, if any, is assessed using discounted cash flows. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in developing the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in our strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets.

RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. We do not believe that the adoption of FIN 46 will have a material impact on our results of operations or financial position.

     In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." FAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. FAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

     In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables", which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 was applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies were permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The adoption of EITF No. 00-21 did not have a material impact on our results of operations or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risks include fluctuations in interest rates and exchange rate variability.

     Our debt relates primarily to credit facilities with Wells Fargo Foothill and a note payable to Hilco Capital. See "-- Liquidity and Capital
Resources -- Debt"

     The revolving credit facility with Wells Fargo Foothill has an outstanding principal balance of approximately $23.8 million as of October 31, 2003. Interest on the outstanding balance is charged based on a variable interest rate related to the prime rate (or LIBOR) plus a margin specified in the credit agreement.

     The term note payable with Wells Fargo Foothill has an outstanding principal balance of $5.0 million as of October 31, 2003. Interest on the outstanding balance is charged based on a variable interest rate related to prime rate (4.0% at October 31, 2003) plus a margin specified in the credit agreement (0.25% at October 31, 2003).

     The term note payable with Hilco Capital has a principal amount payable at maturity of $15.0 million as of October 31, 2003. Interest on the outstanding balance is charged based on a variable interest rate related to the prime rate (4.0% at October 31, 2003) plus 7.5% as specified in the credit agreement.

     Interest expense from these two facilities is subject to market risk in the form of fluctuations in interest rates. Based on the outstanding balances of the facilities ($43.8 million at October 31, 2003), a 1% increase in the prime rate would result in a $0.4 million annualized increase in our interest expense.

     We do not perform any interest rate hedging activities related to these two facilities.

     We have exposure to foreign currency fluctuations through our operations in Canada. These operations accounted for approximately $4.2 million, which represented 1.6% of our revenues for the nine-month period ended October 31, 2003. We generally pay operating expenses in the corresponding local currency mitigating any risk from exchange rate fluctuations between the local currency and the dollar, which we believe to be insignificant.

     Additionally, we have exposure to foreign currency fluctuations through our importing of foreign magazines, which represented approximately 16.5% of our domestic magazine distribution for the nine-month period ended October 31, 2003. In addition, approximately 9.7% of our revenues for the nine-month period ended October 31, 2003 were derived from the exporting of domestic magazine titles to foreign wholesalers. An insignificant portion of these transactions are settled in foreign currency. We are unable to quantify the impact that a significant change in exchange rates would have on demand at the retail level; however, it could be significant.

     We do not conduct any significant hedging activities related to foreign currency.

                                    BUSINESS

OUR COMPANY

     We provide fulfillment and marketing services to more than 2,500 retail companies, who operate collectively approximately 80,000 stores, most major magazine publishers and consumer product manufacturers of confections and general merchandise. We are the largest direct-to-retail magazine distributor in the United States to more than 1,700 bookstore chains, music stores and other specialty retailers, such as Barnes & Noble, Inc., Borders Group, Inc., Musicland Stores Corporation and Virgin Records. Additionally our company is a leading provider in the United States of design, manufacture and management services to the front-end of supermarkets, discount stores, drug stores, convenience stores, terminals and newsstands, such as Food Lion, Kroger Company, Target Corporation, Walgreens and Winn-Dixie Stores, Inc.

     Our business model is designed to provide a complete array of products and value-added services to retailers in both the specialty and mainstream retail markets. These services include product fulfillment for retailers, publisher rebate and other incentive payment collection, fixture design and manufacturing, information technology and other management services. Our extensive relationships with retailers, as well as publishers and other vendors, throughout the United States and Canada, have enabled us to build a reputation for reliable and timely service and an efficient fulfillment infrastructure to service these markets. We believe that by acting as an outsourced coordinator of all these services we are well positioned to continue adding customers, both in the United States and internationally, and to continue providing additional products and services to our extensive customer base. To further this goal, we recently opened an office in London, U.K. to serve as our base for expansion into the European market.

INDUSTRY OVERVIEW

  MAGAZINE FULFILLMENT

     The total market for sales of single-copy magazines at retail in the United States was approximately $4.7 billion in 2002. The structure of the distribution channel for single-copy magazines has changed little over the past several decades. Publishers generally engage a single national distributor, who acts as their representative to regional and local wholesalers and furnishes billing, collecting and marketing services throughout the United States or other territory. These national distributors then secure distribution to retailers directly, or more typically, through a number of regional and local wholesalers. The wholesalers maintain direct vendor relationships with the retailers. Retailers in the mainstream retail market require these wholesalers to provide extensive in-store services including receiving, verifying, stocking new issues and removing out of date issues. However, this traditional structure is not economically viable in the specialty retail market. Thus in contrast, wholesalers servicing the specialty retail market typically do not provide these in-store services.

  FRONT-END MANAGEMENT

     The retail sale of single-copy magazines is largely an impulse purchase decision by the consumer. As a result, publishers and manufacturers of other impulse merchandise such as confections and general merchandise (i.e., razor blades, film, batteries, etc.) consider it important for their products to be on prominent display in those areas of a store where they will be seen by the largest number of shoppers in order to increase the likelihood that their products will be sold. Retailers typically display magazines, confections and general merchandise in specific aisles, or the "mainline," and the checkout area, or the "front-end." Product visibility is highest in the front-end because every shopper making a purchase must pass through this area.

     Due to the higher visibility and resulting perception of increased sales potential, publishers and other vendors compete for favorable display space in the front-end. To secure the desired display space, publishers and other vendors offer rebate and other incentive payments to retailers, such as:

     - initial fees to rearrange front-end display fixtures to ensure the desired placement of their products;

     - periodic placement fees based on the location and size of their products' display; and

     - cash rebates based on the total sales volume of their products.

     Due to the high volume of sales transactions and great variety of incentive programs offered, there is a significant administrative burden associated with front-end management. As a result, most retailers have historically outsourced the information gathering and administration of magazine claims collection to third parties such as our company. This relieves retailers of the administrative burdens, such as monitoring thousands of titles each with a distinct incentive arrangement.

  INFORMATION SERVICES

     Prompt delivery of information regarding sales activity, including timing of the redesign of front-end space, changes in display positions or the discontinuance of a vendor's product, is important to publishers and other vendors of front-end products. This information allows publishers and other vendors to make important strategic decisions in advance of re-configurations and other changes implemented by retailers to the front-end. Conversely, timely delivery of information about publisher or other vendor price changes, special promotions, new product introductions and other plans is important to retailers because it enables them to enhance the revenue potential of the front-end. Historically, information available to publishers and other vendors regarding retail activity at the front-end and information available to retailers about publisher or other vendors have been fragmented and out of date. This has been the result of a number of factors, including:

     - The sale of front-end products, including magazines, through national distributors, which minimized direct contact between retailers and publishers or other vendors;

     - The lack of an efficient information collection system to gather information specifically regarding front-end product sales;

     - The difficulty of gathering and organizing data from a large number of retailers selling magazines and other front-end products over a large geographic area; and

     - The lack of an efficient, cost-effective means to disseminate information.

     We believe that there is an increasing demand on the part of publishers and other vendors of front-end products for more frequent and detailed information regarding front-end retail activity. Through our three operating groups we have access to a significant amount of information regarding retail front-end and mainline sales activity.

OUR BUSINESS

     Our business consists of three synergistic operating groups: Magazine Fulfillment, In-Store Services and Wood Manufacturing.

     - The Magazine Fulfillment group uses our information technology to manage the distribution of magazines to over 5,300 retail outlets in the specialty retail market operated by 25 retail chains and 1,700 independent retailers. We assist these retailers with the selection, logistical procurement and fulfillment of approximately 4,000 monthly and 50 weekly titles from over 560 publishers.

     - The In-Store Services group assists retailers in the mainstream retail market with the design and implementation of their front-end merchandising programs. This group provides other value-added services to retailers, publishers and other vendors, including assistance with publisher rebate and other fee collection and access to real-time sales information on more than 10,000 magazine titles, thereby enabling them to make more informed decisions regarding their product placement and distribution efforts.

     - The Wood Manufacturing group designs and manufactures wood displays and store fixtures for leading specialty retailers.

  MAGAZINE FULFILLMENT

     In the spring of 2001, we established our Magazine Fulfillment group with the acquisition of The Interlink Companies, Inc., a group of affiliated specialty magazine distributors. This strategic acquisition provided a platform from which we intend to offer an expanding list of merchandise and services to retailers, including those currently served by our In-Store Services and Wood Manufacturing groups, who are underserved by existing distribution channels and to merchandise vendors who find it difficult to adequately service certain classes of retailers.

     At present, our Magazine Fulfillment group primarily supplies magazines to the specialty retail market. We are the principal magazine supplier for Barnes & Noble, Inc., Borders Group, Inc. and other major specialty retailers. We purchase more than 4,000 magazine titles and receive them at ten strategically located distribution centers. The distribution centers are located in San Diego, California; San Francisco, California; Los Angeles, California; Atlanta, Georgia; Honolulu, Hawaii; Rockford, Illinois; Carteret, New Jersey; Harrisburg, Pennsylvania; Dallas, Texas; and Kent, Washington. From each of these distribution points, we process orders and ship the magazines to the retailers by commercial freight carriers, primarily Federal Express ground service. Given our broad distribution infrastructure, we are capable of delivering magazines overnight to virtually any location within the continental United States.

     In May 2002, we entered into an agreement giving us the right to distribute domestically a group of foreign magazine titles. In March 2003, we expanded our international operations when we entered into an agreement giving us the right to distribute internationally a group of domestic magazine titles. In September 2003, we established a London, U.K. office from which we are seeking to expand our international magazine distribution business and offer front-end management services to retailers that presently lack the expertise to fully realize the sales potential of their front-ends.

     To meet the needs of our clients, our Magazine Fulfillment group presently offers three levels of service:

     Direct-to-Retail Fulfillment. We purchase magazines, from publishers typically on a fully returnable basis. Merchandise is received in bulk at our strategically located distribution centers. Using just-in-time replenishment and order regulation systems, our employees fulfill the merchandise orders and ship the required merchandise by third party carrier directly to individual retail outlets.

     Wholesale Fulfillment. Our wholesale fulfillment service facilitates the magazine procurement needs of lower volume or geographically isolated retailers by arranging for bulk shipment of magazines from publishers' printers directly to wholesalers located in lower volume markets.

     Back Room Management. We developed our back room management services to enable publishers and traditional distributors access to just-in-time replenishment and order regulation. We are engaged by publishers and traditional distributors to act as their order fulfillment and shipping agent. Rather than purchasing merchandise, our back room management clients furnish merchandise to us that we then package into individual orders and ship directly to individual retail outlets. We also serve as a processor of returns for many of our retailer customers. This service consists of counting covers of unsold magazines and preparing return forms required by wholesalers to obtain credit.

     Our Magazine Fulfillment group's logistical functions are linked by just-in-time replenishment and order regulation systems. By utilizing our systems, publishers and retailers are able to more effectively manage their inventory levels. We leverage third-party freight carriers, maximize the efficiency of our fixed asset base and permit retailers to reorder and return titles efficiently.

     The total market for sales of single-copy magazines at retail in the United States was approximately $4.7 billion in calendar year 2002. In fiscal 2003, we distributed magazines having a retail value of approximately $350 million, or approximately 7% of this retail market.

     Our Magazine Fulfillment group's revenues accounted for $197.7 million of our total revenues for the nine months ended October 31, 2003 and $211.7 million and $155.8 million of our total revenues for fiscal 2003 and 2002, respectively. Operating income from this group accounted for $10.4 million of our total operating income for the nine months ended October 31, 2003 and $7.4 million and $(67.7) million of our total operating income (loss) for fiscal 2003 and 2002, respectively. Total assets for the group were $52.7 million and $39.5 million at October 31, 2003 and 2002, respectively. Total assets for the group were $32.9 million and $37.0 million at January 31, 2003 and 2002, respectively.

  IN-STORE SERVICES

     The In-Store Services group provides publisher rebate and other incentive payment collection, information technology and front-end services, including fixture design and manufacture.

     Claim Submission Services. Claim submission services have been the historical core of our business. U.S. and Canadian retailers engage our In-Store Services group to accurately monitor, document, claim and collect publisher rebate and other incentive payments. Our services are designed to relieve our clients of the substantial administrative burden associated with documenting, verifying and collecting their payments claims, and to collect a larger percentage of the potential incentive payments available to the retailers.

     We established our Advance Pay Program as an enhancement to our claim submission services. Typically, retailers are required to wait a significant period of time to receive payments on their claims for incentive rebates. We improve the retailer's cash flow by advancing the claims for rebates and other incentive payments filed by us on their behalf less our commission within a contractually agreed upon period after the end of each quarter.

     Information Services. In connection with our claim submission services, we gather extensive information on magazine sales, pricing, new titles, discontinued titles and display configurations on a chain-by-chain and store-by-store basis. As a result, we are able to furnish our clients with reports of total sales, sales by class of trade and sales by retailer, as well as reports of unsold magazines and total sales ranking. Our newest product, the Cover Analyzer, permits subscribers to determine the effectiveness of particular magazine covers on sales for the 300 top selling titles in the United States. Our ICN website gives subscribers the capability to react more quickly to market changes, including the ability to reorder copies of specific issues, track pricing information, to introduce new titles, and act on promotions offered by publishers. Publishers also use ICN to promote special incentives and advertise and display special editions, new publications and upcoming covers. We have supplemented our own data with data obtained under agreements with Barnes & Noble, Inc. and A. C. Nielsen & Company, Inc.

     Front-End Management. Our extensive information resources and experience in claim submission processing enable us to assist retailers by managing the design and configuration of the front-end to increase sales and incentive payment revenues. Our services in this regard frequently include designing front-end display fixtures, supervising fixture installation, selecting products and negotiating, billing and collecting incentive payments from vendors. We frequently assist our retailer clients in the development of specialized marketing and promotional programs, which include special mainline or front-end displays and cross-promotions of magazines and products of interest to the readers of these magazines.

     Front-End and Point-of-Purchase Display Fixtures. To enhance retailers' efficiency during implementation of a front-end merchandising program, we acquired the capacity to design, manufacture, deliver and dispose of custom front-end and point-of-purchase displays for both retail store chains and product manufacturers. Retailers perceive our experience in managing front-end programs supported by our information services as helpful in improving the revenue generated at the front-end. In addition, we believe that our influence on the design and manufacture of display fixtures enhances our ability to incorporate features that facilitate the gathering of information. Raw materials used in manufacturing our fixtures include wire, powder coating, metal tubing and paneling, all of which are readily available from multiple sources.


     Revenues from the In-Store Services group accounted for $46.4 million of our total revenues for the nine months ended October 31, 2003 and $61.8 million, $65.1 million and $67.9 million of our total revenues for fiscal 2003, 2002 and 2001, respectively. Operating income from this group accounted for $13.8 million of our total operating income for the nine months ended October 31, 2003 and $4.6 million, $9.6 million and $8.1 million of our total operating income for fiscal 2003, 2002 and 2001, respectively. Total assets for the group were $111.4 million and $103.7 million at October 31, 2003 and 2002, respectively. Total assets for the group were $109.0 million, $110.0 million and $129.8 million at January 31, 2003, 2002 and 2001, respectively. Total assets include assets now identified under the Shared Services group because comparable information is not available for October 31, 2002 under the current presentation. Excluding those assets, total assets for the group were $83.7 million at October 31, 2003.


  WOOD MANUFACTURING

     The Wood Manufacturing group manufactures custom wood store fixtures and displays to customer specifications using wood veneers and laminates. Delivery of fixtures is highly concentrated in our third fiscal quarter as a result of the demands of retailers to be ready for the critical holiday selling season. To assure that their seasonal demands for delivery are met, retailers typically provide commitments well in advance of anticipated product delivery. Accordingly, our inventory levels increase during seasonal periods when retailers are not opening or remodeling stores, typically November through April.

     Revenues from the Wood Manufacturing group accounted for $14.6 million of our total revenues for the nine months ended October 31, 2003 and $17.5 million of our total revenues for fiscal 2003. Operating income from this group accounted for $0.9 million of our total operating income for the nine months ended October 31, 2003 and an operating loss of $0.7 million for fiscal 2003. Total assets for the group were $17.4 million and $19.7 million at October 31, 2003 and 2002, respectively. Total assets for the group were $15.4 million, $17.4 million and $28.6 million at January 31, 2003, 2002 and 2001, respectively.

CUSTOMERS

     Our customers in the specialty retail market consist of bookstore chains, music stores and other specialty retailers. Our customers in the mainstream retail market consist primarily of grocery stores, drug stores and mass merchandise retailers. Our customers in the specialty retail market account for a large percentage of our total revenues. During the nine months ended October 31, 2003, Barnes & Noble, Inc. accounted for 25.4% of total revenues and Borders Group, Inc. accounted for 22.3% of total revenues. During fiscal 2003, Barnes & Noble, Inc. accounted for 27.7% of total revenues and Borders Group, Inc. accounted for 18.9% of total revenues. During fiscal 2002, Barnes & Noble, Inc. accounted for 26.4% of total revenues and Borders Group, Inc. accounted for 22.6% of total revenues. During fiscal 2001, Kmart Corporation accounted for 13.8% of total revenues.

MARKETING AND SALES

     Our Magazine Fulfillment group's target market includes magazine publishers, distributors and retailers. We specialize in providing nationwide magazine distribution to specialty retailers with a national or regional scope. We believe that our distribution centers differentiate us from our national competitors and are a key element in our marketing program. Our distribution centers focus on our just-in-time replenishment and our ability to deliver magazines, particularly those published on a weekly basis, overnight to virtually any location within the continental United States.

     We focus our marketing efforts for our In-Store Services and Wood Manufacturing groups on developing and maintaining primary relationships with customers. While we frequently attend trade shows and advertise in trade publications, we emphasize personal interaction between our sales force and customers so that our customers are encouraged to rely on our dependability and responsiveness. Sales of our services are not particularly seasonal; however delivery of new display fixtures is highly concentrated in our third fiscal quarter as a result of the demands of retailers in advance of the holiday season. As a result, inventories of fixtures tend to be lowest during our fourth fiscal quarter and increase throughout the first and second fiscal quarters in anticipation of the delivery demands of retailers in the third fiscal quarter.

     To enhance the frequency of contact between our sales force and our customers, we have reorganized our direct sales force into a unified marketing group responsible for soliciting sales of all products and services available from each of our operating groups. We believe this combined marketing approach will enhance cross-selling opportunities and lower the cost of customer acquisition.

COMPETITION

     Our Magazine Fulfillment group's principal competitors consist of the following types of distributors:

     - national distributors;

     - regional wholesalers;

     - secondary or local wholesalers; and

     - specialty distributors.

     Competition is generally met on matters such as reliability, value added service and price.

     In our In-Store Services group, competitors for our claim filing services are primarily privately held companies, while our principal competitors for our fixture manufacturing services are both private and public manufacturing companies of varying sizes. Some of these companies could compete effectively with us, particularly in the manufacture and installation of display fixtures. In addition, we may face competition for our information services from dedicated information providers. The principal competitive factors in this market include:

     - access to information;

     - technological support;

     - accuracy;

     - system flexibility;

     - financial stability;

     - customer service; and

     - reputation.

     Our Wood Manufacturing group competes in a highly fragmented industry generally consisting of individual craftsmen, furniture manufacturers and other wood-working enterprises. The principal competitive factors in the wood manufacturing market include price, reliability and quality of services.

MANAGEMENT INFORMATION SYSTEMS

     The efficiency of our Magazine Fulfillment group is supported by our information systems that combine traditional outbound and inbound product counts with real-time register activity. Our ability to access real-time register data enables us to quickly adjust individual store merchandise allocations in response to variation in consumer demand. This increases the probability that any particular merchandise allotment will be sold rather than returned for credit. In addition, we have developed sophisticated database management systems designed to track various on-sale and off-sale dates for the numerous issues and regional versions of the more than 4,000 magazine titles that we distribute.

     Software used in connection with our claims submission program and in connection with PIN and ICN was developed specifically for our use by a combination of in-house software engineers and outside consultants. We believe that certain elements of these software systems are proprietary to us. Other portions of these systems are licensed from a third party, who assisted in the design of the system. We also receive systems service and upgrades under the license. We believe that we have obtained all necessary licenses to support our information systems.

EMPLOYEES

     As of February 23, 2004, we had 1,120 employees, of whom 994 were full-time employees. Approximately 88 of our employees in Brooklyn, New York are covered by a collective bargaining agreement with the Local 810, Steel, Metals, Alloys and Hardware Fabricators and Warehousemen, which expires in September 2004. Approximately 60 of our employees in Philadelphia, Pennsylvania are covered by a collective bargaining agreement with Teamsters Local Union No. 837, which expires in December 2005. Approximately 75 of our employees in Quincy, Illinois are covered by a collective bargaining agreement with Local 822 and District 55, International Association of Machinists & Aerospace Workers, which expires in January 2008. We believe our relationships with our employees are good.

PROPERTIES

     Our principal corporate offices are located at 27500 Riverview Center Blvd, Bonita Springs, Florida. As of January 31, 2004, we owned or leased approximately 1,275,000 square feet of manufacturing facilities, 315,000 square feet of distribution centers and 63,000 square feet of office space. The following table presents information concerning our principal properties:

                                                                                              OWNED/
          LOCATION                DESCRIPTION               SEGMENT           SIZE SQ. FT.    LEASED
          --------                -----------               -------           ------------    ------
Bonita Springs, FL..........  Office                 Corporate Headquarters       51,000      Leased
New York, NY................  Office                 In-Store Services/            3,500      Leased
                                                     Magazine Fulfillment
Rockford, IL................  Manufacturing/         In-Store Services/         300,000/       Owned
                              Distribution Center    Magazine Fulfillment         10,500
Brooklyn, NY................  Manufacturing          In-Store Services            92,000      Leased
Philadelphia, PA............  Manufacturing          In-Store Services           110,000       Owned
Vancouver, BC...............  Manufacturing          In-Store Services            51,000      Leased
Quincy, IL..................  Manufacturing          Wood Manufacturing          260,000       Owned
Albermarle, NC..............  Manufacturing          Wood Manufacturing           52,000      Leased
Dallas, TX..................  Distribution Center    Magazine Fulfillment         48,000      Leased
Harrisburg, PA..............  Distribution Center    Magazine Fulfillment         60,000      Leased

     We believe our facilities are adequate for our current level of operations and that all of our facilities are adequately insured.

LITIGATION

     We are party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, we believe that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

     The following table shows information about our executive officers and directors as of January 31, 2004:

EXECUTIVE OFFICERS AND DIRECTORS

NAME                                        AGE                     POSITION
----                                        ---                     --------
S. Leslie Flegel..........................  66    Chairman and Chief Executive Officer
James R. Gillis...........................  51    President and Chief Operating Officer
Monte Weiner..............................  53    Executive Vice President
Jason S. Flegel...........................  38    Executive Vice President
Marc Fierman..............................  43    Chief Financial Officer
Robert O. Aders...........................  76    Director
Harry L. "Terry" Franc, III...............  68    Director
Aron Katzman..............................  66    Director
Allan R. Lyons............................  63    Director
Randall S. Minix..........................  54    Director
Kenneth F. Teasdale.......................  69    Director

     S. Leslie Flegel has been the Chairman of our Board of Directors and our Chief Executive Officer since our inception in March 1995. For more than 14 years prior thereto, Mr. Flegel was the principal owner and Chief Executive Officer of Display Information Systems Company, our predecessor. S. Leslie Flegel is the father of Jason S. Flegel, one of our Executive Vice Presidents.

     James R. Gillis became our President in December 1998, was appointed as a member of our board in March 2000 and became our President and Chief Operating Officer in August 2000. Prior thereto, he served as the President and Chief Executive Officer of Brand Manufacturing Corp., which we acquired in January 1999.

     Monte Weiner has served as Executive Vice President and Chief Operating Officer of In-Store Services since February, 2002. From August 2000 to February 2002, he served as President and Chief Executive Officer -- Source Display. Prior thereto, Mr. Weiner served as Executive Vice President and Chief Executive Officer -- Source Display from September 1999 until May 2000. For more than 15 years prior thereto, Mr. Weiner served as President of TCE Corporation and Secretary and Treasurer of Brand Manufacturing Corp.

     Jason S. Flegel has served as one of our Executive Vice Presidents since June 1996. Prior thereto, and since our inception in March 1995, he served as Vice President -- Western Region. For more than two years prior thereto, Mr. Flegel was an owner and the Chief Financial Officer of Display Information Systems Company. Jason S. Flegel is the son of S. Leslie Flegel.

     Marc Fierman has served as our Chief Financial Officer since November 2002. Prior thereto, he served as Vice President of Finance (July 2001 to November
2002) and Vice President of Finance -- Display Division (March 1999 to June
2001). From April 1997 to February 1999, Mr. Fierman served as the Chief Financial Officer of Brand Manufacturing Corp.

     Robert O. Aders was appointed as a member of our board in March 1999. He is Chairman of the Advisory Board, Inc. (an international consulting organization) and is a member of the Board of Directors of Food Marketing Institute, where he served as President and Chief Executive Officer from its founding in 1976 until his retirement in 1993. During 1975 and 1976, Mr. Aders was the Acting Secretary of Labor in the Ford administration. From 1970 to 1974, Mr. Aders was Chairman of the board of the Kroger Company, where he served in various executive positions beginning in 1957. Mr. Aders is also a member of the Board of Directors of Checkpoint Systems, Inc., Spar Group, Inc., SureBeam Corp. and Telepanel Systems, Inc.

     Harry L. "Terry" Franc, III, has been a member of our board since our inception in May 1995. Mr. Franc was one of the founders of Bridge Information Systems, Inc., a global provider of information services to the securities industry and of BIS's subsidiary, Bridge Trading Company ("BTC"), a registered broker-dealer and member of the New York Stock Exchange. Mr. Franc was an Executive Vice President of Bridge Trading Company for more than 20 years and for more than 20 years prior to 1995, served as a director and an Executive Vice President of Bridge Information System, Inc. Mr. Franc is a member of the National Organization of Investment Professionals. He is a director of TV House, Inc. and of the St. Louis Community Foundation. Mr. Franc serves as President of the board of trustees of Jewish Hospital College of Nursing and Allied Health.

     Aron Katzman has served as a director of our board since our inception in May 1995. Mr. Katzman was a founder of Medicine Shoppe International, Inc. and served on its board of directors until it was purchased by Cardinal Health in 1994. Until its sale in May 1994, Mr. Katzman served as the Chairman and Chief Executive Officer of Roman Company, a manufacturer and distributor of fashion custom jewelry. Mr. Katzman is a member of the board of directors of Foto, Inc. Presently, Mr. Katzman is Chairman and Chief Executive Officer of Decorating Den of Missouri.

     Allan R. Lyons joined us as a member of our board in March 2003. From January 2000 to the present, Mr. Lyons has been the managing member of 21st Century Strategic Investment Planning, LC, a money management firm with more than $20 million under management. He is a member of the Board of Directors of Franklin Credit Management Corp., a specialty consumer finance and asset management company based in New York, NY. In late 1999, Mr. Lyons retired from Piaker & Lyons, a diversified certified public accounting firm where he specialized in taxes, estate and financial planning. Before becoming Chairman and Chief Executive Officer of Piaker & Lyons in 1994, Mr. Lyons had been a partner of the firm since 1968.

     Randall S. Minix has served as a member of our board since our inception in May 1995. As of March 1, 2001, Mr. Minix became the Chief Financial Officer of South Atlantic Lumber Industries in Greensboro, North Carolina. For more than five years prior thereto, Mr. Minix had been the managing partner of Minix, Morgan & Company, L.L.P., an independent accounting firm headquartered in Greensboro, North Carolina.

     Kenneth F. Teasdale has served as a member of our board since March 2000. Mr. Teasdale has been the Chairman of Armstrong Teasdale LLP, a Missouri-based law firm, since 1993 and before that was Managing Partner from 1986 to 1993. He has been associated with Armstrong Teasdale since 1964. Prior thereto, Mr. Teasdale served as General Counsel to the Democratic Policy Committee of the United States Senate beginning in 1962. In that position, he also served for three years as Legal Assistant to the Majority Leader of the United States Senate. Mr. Teasdale is Chairman of the Board of Regents of St. Louis University, member of the Board of Trustees of the St. Louis Science Center, member of the Board of Directors of the United Way of Greater St. Louis, member of the Board of Trustees of St. Louis University and member of the Board of Trustees of the St. Louis Art Museum.

     Our executive officers are appointed annually by our Board of Directors and serve at the discretion of our board. Our articles of incorporation and by-laws authorize a Board of Directors consisting of not less than three nor more than nine members and provide for three classes of directorships serving staggered three-year terms such that approximately one-third of the directors are elected at each annual meeting of shareholders. Currently, the number of directors has been fixed at eight.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established an audit committee and a compensation committee and is in the process of establishing a corporate governance and nominating committee, each of which is comprised of independent directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our compensation committee members and none of our executive officers has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity, and no interlocking relationship existed in fiscal 2003.

RELATED PARTY TRANSACTIONS

     We paid Armstrong Teasdale LLP approximately $531,000, $800,000 and $510,000 for the years ended January 31, 2003, 2002 and 2001, respectively for legal services. Mr. Kenneth Teasdale is Chairman of Armstrong Teasdale LLP and has served as a member of our Board of Directors since March 2000. We believe that the terms of our engagement of Armstrong Teasdale LLP are no less favorable to us than could be obtained from an unrelated party.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth as of February 24, 2004 certain information concerning the ownership of our common stock by:

     - each person who is known to us to own beneficially 5% or more of our outstanding common stock;

     - each of our directors, our chief executive officer and our four other most highly paid executive officers in fiscal 2003;

     - all directors and executive officers as a group; and

     - the selling shareholders.

     The information presented below is based on information supplied by our officers and directors and Schedules 13D and 13G filed with the SEC. It assumes that the underwriters' over-allotment option will not be exercised. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares shown as beneficially owned by them, except to the extent authority is shared by spouses under applicable community property laws. The business address of our officers and directors is in care of Source Interlink Companies, Inc., 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes all shares over which the subject individual has or shares voting or investment power. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are treated as outstanding for the purpose of computing the percentage ownership of the subject individual. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

     As of February 24, 2004, there were 18,916,164 shares of our common stock outstanding.

                                       BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                      PRIOR TO THIS OFFERING                      AFTER THIS OFFERING
                                      ----------------------     NUMBER OF       ----------------------
                                      NUMBER OF                SHARES BEING      NUMBER OF
NAME AND ADDRESS OF BENEFICIAL OWNER  SHARES(A)   PERCENTAGE      OFFERED        SHARES(A)   PERCENTAGE
------------------------------------  ---------   ----------   -------------     ---------   ----------
Jonathan J. Ledecky................   2,640,000      14.0%         800,000       1,840,000       8.4%
  901 15th Street NW, Suite 950
  Washington, DC 20005
FMR Corp.
  82 Devonshire Street
  Boston, Massachusetts 02109......   1,818,000       9.6%              --       1,818,000       8.3%
S. Leslie Flegel...................   2,307,985      11.3%         200,000(b)    2,107,985       9.0%
James R. Gillis....................     663,268       3.4%              --(b)      663,268       2.9%
Monte Weiner.......................     530,335       2.7%              --(b)      530,335       2.4%
Allan R. Lyons.....................     486,037       2.6%              --(b)      486,037       2.2%
Jason S. Flegel....................     414,850       2.2%              --(b)      414,850       1.9%
Aron Katzman.......................     355,967       1.9%              --(b)      355,967       1.6%
Harry L. Franc, III................     140,005         *               --(b)      140,005         *
Randall S. Minix...................     115,714         *               --         115,714         *
Robert O. Aders....................     100,000         *               --(b)      100,000         *
Kenneth F. Teasdale................      88,948         *               --          88,948         *
Marc Fierman.......................      64,023         *               --(b)       64,023         *
All directors and executive officers
  as a group (11 persons)..........   5,267,132      23.8%         200,000(b)    5,067,132      20.1%

---------------

* less than 1%

(a) Includes shares issuable under options presently exercisable or exercisable on or before March 31, 2004, in the amounts following each respective beneficial owner: S. Leslie Flegel -- 1,435,000 shares; James R. Gillis -- 634,667 shares; Monte Weiner -- 491,667 shares; Jason S. Flegel -- 300,090 shares; Marc Fierman -- 63,023; Aron Katzman -- 60,000 shares; Harry L. Franc, III -- 70,000 shares; Robert O. Aders -- 70,000 shares; Allan R. Lyons -- 10,000 shares; Randall S. Minix -- 70,000 shares; and Kenneth F. Teasdale -- 40,000 shares.

(b) The following shareholders have granted the underwriters an option to purchase from them up to 600,000 shares of our common stock exercisable solely to cover over-allotments. If this option is exercised in full, these shareholders would beneficially own the following number and percentage of shares after this offering.

                                                                     BENEFICIAL OWNERSHIP
                                                                     AFTER THIS OFFERING
                                                                    ----------------------
                                                      NUMBER OF     NUMBER OF
                       NAME                         OPTION SHARES    SHARES     PERCENTAGE
                       ----                         -------------   ---------   ----------
S. Leslie Flegel..................................     125,000      1,982,985      8.5%
James R. Gillis...................................      90,000        573,268      2.5%
Monte Weiner......................................      95,000        435,335      1.9%
Allan R. Lyons....................................     140,000        346,037      1.6%
Jason S. Flegel...................................      50,000        364,850      1.6%
Aron Katzman......................................      30,000        325,967      1.5%
Harry L. Franc, III...............................      30,000        110,005     *
Robert O. Aders...................................      20,000         80,000     *
Marc Fierman......................................      20,000         44,023     *

                          DESCRIPTION OF CAPITAL STOCK

     Our articles of incorporation authorize 42.0 million shares of capital stock to be issued, consisting of 40.0 million shares of common stock, $0.01 par value per share, and 2.0 million shares of preferred stock, $0.01 par value per share. At February 24, 2004, 18,916,164 shares of common stock and no shares of preferred stock were outstanding.

COMMON STOCK

     The holders of our common stock are entitled to cast one vote for each share on all matters to be voted on by shareholders, including the election of directors. Subject to payment or provision for full cumulative dividends in respect of any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends when and if declared by our board out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of our company, the holders of the common stock are entitled to share ratably in all remaining assets available for distribution to them after the payment of liabilities and after provision has been made for each class of stock, including the preferred stock, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions generally applicable to the common stock.

PREFERRED STOCK

     Our board has the authority to issue preferred stock in one or more series and to fix the number of shares of each series of preferred stock. Our board also has the authority to set the voting powers, designations, preferences and relative, participating, optional or other special rights of each series of preferred stock, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences. Preferred stock can be issued and its terms set by our board without any further vote or action by our shareholders.

WARRANTS

     As of February 24, 2004, warrants to purchase an aggregate of 658,644 shares of our common stock were outstanding at a weighted average exercise price of $7.96 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if certain events occur.

OPTIONS

     As of February 24, 2004, our directors, executive officers and other employees held options to purchase an aggregate of 4,875,755 shares of our common stock granted under our stock-based employee compensation plans at a weighted average exercise price of $6.98 per share, and 22,561 additional shares of our common stock were reserved for future issuance under these plans.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER DOCUMENTS AND MISSOURI LAW

  CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BY-LAWS

     Our articles and by-laws contain provisions that may have the effect of discouraging some types of transactions that involve an actual or threatened change of control of our company, which in turn could limit your ability to sell your shares at a premium. See also "Risk Factors -- We have limitations on changes of control that could reduce your ability to sell our shares at a premium."

  SIZE OF BOARD, ELECTION OF DIRECTORS AND CLASSIFIED BOARD

     Our articles and by-laws, when read together, provide for a minimum of three and a maximum of nine persons to serve on our board. However, the number of directors may be increased or decreased by a resolution adopted by the affirmative vote of a majority of the board and vacancies on the board may be filled by a majority of our directors.

     The by-laws provide that the board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. One class of directors will be elected each year at our annual meeting to serve for a three-year term. Our most recent annual meeting of shareholders was held on July 22, 2003.

  SHAREHOLDER NOMINATIONS AND PROPOSALS

     Our by-laws provide for advance notice requirements for shareholder nominations and proposals at annual meetings of our shareholders. Shareholders may nominate directors or submit other proposals only upon written notice to us not less than 120 days nor more than 150 days prior to the anniversary of the date of the notice to shareholders of the previous year's annual meeting. A shareholder's notice also must contain certain additional information, as specified in the by-laws. The board may reject proposals that are not made in accordance with the procedures contained in the by-laws or that are not properly the subject of shareholder action.

  CALLING SPECIAL SHAREHOLDER MEETINGS; SHAREHOLDER ACTION WITHOUT A MEETING

     Matters to be acted upon by the shareholders at special meetings are limited to those specified in the notice of the meeting. A special meeting of shareholders may be called by the board, Chairman or President or at the request in writing of shareholders holding at least 10% of the outstanding shares entitled to vote at the special meeting. As required by Missouri law, the by-laws provide that any action by written consent of shareholders in lieu of a meeting must be signed by the holders of all outstanding shares of common stock. Because we have publicly traded common stock, we are therefore, as a practical matter, unable to act by the written consent of our shareholders.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is Mellon Investor Services, L.L.C.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement among us, the selling shareholders and the underwriters, each of the underwriters named below, through their representatives Jefferies & Company, Inc. and Needham & Company, Inc., has severally agreed to purchase, and we and the selling shareholders have severally agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

                                                                     NUMBER OF
UNDERWRITERS                                                           SHARES
------------                                                         ----------
Jefferies & Company, Inc. ..................................
Needham & Company, Inc. ....................................
                                                                     ----------
  Total.....................................................          4,000,000

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us and the selling shareholders are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us and the selling shareholders, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "SORC."

     The underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus and to some
dealers at that price less a concession not in excess of $     per share. The
underwriters may allow, and those dealers may reallow, a discount not in excess
of $     per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

     The selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase from the selling shareholders, in whole or in part, up to 600,000 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus.

     The underwriters may exercise that option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by us and the selling shareholders. To the extent that option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment as indicated in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares.

                                                    WITHOUT EXERCISE OF   WITH FULL EXERCISE OF
                                                      OVER-ALLOTMENT         OVER-ALLOTMENT
                                                    -------------------   ---------------------
Per share.........................................           $                      $
  Total...........................................           $                      $

     We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $550,000, which will be paid by us.

     This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

     We and our executive officers and directors and certain of our existing shareholders have agreed, subject to limited exceptions, for a period of 120 days after the date of this prospectus (except that, in the case of one of our executive officers, Monte Weiner (who beneficially owns 530,335 shares prior to this offering) and the non-employee selling shareholder, Jonathan J. Ledecky, such period is 90 days), not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of the underwriters.

     We have been advised by the underwriters that, in accordance with Regulation M under the Securities Act of 1933, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

     A "syndicate covering transaction" is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from the selling shareholders in this offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or "cover" this position by either exercising all or part of the over-allotment option to purchase additional shares from the selling shareholders or by engaging in "syndicate covering transactions." The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

     A "stabilizing bid" is a bid for or the purchase of shares by the representatives on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A "penalty bid" is an arrangement that permits the underwriters to reclaim the selling concession from a syndicate member when shares sold by such syndicate member are purchased by the representatives in a syndicate covering transaction and, therefore, have not been effectively placed by the syndicate member.

     We have been advised by the underwriters that these transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

     In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on The Nasdaq Stock Market's National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Stock Market's National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

                                 LEGAL MATTERS

     The validity of our common stock offered by this prospectus will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri. Pillsbury Winthrop LLP, New York, New York, is counsel to the underwriters in connection with this offering. Mr. Kenneth Teasdale is Chairman of Armstrong Teasdale LLP, has served as a member of our Board of Directors since March 2000 and is the beneficial owner of 88,948 shares our common stock.

                                    EXPERTS

     The consolidated financial statements of Source Interlink Companies, Inc. included and incorporated by reference in this prospectus and in the registration statement of which it is a part have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports, and are included and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC, with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. While we believe summaries of documents referred to in this prospectus are materially complete, you should refer to the exhibits attached to or incorporated by reference in the registration statement for copies of the actual contract, agreement or other document.

     We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at The Nasdaq National Market, call (212) 656-5060.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus certain of our publicly filed documents, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of the prospectus but prior to the termination of the offering of the securities covered by this prospectus.

     The following documents filed with the SEC are incorporated by reference in this prospectus:


     - our Annual Report on Form 10-K for the year ended January 31, 2003 (file no. 001-13437, as amended by our Annual Report on Form 10-K/A for that fiscal year as filed with the SEC on March 3, 2004);

     - our Quarterly Report on Form 10-Q for the quarter ended April 30, 2003 (file no. 001-13437, as amended by our Quarterly Report on Form 10-Q/A for that fiscal quarter as filed with the SEC on March 3, 2004);



     - our Quarterly Report on Form 10-Q for the quarter ended July 31, 2003 (file no. 001-13437), as amended by our Quarterly Report on Form 10-Q/A for that fiscal quarter as filed with the SEC on March 3, 2004;



     - our Quarterly Report on Form 10-Q for the quarter ended October 31, 2003 (file no. 001-13437), as amended by our Quarterly Report on Form 10-Q/A for that fiscal quarter as filed with the SEC on March 3, 2004;


     - our Current Report on Form 8-K, as filed with the SEC on April 8, 2003 (file no. 001-13437);

     - our Current Report on Form 8-K, as filed with the SEC on November 5, 2003 (file no. 001-13437); and

     - the description of our common stock set forth in our registration statement on Form 8-A, as filed with the SEC on October 1, 1997 (file no. 001-13437).

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Source Interlink Companies, Inc., Attn: Marc Fierman, Chief Financial Officer, 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134, (239) 949-4450.

                        SOURCE INTERLINK COMPANIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS AT JANUARY 31, 2003 AND
  2002 AND FOR THE THREE YEARS IN THE PERIOD ENDED JANUARY
  31, 2003
Report of BDO Seidman, LLP, Independent Certified Public
  Accountants...............................................   F-2
Consolidated Balance Sheets at January 31, 2003 and 2002....   F-3
Consolidated Statements of Operations for the three years in
  the period ended January 31, 2003.........................   F-4
Consolidated Statements of Stockholders' Equity for the
  three years in the period ended January 31, 2003..........   F-5
Consolidated Statements of Cash Flows for the three years in
  the period ended January 31, 2003.........................   F-6
Notes to Consolidated Financial Statements..................   F-7

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT OCTOBER 31,
  2003 AND JANUARY 31, 2003 AND FOR THE THREE AND NINE MONTH
  PERIODS ENDED OCTOBER 31, 2003 AND 2002
Condensed Consolidated Balance Sheets at October 31, 2003
  and January 31, 2003......................................  F-28
Condensed Consolidated Statements of Income for the three
  and nine months in the periods ended October 31, 2003 and
  2002......................................................  F-29
Condensed Consolidated Statements of Stockholders' Equity
  for the nine months ended October 31, 2003................  F-30
Condensed Consolidated Statements of Cash Flows for the nine months ended October 31, 2003 and 2002....................  F-31
Notes to Condensed Consolidated Financial Statements........  F-32

           THE REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Source Interlink Companies, Inc.
Bonita Springs, Florida

     We have audited the consolidated balance sheets of Source Interlink Companies, Inc. as of January 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Source Interlink Companies, Inc. at January 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


     As discussed in Note 20, the consolidated financial statements have been restated to reflect the effect of a change in recognizing revenue for the Company's rebate claim filing service. Also, as discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets," on February 1, 2002.


                                          /s/ BDO SEIDMAN, LLP

Chicago, Illinois

April 30, 2003, except for Note 20 which is as of March 1, 2004

                        SOURCE INTERLINK COMPANIES, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                  (RESTATED)
                                                              -------------------
                                                                  JANUARY 31,
                                                              -------------------
                                                                2003       2002
                                                              --------   --------
                                                                (IN THOUSANDS,
                                                               EXCEPT PAR VALUE)
                                     ASSETS
CURRENT
  Cash......................................................  $  5,570   $  2,943
  Trade receivables (Note 3)................................    44,108     63,242
  Claims purchased under advance pay program................     7,761      3,368
  Inventories (Note 4)......................................    15,912     16,923
  Income taxes receivable...................................     6,883      6,085
  Deferred tax asset (Note 9)...............................     2,342         46
  Other current assets......................................     2,051      2,949
                                                              --------   --------
TOTAL CURRENT ASSETS........................................    84,627     95,556
                                                              --------   --------
Property, Plants and Equipment (Note 5).....................    27,671     27,561
Less accumulated depreciation and amortization..............    (7,532)    (7,184)
                                                              --------   --------
NET PROPERTY, PLANTS AND EQUIPMENT..........................    20,139     20,377
                                                              --------   --------
OTHER ASSETS
  Goodwill..................................................    44,750     42,769
  Other intangibles, net (Note 6)...........................     2,047        108
  Deferred tax asset (Note 9)...............................       947      2,065
  Other.....................................................     4,729      3,555
                                                              --------   --------
TOTAL OTHER ASSETS..........................................    52,473     48,497
                                                              --------   --------
                                                              $157,239   $164,430
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
  Checks issued against future advances on revolving credit
     facility...............................................  $  6,611   $     --
  Accounts payable and accrued expenses, net of allowance
     for returns of $31,543 and $38,527 at January 31, 2003
     and 2002, respectively.................................    50,119     60,362
  Current maturities of debt (Note 7).......................    29,215     42,097
  Deferred revenue..........................................     2,177      2,497
  Other current liabilities.................................        24         24
                                                              --------   --------
TOTAL CURRENT LIABILITIES...................................    88,146    104,980
Debt, less current maturities (Note 7)......................    17,026     15,578
Other long-term liabilities.................................     1,148        329
                                                              --------   --------
TOTAL LIABILITIES...........................................   106,320    120,887
                                                              --------   --------
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)
STOCKHOLDERS' EQUITY
Contributed Capital:
  Preferred Stock, $.01 par (2,000 shares authorized; none
     issued)................................................        --         --
  Common Stock, $.01 par (40,000 shares authorized; 18,363
     and 19,415 shares issued)..............................       184        194
  Additional paid-in-capital................................    97,338    103,386
                                                              --------   --------
  Total contributed capital.................................    97,522    103,580
Accumulated deficit.........................................   (45,826)   (53,164)
Accumulated other comprehensive (loss):
  Foreign currency translation..............................      (210)      (387)
                                                              --------   --------
                                                                51,486     50,029
Less: Treasury Stock (100 and 1,126 shares at cost).........      (567)    (6,486)
                                                              --------   --------
TOTAL STOCKHOLDERS' EQUITY..................................    50,919     43,543
                                                              --------   --------
                                                              $157,239   $164,430
                                                              ========   ========


          See accompanying notes to Consolidated Financial Statements

                        SOURCE INTERLINK COMPANIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                             (RESTATED)
                                                               --------------------------------------
                                                                  2003          2002          2001
                                                               -----------   -----------   ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues....................................................    $290,894      $238,923      $92,423
Costs of revenues...........................................     216,483       176,357       53,792
                                                                --------      --------      -------
Gross profit................................................      74,411        62,566       38,631
Selling, general and administrative expense.................      61,285        46,909       23,279
Relocation expenses.........................................       1,926            --           --
Amortization of goodwill (Note 6)...........................          --         5,424        2,994
Goodwill impairment charge..................................          --        78,126           --
                                                                --------      --------      -------
Operating income (loss).....................................      11,200       (67,893)      12,358
                                                                --------      --------      -------
Other income (expense)
  Interest expense..........................................      (3,765)       (3,338)      (2,312)
  Other.....................................................         514        (2,339)          36
                                                                --------      --------      -------
Total other income (expense)................................      (3,251)       (5,677)      (2,276)
                                                                --------      --------      -------
Income (loss) before income taxes...........................       7,949       (73,570)      10,082
Income tax expense (benefit) (Note 9).......................         611          (705)       3,965
                                                                --------      --------      -------
Net income (loss)...........................................    $  7,338      $(72,865)     $ 6,117
                                                                ========      ========      =======
Earnings per share -- basic.................................    $   0.40      $  (4.07)     $  0.35
Earnings per share -- diluted...............................    $   0.40      $  (4.07)     $  0.33
Weighted average of shares outstanding -- basic (Note 8)....      18,229        17,915       17,591
Weighted average of shares outstanding -- diluted (Note
  8)........................................................      18,478        17,915       18,348
                                                                --------      --------      -------


          See accompanying notes to Consolidated Financial Statements

                        SOURCE INTERLINK COMPANIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                               RETAINED
                               COMMON STOCK     ADDITIONAL     EARNINGS         OTHER        TREASURY STOCK        TOTAL
                              ---------------    PAID-IN     (ACCUMULATED   COMPREHENSIVE   ----------------   STOCKHOLDERS'
                              SHARES   AMOUNT    CAPITAL       DEFICIT)        (LOSS)       SHARES   AMOUNT       EQUITY
                              ------   ------   ----------   ------------   -------------   ------   -------   -------------
                                                                      (IN THOUSANDS)
                                                                        (RESTATED)
Balance, January 31, 2000
  (as previously
  reported).................  17,345    $173     $ 91,770      $ 15,878        $    80         42    $ (487)     $107,414
Prior period adjustment.....                                     (2,294)                                           (2,294)
                              ------    ----     --------      --------        -------      ------   -------     --------
Balance, January 31, 2000
  (as restated).............  17,345     173       91,770        13,584             80         42      (487)      105,120
Net income..................                                      6,117                                             6,117
Foreign currency
  translation...............                                                      (161)                              (161)
Unrealized loss on
  marketable security, net
  of taxes of $893..........                                                    (1,339)                            (1,339)
                                                                                                                 --------
Comprehensive income........                                                                                        4,617
                                                                                                                 --------
Issuance of common stock....    413        4        2,283                                                           2,287
Exercise of stock options...    110        1          860                                                             861
Exercise of warrants........    499        5        2,542                                                           2,547
Purchase of treasury
  stock.....................                                                                1,075    (5,960)       (5,960)
Other.......................      5       --          318                                                             318
                              ------    ----     --------      --------        -------      ------   -------     --------
Balance, January 31, 2001
  (as restated).............  18,372     183       97,773        19,701         (1,420)     1,117    (6,447)      109,790
Net loss....................                                    (72,865)                                          (72,865)
Foreign currency
  translation...............                                                      (306)                              (306)
Loss on marketable security
  included in net income....                                                     1,339                              1,339
                                                                                                                 --------
Comprehensive loss..........                                                                                      (71,832)
                                                                                                                 --------
Issuance of common stock....    980       10        5,439                                                           5,449
Exercise of stock options...     57        1          147                                                             148
Purchase of treasury
  stock.....................                                                                    9       (39)          (39)
Other.......................      6       --           27                                                              27
                              ------    ----     --------      --------        -------      ------   -------     --------
Balance, January 31, 2002
  (as restated).............  19,415    $194     $103,386      $(53,164)       $  (387)     1,126    $(6,486)    $ 43,543
Net income..................                                      7,338                                             7,338
Foreign currency
  translation...............                                                       177                                177
                                                                                                                 --------
Comprehensive income........                                                                                        7,515
                                                                                                                 --------
Issuance of common stock in
  exchange for services.....     46        1          214                                                             215
Exercise of stock options...     17       --           77                                                              77
Exercise of warrants........     11       --           32                                                              32
Purchase of treasury
  stock.....................                                                                  100      (464)         (464)
Retirement of treasury
  stock.....................  (1,126)    (11)      (6,372)                                  (1,126)   6,383            --
Other.......................                            1                                                               1
                              ------    ----     --------      --------        -------      ------   -------     --------
Balance, January 31, 2003
  (as restated).............  18,363    $184     $ 97,338      $(45,826)       $  (210)       100    $ (567)     $ 50,919
                              ======    ====     ========      ========        =======      ======   =======     ========


          See accompanying notes to Consolidated Financial Statements

                        SOURCE INTERLINK COMPANIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       (RESTATED)
                                                              ----------------------------
                                                                YEARS ENDED JANUARY 31,
                                                              ----------------------------
                                                               2003       2002      2001
                                                              -------   --------   -------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income (loss).........................................  $ 7,338   $(72,865)  $ 6,117
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    3,301      7,815     4,957
     Provision for losses on accounts receivable............    2,023      2,824     1,477
     Deferred income taxes..................................   (2,278)    (2,321)      215
     Deferred revenue.......................................     (320)      (855)     (472)
     Loss on sale of security...............................       --      3,500        --
     Asset impairment charge................................       --     78,126        --
     Other..................................................     (288)       581       498
     Changes in assets and liabilities (excluding business
       acquisitions):
       Decrease (increase) in accounts receivable...........   17,619    (36,851)   (1,679)
       Decrease (increase) in inventories...................    1,200     (3,227)    3,700
       Decrease (increase) in other assets..................    1,714     (1,476)   (3,021)
       (Decrease) increase in accounts payable and accrued
          expenses..........................................   (9,675)    23,147    (4,497)
                                                              -------   --------   -------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.............   20,634     (1,602)    7,295
                                                              -------   --------   -------
INVESTMENT ACTIVITIES
  Capital expenditures......................................   (4,429)    (3,711)   (3,517)
  Purchase of claims under advance pay program..............  (79,789)   (85,888)  (73,030)
  Collections on claims under advance pay program...........   75,396    101,886    74,453
  Acquisition of The Interlink Companies, Inc., net of cash
     acquired...............................................       --    (13,677)   (2,544)
  Acquisition of Innovative Metal Fixtures, Inc.............   (2,014)        --        --
  Payments under magazine import agreement..................   (2,000)                  --
  Proceeds from the sale of fixed assets....................       --      3,495         9
  Investment in marketable security.........................       --         --    (3,500)
  Other.....................................................       --        165       713
                                                              -------   --------   -------
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES.............  (12,836)     2,270    (7,416)
                                                              -------   --------   -------
FINANCING ACTIVITIES
  Increase (decrease) in checks issued against revolving
     credit facilities......................................    6,611     (4,575)    2,601
  (Repayments) Borrowings under credit facilities...........   (7,667)     5,656      (493)
  Payments of notes payable.................................   (3,758)        --        --
  Proceeds from the issuance of common stock................       --        148     3,408
  Purchase of treasury stock................................     (465)       (39)   (5,960)
  Other.....................................................      108         --       (88)
                                                              -------   --------   -------
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.............   (5,171)     1,190      (532)
                                                              -------   --------   -------
INCREASE (DECREASE) IN CASH.................................    2,627      1,858      (653)
CASH, beginning of period...................................    2,943      1,085     1,738
                                                              -------   --------   -------
CASH, end of period.........................................  $ 5,570   $  2,943   $ 1,085
                                                              =======   ========   =======


          See accompanying notes to Consolidated Financial Statements

                        SOURCE INTERLINK COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS

     Source Interlink Companies, Inc. (the Company) and its subsidiaries distribute magazines direct to specialty retailers, design, manufacture, install and remove retail fixtures located at the check-out lane, manage retailers' claim for rebates with magazine publishers, provides access to a comprehensive database of point-of-sale data to retailers and product managers, and manufactures high-end wood retail display fixtures.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Source Interlink Companies, Inc. and its wholly-owned subsidiaries (collectively, the Company) as of the date they were acquired. All significant intercompany accounts and transactions have been eliminated.

  USE OF ESTIMATES

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  BASIS OF PRESENTATION

     Certain amounts from the prior years have been reclassified to conform to current year presentation. The reclassifications included the reclass of certain shipping and delivery expenses from cost of revenues to selling, general and administrative expenses, the reclass of certain sales discounts from selling, general and administrative expenses to revenues and the reclass of our fulfillment service revenues from other income to revenues. These reclassification adjustments had no impact on income (loss) before income taxes.

  REVENUE RECOGNITION

  Magazine Distribution

     Revenues from the sale of magazines the Company distributes are recognized at the time of delivery less allowances for estimated returns. Revenues from the sale of magazines to wholesalers that are not shipped through our distribution centers are recognized at the later of notification from the shipping agent that the product has been delivered or the on-sale date of the magazine. The Company records a reduction in revenue for estimated magazine sales returns and a reduction in cost of sales for estimated magazine purchase returns. Estimated returns are based on historical sell-through rates.

  Fulfillment & Return Processing Services

     Revenues from performing fulfillment and return processing services are recognized at the time the service is performed. The Company is generally compensated on either a per-copy or per-pound basis based on a negotiated price or a cost plus model.

  Rebate Claim Filing


     Revenues from the filing of rebate claims with publishers on behalf of retailers are recognized at the time the claim is paid. The revenue recognized is based on the amount paid multiplied by our commission rate. The Company has developed a program (the "advance pay" program) whereby the Company will advance the claimed amount less applicable commissions to the retailers and collect the entire amount claimed from publishers for our own accounts. The Company accounts for the advance as a purchase of a financial asset and records a receivable at the time of the purchase. (See Note 20)

                        SOURCE INTERLINK COMPANIES, INC.

  Information Products

     Revenues from information product contracts are recognized ratably over the subscription term, generally one year.

  Custom Display Manufacturing

     Revenues from the design and manufacture of custom display fixtures are recognized when the retailer accepts title to the display. Transfer of title usually occurs upon shipment. However, upon request from a customer, the product can be stored for future delivery for the convenience of the customer. If this occurs, we recognize revenue when the manufacturing and earnings processes are complete, the customer accepts title in writing, the product is invoiced with payment due in the normal course of business, the delivery schedule is fixed and the product is segregated from other goods. Services related to the manufacturing of displays such as freight, installation, warehousing and salvage are recognized when the services are performed.

  MARKETABLE SECURITIES

     Marketable securities are stated at fair market value or historical cost in accordance with Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and consist of an investment in an equity security. Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are valued at fair value. Unrealized gains and losses are recorded, net of related income tax effects, as a separate component of equity. To date, the basis on which cost has been determined for the purpose of determining realized gains and losses has been specific identification.

  INVENTORIES

     Inventories for In-store Services and Wood Manufacturing segments are valued at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

     Inventories for the Magazine Distribution segment are valued at the lower of cost or market. Magazine inventory cost is determined by the last-in, first-out ("LIFO") method. The effect of the LIFO reserve at January 31, 2003 on the balance sheet and the income statement is insignificant.

  PROPERTY, PLANTS & EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the estimated useful lives ranging as follows:

ASSET CLASS                                                      LIFE
-----------                                                   ----------
Buildings...................................................    40 years
Leasehold Improvements......................................  5-20 years
Machinery and Equipment.....................................   5-7 years
Vehicles....................................................   5-7 years
Furniture and Fixtures......................................   5-7 years
Computers...................................................   3-5 years

  INTANGIBLE ASSETS

     On February 1, 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. In accordance with FAS No. 142, the Company completed its transitional impairment testing of intangible assets during the first quarter of fiscal 2003. The

                        SOURCE INTERLINK COMPANIES, INC.

impairment testing was performed in two steps: first, determining whether there was impairment, based upon the fair value of a reporting unit as compared to its carrying value, and second, if there was impairment, the determination of the impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Subsequent to the first quarter of fiscal 2003, with the assistance of a third-party valuation firm, the Company finalized the testing of goodwill subject to FAS No. 142. Using conservative, but realistic assumptions to model its In-Store segment, it determined that the derived fair value of the In-Store segment was greater than the carrying value, indicating no impairment in the recorded goodwill. To determine fair value, the Company relied on a discounted cash flow analysis. For goodwill valuation purposes only, the revised fair value of this unit was allocated to the assets and liabilities of the reporting unit to arrive at an implied fair value of goodwill, based upon known facts and circumstances, as if the acquisition occurred currently.

     Intangible assets consist primarily of goodwill. FAS No. 142, "Goodwill and Other Intangible Assets", requires the Company to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. If it is determined that the fair values are less than the carrying amount of goodwill recorded on its Consolidated Balance Sheet, the Company must recognize an impairment in its financial statements (see summary of accounting principal regarding impairment of long-live assets). With the adoption of FAS No. 142, goodwill is no longer amortized. Prior to the adoption we amortized goodwill over 15 to 20 years using a straight-line method.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions. The Company had made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Under generally accepted accounting principles in effect through December 31, 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives. Effective in 2002, goodwill is no longer amortized but is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. Estimated fair value is less than values based on undiscounted operating earnings because fair value estimates include a discount factor in valuing future cash flows. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a significantly different result.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses a derivative to hedge variable interest rate exposure related to its Bank of America credit facility. To achieve hedge accounting, the criteria specified in FAS No. 133, "Accounting for Derivative Instrument and Hedging Activities" must be met. FAS No. 133 requires all derivatives, whether designated for hedging relationships or not, to be recorded on the balance sheet at fair value. The accounting for changes in the value of a derivative depends on whether the contract has been designated and qualifies for hedge accounting. The Company's derivative did not qualify for hedge accounting and any changes in fair value are recorded on the statement of operations.

                        SOURCE INTERLINK COMPANIES, INC.

  CONCENTRATIONS OF CREDIT RISK

     The Company has significant concentrations of credit risk in its Magazine Fulfillment, In-Store Services and Wood Manufacturing segments. If the Company experiences a significant reduction in business from its clients, the Company's results of operations and financial condition may be materially and adversely affected.

     During fiscal 2003, two customers accounted for 46.6% (27.7% and 18.9%) of total revenues.

     During fiscal 2002, two customers accounted for 49.0% (26.4% and 22.6%) of total revenues.

     During fiscal 2001, one customer accounted for 13.8% of total revenues.

     The Company provides for potential uncollectible accounts receivable based on customer specific information and historical collection experience.

  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The Company provides for potential uncollectible accounts receivable based on customer specific information and historical collection experience.

  SHIPPING AND HANDLING CHARGES

     Shipping and handling charges related to the distribution of magazines are included in Selling, General and Administrative expenses. These costs amounted to $14,720 and $9,797 in 2003 and 2002, respectively.

  RELOCATION EXPENSES

     The Company relocated its claims submission and fixture billing center, its Corporate Headquarters, and its magazine distribution administrative offices to its new facility in Bonita Springs, FL. The Company elected early adoption of FAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities" and accounted for the relocation in accordance with the guidance provided by FAS No. 146. FAS No. 146 requires recording costs associated with an exit or disposal activity at their fair values when a liability has been incurred. During fiscal 2003, the Company incurred $1,926 of expenses related to the relocations. These costs consist of reimbursement of moving expenses for relocating employees ($1,224), severance payments to non-relocation employees ($245) and other costs. The Company completed the relocation in April, 2003 at an additional cost of approximately $1,200. These expenses were recorded when incurred subsequent to year end.

  INCOME TAXES

     The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

  FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the other comprehensive income account in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the Consolidated Statements of Operations.

                        SOURCE INTERLINK COMPANIES, INC.

  COMPREHENSIVE INCOME

     Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's two items of comprehensive income are foreign currency translation adjustments and a net unrealized holding loss on available-for-sale securities.

  ACCOUNTING FOR STOCK-BASED COMPENSATION

     FAS No. 123, "Accounting for Stock-Based Compensation" defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. As provided in FAS No. 123, the Company elected to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. No stock based compensation was reflected in the fiscal 2003, 2002 or 2001 net income
(loss) as all options granted in those years had an exercise price equal to or greater than the market value of the underlying stock on the date of grant.

     The following is a reconciliation of net income (loss) per weighted average share had the Company adopted FAS No. 123 (table in thousands except per share amounts):


                                                          2003       2002      2001
                                                         -------   --------   -------
Net income (loss)......................................  $ 7,338   $(72,865)  $ 6,117
Stock compensation costs, net of tax...................   (2,191)    (1,788)   (1,403)
                                                         -------   --------   -------
Adjusted net income (loss).............................  $ 5,147   $(74,653)  $ 4,714
                                                         =======   ========   =======
Weighted average shares, basic.........................   18,229     17,915    17,591
Weighted average shares, diluted.......................   18,478     17,915    18,348
Basic earnings per share -- as reported................  $  0.40   $  (4.07)  $  0.35
                                                         =======   ========   =======
Diluted earnings per share -- as reported..............  $  0.40   $  (4.07)  $  0.33
                                                         =======   ========   =======
Basic earnings per share -- pro-forma..................  $  0.28   $  (4.17)  $  0.27
                                                         =======   ========   =======
Diluted earnings per share -- pro-forma................  $  0.28   $  (4.17)  $  0.26
                                                         =======   ========   =======


     The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

                                                     YEAR ENDED JANUARY 31,
                                             ---------------------------------------
                                                2003          2002          2001
                                             -----------   -----------   -----------
Dividend yield.............................           0%            0%            0%
Expected volatility........................         0.50          0.60          0.56
Risk-free interest rate....................  2.21%-4.32%   3.27%-4.78%   4.92%-6.82%

  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share," which requires the presentation of "basic" earnings per share, computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, and "diluted" earnings per share, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                        SOURCE INTERLINK COMPANIES, INC.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. FAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The Company has adopted FAS No. 146 and the pronouncement did not have a material impact on the Company's results of operations or financial position.

     In December 2002, the FASB issued FAS No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123." FAS No. 148 amends FAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As provided in FAS No. 123, the Company has elected to apply APB No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans. APB No. 25 does not require options to be expensed when granted with an exercise price equal to fair market value. The Company intends to continue to apply the provisions of APB No. 25.

     In November 2002, FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The required disclosures and a roll-forward of product warranty liabilities are effective for financial statements of interim or annual periods ending after December 15, 2002. At this time, the Company does not believe that the adoption of this interpretation will have a material effect on its financial statements.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The Company is currently evaluating the impact of FIN 46 on its financial statements, but does not expect that there will be any material impact.

                        SOURCE INTERLINK COMPANIES, INC.

2.  BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

  THE INTERLINK COMPANIES, INC.

     In a series of transactions occurring between February 21, 2001 and June 1, 2001, the Company acquired all of the stock of The Interlink Companies, Inc. ("Interlink") for cash totaling $13 million (including professional fees and net of cash acquired) and 980,025 shares of the Company's common stock, valued at the time of acquisition at $5.4 million. Interlink has various operating companies, including International Periodical Distributors, Inc. ("IPD"), a direct distributor of magazines, and Deyco, a specialty national magazine distributor.

     This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $70.9 million.

  UNAUDITED PRO FORMA RESULTS OF OPERATIONS

     Unaudited pro forma results of operations for 2002 and 2001 for the Company and Interlink, assuming the acquisition took place on February 1, 2001 and 2000, are listed below (in thousands):


                                                                       2002       2001
                                                                     --------   --------
Total Revenues             As reported............................   $238,923   $ 92,423
                           Pro forma..............................    299,545    272,441
Net Income (loss)          As reported............................    (72,865)     6,117
                           Pro forma..............................    (84,522)    (1,222)
Earnings (loss) Per Share
  Basic                    As reported............................   $  (4.07)  $   0.35
  Diluted                  As reported............................      (4.07)      0.33
  Basic                    Pro forma..............................      (4.72)     (0.07)
  Diluted                  Pro forma..............................      (4.72)     (0.07)


  INNOVATIVE METAL FIXTURES, INC.

     In May, 2002 the Company (through its Aaron Wire subsidiary) acquired all of the assets of Innovative Metal Fixtures, Inc. for $2.6 million ($2.0 million in cash and $0.6 million in a note payable to the former owner). Innovative Metal Fixtures, Inc. manufactures wire and metal fixture displays from manufacturing facilities in Vancouver, British Columbia.

     This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $2.0 million. The fair value of the assets acquired was allocated primarily to goodwill. Pro-forma results have not been shown due to the lack of significance of the acquisition.

  FOREIGN TITLE CUSTOMER LIST

     In May, 2002, the Company acquired a customer (publisher) list giving the Company the right to distribute domestically a group of foreign titles. The agreement calls for an initial payment of $2.0 million and additional contingent payments up to $3.5 million over the next three years based on the overall gross profit generated from the sale of these titles. Payments under this agreement are included in intangible assets and are being amortized over ten years. Amortization expense of $150 thousand is included in Selling, General and Administrative expenses.

                        SOURCE INTERLINK COMPANIES, INC.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following (in thousands):


                                                               2003       2002
                                                              -------   --------
Accounts Receivable.........................................  $88,322   $112,733
Allowance:
  Sales returns and other...................................   38,289     43,349
  Doubtful accounts.........................................    5,925      6,142
                                                              -------   --------
                                                               44,214     49,491
                                                              -------   --------
                                                              $44,108   $ 63,242
                                                              =======   ========


4.  INVENTORIES

     Inventories consist of the following (in thousands):

                                                               2003      2002
                                                              -------   -------
Raw materials...............................................  $ 2,413   $ 2,559
Work-in-process.............................................    1,752     1,754
Finished goods:
  Fixtures..................................................    1,174     1,790
  Magazine inventory........................................   10,573    10,820
                                                              -------   -------
                                                              $15,912   $16,923
                                                              =======   =======

     In the event of non-sale, magazine and periodical inventories are generally returnable to the publishers for full credit.

5.  PROPERTY, PLANTS AND EQUIPMENT

     Property, Plants and Equipment consist of the following (in thousands):

                                                                2003      2002
                                                               -------   -------
Land........................................................   $   911   $ 1,423
Buildings...................................................     7,222     8,584
Leasehold Improvements......................................     1,190     1,048
Machinery and Equipment.....................................     8,746     8,946
Vehicles....................................................       344       584
Furniture and Fixtures......................................     3,247     1,400
Computers...................................................     6,011     5,576
                                                               -------   -------
Total Property, Plants and Equipment........................   $27,671   $27,561
                                                               =======   =======

                        SOURCE INTERLINK COMPANIES, INC.

6.  OTHER INTANGIBLE ASSETS


     A summary of the Company's other intangible assets is as follows (in thousands):

                                                               2003      2002
                                                              -------   -------
Amortizable Intangible Assets:
  Other.....................................................  $ 2,483   $   300
  Accumulated amortization..................................     (436)     (192)
                                                              -------   -------
Intangibles, net............................................  $ 2,047   $   108
                                                              =======   =======

     Amortization expense for each of the five succeeding years is estimated to be approximately (in thousands) $200 in 2004 and $150 thereafter.

     For comparative purposes, the following schedule is a reconciliation of reported net income to adjusted net income for the three years ended January 31, 2003, adjusted to exclude goodwill amortization.


                                                            2003      2002      2001
                                                           ------   --------   ------
                                                                 (IN THOUSANDS,
                                                             EXCEPT PER SHARE DATA)
Reported Net Income......................................  $7,338   $(72,865)  $6,117
Add back: Goodwill amortization, net of tax..............      --      4,842    2,448
                                                           ------   --------   ------
Adjusted Net Income......................................  $7,338   $(68,023)  $8,565
                                                           ======   ========   ======
Reported Earnings Per Share - Basic......................  $ 0.40   $  (4.07)  $ 0.35
                                                           ======   ========   ======
Reported Earnings Per Share - Diluted....................  $ 0.40   $  (4.07)  $ 0.33
                                                           ======   ========   ======
Adjusted Earnings Per Share - Basic......................  $ 0.40   $  (3.80)  $ 0.49
                                                           ======   ========   ======
Adjusted Earnings Per Share - Diluted....................  $ 0.40   $  (3.80)  $ 0.47
                                                           ======   ========   ======


     In fiscal 2002, we recorded an asset impairment charge related to the carrying value of goodwill. The events and/or changes in circumstances that indicated that the recoverability of the carrying amount of our goodwill should be assessed are described below:

          A valuation analysis was commissioned in preparation for adopting FAS No. 142 effective February 1, 2002. The initial phases of this analysis revealed that we had experienced significant decreases in the market value of our subsidiaries, Interlink and Huck. Early adoption of FAS No. 142 was prohibited, however, it did serve to alert us that we have experienced a significant decrease in the market value of our assets.

          Our wood manufacturing segment, Huck, experienced a substantial scale back in sales to its most significant customer resulting in a net operating loss for the segment.

          The accumulation of costs to acquire Interlink were significantly in excess of the amounts originally expected. This was because the net liabilities acquired far exceeded the amount originally projected. Management does not believe that it was practicable to determine the magnitude of this excess during due diligence. The Company is seeking recourse from the sellers of Interlink.

          Interlink experienced a significant cash flow loss and has had a history of operating and cash flow losses.

     According to FAS No. 121 estimates of future cash flows shall be the best estimate based on reasonable and supportable assumptions and projections. The weight given to the evidence in support of the estimated cash flows should be commensurate with the extent of which the evidence can be verified objectively.

                        SOURCE INTERLINK COMPANIES, INC.

     Management's reasonable and supportable estimates of expected future cash flows from Interlink and Huck, weighted commensurately with the extent of which the evidence for such estimates can be verified objectively, for the purpose of complying with FAS No. 121, are less than the carrying amount of the goodwill.

     Accordingly, we reduced the carrying value of the goodwill for Interlink and Huck to fair value. Our estimate of fair value was determined by independent appraisal using customary valuation methodologies (including discounted cash flow and fundamental analysis). The valuation concluded that the fair values of these segments were less than the carrying amount of the assets associated with these segments by approximately $78.1 million.

     The following table shows, by segment, the original goodwill net of accumulated amortization, the impairment charge and the resulting goodwill at January 31, 2002 (in thousands):

                                                         ORIGINAL   IMPAIRMENT   RESULTING
SEGMENT                                                  GOODWILL     CHARGE     GOODWILL
-------                                                  --------   ----------   ---------
In-Store...............................................  $ 42,769    $    --     $  42,769
Manufacturing..........................................     9,539      9,539            --
Magazine Fulfillment...................................    68,587     68,587            --

7.   DEBT

     Debt consists of (in thousands):

                                                               2003      2002
                                                              -------   -------
Revolving Credit Facility -- Bank of America................  $26,611   $36,073
Revolving Credit Facilities -- Congress Financial
  Corporation...............................................   12,857    11,068
Industrial Revenue Bonds....................................    4,000     4,000
Notes payable to former owners of acquired company,
  currently being disputed by Company.......................    1,886     2,750
Term loan -- Congress Financial Corporation.................       --     2,778
Note payable to former owner of acquired company............      200       400
Other.......................................................      687       606
                                                              -------   -------
Total Debt..................................................   46,241    57,675
Less current maturities.....................................   29,215    42,097
                                                              -------   -------
Debt, less current maturities...............................  $17,026   $15,578
                                                              =======   =======

     On December 22, 1999, the Company entered into a credit agreement with Bank of America, N.A., which was amended on August 30, 2002 to extend the termination date to August 1, 2003 and to grant Bank of America, N.A. a first-priority perfected security interest in all real and personal property of the Company excluding the capital stock and assets of The Interlink Companies, Inc., International Periodical Distributors, Inc. and David E. Young, Inc.

     The Bank of America credit agreement enables the Company to borrow up to $46 million under a revolving credit facility. Borrowings under the credit facility bear interest at a rate equal to the 90-day LIBOR rate (1.3625% at January 31, 2003) plus 4.85% and carries a facility fee of 1/4% per annum on the difference between $25 million and the average principal amount outstanding under the loan (if less than $25 million) plus 3/8% per annum of the difference between the maximum amount of the loan and the greater of (i) $25 million or
(ii) the average principal amount outstanding under this loan. Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. There are

                        SOURCE INTERLINK COMPANIES, INC.

also limitations on capital expenditures and the Company is required to maintain certain financial ratios. The Company was not in compliance with the covenant pertaining to maintaining a minimum EBITDA or the covenant pertaining to maintaining a minimum debt to EBITDA ratio as defined by the agreement as of January 31, 2003. The Company has requested and obtained a waiver from Bank of America relating to these covenants through April 30, 2003. In addition to this waiver, the bank lowered certain financial ratio covenants for the period ended April 30, 2003, and provided two, three-month extensions that, if exercised, would extend the maturity of the agreement through February 1, 2004.

     Availability under the Bank of America facility is limited by the Company's borrowing base calculation as defined in the agreement resulted in excess availability, excluding outstanding checks, of approximately $8 million at January 31, 2003.

     The Company also requested and received two options to extend the agreement three months. The first option extends the agreement through November 1, 2003 with maximum borrowings of $40 million. The second option extends the agreement through February 1, 2004 with maximum borrowings of $35 million.

     In connection with the acquisition of Interlink, the Company assumed IPD and Deyco's secured credit facilities with Congress Financial Corporation ("Congress"). On February 22, 2001, IPD and Deyco entered into the credit facility with Congress which expires on February 21, 2005.

     The Congress agreements provide for maximum combined borrowings of $25.0 million subject to limits set by periodic borrowing base calculations. Borrowings under the revolving credit portion of the facility bear interest at a rate equal 0.25% in excess of the prime rate (4.25% as of January 31, 2003). The credit facility is secured by IPD and Deyco's accounts receivable and limited cross guarantees between the two divisions. Under the credit agreement, IPD and Deyco are required to maintain certain financial ratios. IPD and Deyco were in compliance with all such ratios at January 31, 2003. The agreements limit the subsidiaries' ability to transfer assets to or engage in transactions with affiliated companies, except for transactions that occur within the normal course of business and upon fair and reasonable terms.

     Availability under the Congress facility is limited by the Company's borrowing base calculation as defined in the agreement resulted in excess availability of approximately $2.4 million at January 31, 2003.

     In connection with the acquisition of Interlink, the Company assumed debt to the former owners of IPD. The Company is currently disputing the remaining amounts owed and has commenced legal action requesting the court to release the Company of any further obligation under these arrangements. The notes were due in fiscal 2003 and bear interest of 12%, which the Company continues to accrue pending the outcome of the pending litigation.

     On January 30, 1995, the City of Rockford, Illinois issued $4,000 of its Industrial Project Revenue Bonds, Series 1995, and the proceeds were deposited with the Amalgamated Bank of Chicago, as trustee. The proceeds of the issuance were utilized to construct our manufacturing facility in Rockford, Illinois. Bank of America ("the Bank") has issued an unsecured letter of credit for $4,100 in connection with the IRB. The bonds are secured by the trustee's indenture and the letter of credit. The bonds bear interest at a variable weekly rate (approximately 80% of the Treasury Rate) not to exceed 15% per annum. The bonds mature on January 1, 2030. Fees related to the letter of credit are .75% per annum of the outstanding bond principal plus accrued interest.

     Annual maturities of long-term debt are as follows (in thousands): 2004 -- $29,215; 2005 -- $38; 2006 -- $12,898; 2007 -- $43; 2008 -- $47; thereafter --
$4,000.

                        SOURCE INTERLINK COMPANIES, INC.

8.  EARNINGS PER SHARE

     A reconciliation of the denominators of the basic and diluted earnings per share computations are as follows (in thousands):

                                                              2003     2002     2001
                                                             ------   ------   ------
Weighted average number of common shares outstanding.......  18,229   17,915   17,591
Effect of dilutive securities:
  Stock options and warrants...............................     249       --      757
                                                             ------   ------   ------
Weighted average number of common shares outstanding -- as
  adjusted.................................................  18,478   17,915   18,348
                                                             ======   ======   ======

     Certain items were excluded from the dilution calculation for the following reasons (shares in thousands):

     At January 31, 2003, options and warrants to purchase 3,484 and 234 shares of common stock, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Company's common stock for 2003.

     At January 31, 2002, options and warrants to purchase 4,326 and 262 shares of common stock, respectively, were not included in the computation of diluted earnings per share because they were anti-dilutive due to the Company's net loss.

     At January 31, 2001, options and warrants to purchase 1,373 and 682 shares of common stock, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Company's common stock for 2001.

                        SOURCE INTERLINK COMPANIES, INC.

9.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effect on deferred taxes are as follows (in thousands):


                                                               2003       2002
                                                              -------   --------
Deferred Tax Assets
  Net operating loss carryforwards..........................  $ 6,951   $  7,391
  Allowance for doubtful accounts...........................    1,870      2,579
  Goodwill..................................................    2,409      3,292
  Other.....................................................    1,898      1,329
                                                              -------   --------
                                                               13,128     14,591
Less: Valuation allowance...................................   (8,226)   (10,335)
                                                              -------   --------
Deferred Tax Asset, Net.....................................    4,902      4,256
                                                              -------   --------
Deferred Tax Liabilities
  Book/tax difference in capital assets.....................    1,613        806
  Book/tax difference in accounts receivable................       --      1,259
  Other.....................................................       --         80
                                                              -------   --------
Total Deferred Tax Liabilities..............................    1,613      2,145
                                                              -------   --------
Net Deferred Tax Asset (Liability)..........................  $ 3,289   $  2,111
                                                              =======   ========
Classified as:
  Current asset.............................................  $ 2,342   $     46
  Long-term asset (liability)...............................      947      2,065
                                                              -------   --------
Net Deferred Tax Asset (Liability)..........................  $ 3,289   $  2,111
                                                              =======   ========


     At January 31, 2003, the Company had net operating loss ("NOL") carryforwards of approximately $20,214 expiring through 2018.

     Valuation allowances exist on assets where there is uncertainty as to their eventual utilization. Valuation allowances relate primarily to NOL's whose usage is limited by law.

     Components of earnings (loss) before income taxes are as follows:


                                                           2003      2002      2001
                                                          ------   --------   -------
United States...........................................  $6,009   $(74,305)  $ 9,233
Foreign.................................................   1,940        735       849
                                                          ------   --------   -------
                                                          $7,949   $(73,570)  $10,082
                                                          ======   ========   =======

                        SOURCE INTERLINK COMPANIES, INC.

     Provision (benefit) for federal and state income taxes in the consolidated statements of operations consist of the following components (in thousands):


                                                            2003      2002      2001
                                                           -------   -------   ------
                                                                   (RESTATED)
Current
  Federal................................................  $ 1,108   $   969   $2,875
  State..................................................      195       216      636
  Foreign................................................      485       431      239
                                                           -------   -------   ------
Total Current............................................    1,788     1,616    3,750
                                                           -------   -------   ------

Deferred
  Federal................................................   (1,028)   (1,853)     257
  State..................................................     (181)     (422)      50
  Foreign................................................       32       (46)     (92)
                                                           -------   -------   ------
Total Deferred...........................................   (1,177)   (2,321)     215
                                                           -------   -------   ------
Total Income Tax (Benefit) Expense.......................  $   611   $  (705)  $3,965
                                                           =======   =======   ======


     The following summary reconciles income taxes at the maximum federal statutory rate with the effective rates for 2002, 2001 and 2000 (in thousands):


                                                           2003       2002      2001
                                                          -------   --------   ------
                                                                  (RESTATED)
Income tax expense (benefit) at statutory rate..........  $ 2,703   $(25,014)  $3,428
Change in valuation allowance...........................   (2,109)        --       --
Non-deductible goodwill amortization....................       --      1,266      478
Non-deductible goodwill impairment......................       --     23,325       --
Non-taxable life insurance proceeds.....................       --       (714)      --
State income tax expense (benefit), net of federal
  income tax benefit....................................      403       (207)     444
Difference in foreign tax rates.........................     (142)       134     (142)
Other, net..............................................     (244)       505     (243)
                                                          -------   --------   ------
Income Tax (Benefit) Expense............................  $   611   $   (705)  $3,965
                                                          =======   ========   ======


10. RELATED PARTY TRANSACTIONS

     The Company paid Armstrong Teasdale LLP approximately $531, $800 and $510 for the years ended January 31, 2003, 2002 and 2001, respectively for legal services. Mr. Kenneth Teasdale is Chairman of Armstrong Teasdale LLP and has served as a director on the Company's Board of Directors since March 2000.

11.  COMMITMENTS

  LEASES

     The Company leases office and manufacturing space, an apartment, computer equipment, and vehicles under leases that expire over the next five years. Management expects that in the normal course of business, leases will be renewed or replaced with other leases.

                        SOURCE INTERLINK COMPANIES, INC.

     Rent expense was approximately (in thousands) $4,870, $3,553 and $1,785 for the years ended January 31, 2003, 2002 and 2001, respectively.

     Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at January 31, 2003 (in thousands):

                                                              LEASES
                                                              -------
Year Ending January 31,
  2004......................................................  $ 4,890
  2005......................................................    4,438
  2006......................................................    3,212
  2007......................................................    2,677
  2008......................................................    2,649
  Thereafter................................................   15,152
                                                              -------
                                                              $33,018
                                                              =======

12.  LITIGATION AND CONTINGENCIES

  LITIGATION

     The Company has pending certain legal actions and claims incurred in the normal course of business and is actively pursuing the defense thereof. In the opinion of management, these actions and claims are either without merit or are covered by insurance and will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

13.  WARRANTS

     The following table summarizes information about the warrants for common stock outstanding at January 31, 2003:

                                              NUMBER
EXERCISE PRICE                              OUTSTANDING   DATE EXERCISABLE   DATE OF EXPIRATION
--------------                              -----------   ----------------   ------------------
5.39......................................      8,000     May 23, 2002         April 30, 2007
8.40......................................    200,000     June 15, 1998         June 15, 2003
14.00.....................................     25,644     May 23, 2002        August 31, 2005

14.  EMPLOYEE BENEFIT PLANS

  PROFIT SHARING AND 401(K) PLAN

     The Company has a combined profit sharing and 401(k) Plan. Annual contributions to the profit sharing portion of the Plan are determined by the Board of Directors and may not exceed the amount that may be deducted for federal income tax purposes. There were no profit sharing contributions charged against operations for the years ended January 31, 2003, 2002, and 2001.

     Under the 401(k) portion of the Plan, all eligible employees may elect to contribute 2% to 20% of their compensation up to the maximum allowed under the Internal Revenue Code. The Company matches one half of an employee's contribution, not to exceed 5% of the employee's salary. The amounts matched by the Company during the years ended January 31, 2003, 2002, and 2001 pursuant to this Plan were approximately (in thousands) $343, $413, and $283, respectively.

                        SOURCE INTERLINK COMPANIES, INC.

  STOCK AWARD PLAN

     In September 1996, the Company adopted its Stock Award Plan for all employees and reserved 41,322 shares of Common Stock for such plan. Under the plan, the Stock Award Committee, appointed by the Board of Directors of the Company, shall determine the employees to whom awards shall be granted. No awards were granted during the years ended January 31, 2003, 2002, or 2001.

  DEFERRED COMPENSATION PLAN

     During fiscal year 1997, the Company established an unfunded deferred compensation plan for certain officers, who elect to defer a percentage of their current compensation. The Company does not make contributions to the plan and is responsible only for the administrative costs associated with the plan. Benefits are payable to the participating officers upon their death or termination of employment. From the deferred funds, the Company has purchased certain life insurance policies. However, the proceeds and surrender value of these policies are not restricted to pay deferred compensation benefits when they are due.

  UNION PLAN

     At January 31, 2003, approximately 240 of the Company's 1,300 employees were members of a collective bargaining unit. The Company is party to two collective bargaining agreements, which expire on December 31, 2005 and September 30, 2004.

     Company contributions to the Union funds charged to operations were approximately $430, $440 and $440 for the years ended January 31, 2003, 2002, and 2001, respectively.

  STOCK OPTION PLANS

     Under the Company's stock option plans, options to acquire shares of Common Stock have been made available for grant to certain employees and non-employee directors. Each option granted has an exercise price of not less than 100% of the market value of the Common Stock on the date of grant. The contractual life of each option is generally 10 years. The vesting of the grants varies according to the individual options granted.

                                                                                 WEIGHTED
                                                                                 AVERAGE
                                                   NUMBER OF      RANGE OF       EXERCISE
                                                    OPTIONS    EXERCISE PRICES    PRICE
                                                   ---------   ---------------   --------
Options outstanding at January 31, 2000..........  2,963,795   $1.66 - $21.60     $10.95
Options granted..................................    757,000    3.69 -  18.31       8.28
Options forfeited or expired.....................    544,782    2.42 -  16.63      11.55
Options exercised................................    109,965    2.42 -  16.63       7.83
                                                   ---------   --------------     ------
Options outstanding at January 31, 2001..........  3,066,048    1.66 -  21.60      10.29
Options granted..................................  2,349,416    3.92 -   6.31       5.11
Options forfeited or expired.....................  1,032,701    4.00 -  16.63      10.77
Options exercised................................     56,364    2.42 -   2.66       2.63
                                                   ---------   --------------     ------
Options outstanding at January 31, 2002..........  4,326,399    1.66 -  21.60       7.46
Options granted..................................    926,750    4.27 -   6.00       4.83
Options forfeited or expired.....................    545,633    1.66 -  16.63       6.26
Options exercised................................     16,599    2.42 -   5.00       4.63
                                                   ---------   --------------     ------
Options outstanding at January 31, 2003..........  4,690,917    2.42 -  21.60       7.07
                                                   =========   ==============     ======

                        SOURCE INTERLINK COMPANIES, INC.

     The following table summarizes information about the stock options outstanding at January 31, 2003:

                                                 OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                                             ---------------------------   -------------------
                                                             REMAINING
                                               NUMBER       CONTRACTUAL          NUMBERS
EXERCISE PRICE                               OUTSTANDING   LIFE (MONTHS)       EXERCISABLE
--------------                               -----------   -------------   -------------------
$ 2.42 - $ 5.00............................   2,147,128    53 - 112             1,552,179
  5.01 -   7.50............................   1,042,955    36 - 118               833,288
  7.51 -  10.00............................     629,667    70 -  90               593,667
 10.01 -  15.00............................     552,667    71 -  88               527,467
 15.01 -  21.60............................     318,500    78 -  86               309,420
                                              ---------                         ---------
                                              4,690,917                         3,816,021
                                              =========                         =========

     Options exercisable at January 31, 2003 totaled 3,816,021 with a weighted average exercise price of $7.58.

     Options exercisable at January 31, 2002 totaled 2,548,042 with a weighted average exercise price of $8.56.

     Options exercisable at January 31, 2001 totaled 1,540,008 with a weighted average exercise price of $10.17.

     The weighted average fair value of each option granted during the year was $1.80, $2.23, and $3.47 (at grant date) in 2003, 2002, and 2001, respectively.

     The options above were issued at exercise prices which were equal to or exceeded quoted market price at the date of grant.

     At January 31, 2003, 603,430 shares were available for grant under the plans.

15.  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental information on the approximate amount of interest and income taxes paid is as follows (in thousands):

                                                              YEAR ENDED JANUARY 31,
                                                             ------------------------
                                                              2003     2002     2001
                                                             ------   ------   ------
Interest...................................................  $3,545   $3,590   $2,241
Income Taxes...............................................   2,609    2,565    7,433

     Significant non-cash activities were as follows:

     In connection with the Interlink acquisition in May 2001, the Company issued 980,025 shares of Common Stock.

     During 2003, the company retired 1,126,120 shares of common stock held in treasury which were recorded at a cost of $6,383.

     As part of the relocation of our North Carolina claim submission and fixture billing center to Bonita Springs, Florida, the assets related to the land and building located in North Carolina totaling $1,841 was placed on the market for sale. As a result, the related assets were removed from our capital asset accounts and are recorded in other long-term assets.

                        SOURCE INTERLINK COMPANIES, INC.

     In conjunction with business acquisitions, the Company used cash as follows (in thousands):

                                                              YEAR ENDED JANUARY 31,
                                                              -----------------------
                                                               2003     2002     2001
                                                              ------   -------   ----
Fair value of assets acquired, excluding cash...............  $3,015   $77,435    $--
Less: Liabilities assumed and created upon acquisition......     397    58,309    --
Less: Note payable issued...................................     604
Less: Stock issued..........................................      --     5,449    --
                                                              ------   -------    --
Net Cash Paid...............................................  $2,014   $13,677    $--
                                                              ======   =======    ==

16.  DERIVATIVE FINANCIAL INSTRUMENTS

     In order to manage its exposure to interest rate risk, in February 2001 the Company entered into an interest rate swap agreement with a notional amount of $15.0 million that expires in January 2004. The swap converts the floating rate return on certain of the Company's credit facilities to a fixed interest rate. As of January 31, 2003, the fair value of the derivative was a liability of approximately $670 thousand, which is recorded in accounts payable and accrued expenses.

17.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair values of each class of financial instruments for which it is practicable to estimate that value:


  TRADE RECEIVABLES, CLAIMS PURCHASED UNDER ADVANCE PAY PROGRAM AND INCOME TAXES RECEIVABLE


     The carrying amounts approximate fair value because of the short maturity of those instruments.

  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Carrying amounts are reasonable estimates of fair value due to the relatively short period between origination and expected repayment of these instruments.

  LONG-TERM DEBT AND REVOLVING CREDIT FACILITY

     It is presumed that the carrying amounts of the revolving credit facilities are a reasonable estimate of fair value because the financial instruments primarily bear variable interest rates.

     Rates estimated to be currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing long-term debt.

                        SOURCE INTERLINK COMPANIES, INC.

     The estimated fair values of the Company's financial instruments are as follows (in thousands):


                                                               JANUARY 31, 2003
                                                              ------------------
                                                              CARRYING    FAIR
                                                               VALUE      VALUE
                                                              --------   -------
                                                                  (RESTATED)
Financial Assets
  Trade receivables.........................................  $44,108    $44,108
  Claims purchased under advance pay program................    7,761      7,761
  Income taxes receivable...................................    6,883      6,883
Financial Liabilities
  Accounts payable and accrued expenses.....................   50,119     50,119
  Long-term debt............................................   46,241     43,263



                                                               JANUARY 31, 2002
                                                              ------------------
                                                              CARRYING    FAIR
                                                               VALUE      VALUE
                                                              --------   -------
                                                                  (RESTATED)
Financial Assets
  Trade receivables.........................................  $63,242    $63,242
  Claims purchased under advance pay program................    3,368      3,368
  Income taxes receivable...................................    6,085      6,085
Financial Liabilities
  Accounts payable and accrued expenses.....................   60,362     60,362
  Long-term debt............................................   57,675     57,613


18.  SEGMENT FINANCIAL REPORTING

     The Company's segment reporting is based on the reporting of senior management to the Chief Executive Officer. This reporting combines the Company's business units in a logical way that identifies business concentrations and synergies. Presentation has been modified from the prior year from pre-tax income to operating income to conform to how financial results are presented to the Chief Executive Officer.

     The reportable segments of the Company are Magazine Fulfillment, In-Store Services, and Wood Manufacturing.

     The Magazine Fulfillment segment derives revenues from (1) selling and distributing magazines to major book chains, independent retailers and secondary wholesalers throughout North America, (2) serving as secondary national distributor, (3) providing return processing services for major book chains and
(4) providing fulfillment services or other wholesalers.

     The In-Store Services segment derives revenues from (1) providing information and management services relating to retail magazine sales to U.S. and Canadian retailers and magazine publishers, (2) providing claim filing services related to rebates owed retailers from publishers or their designated agent, (3) designing, manufacturing, and invoicing participants in front-end fixture programs, and (4) shipping, installation and removal of front-end fixtures.

     The Wood Manufacturing segment derives revenues from designing, manufacturing and installing high-end wood store fixtures.

     The accounting policies of the segments are materially the same as those described in the Summary of Accounting Policies. The In-Store Services segment "Selling, general & administrative expenses" includes the

                        SOURCE INTERLINK COMPANIES, INC.

majority of corporate overhead and the related corporate assets and expenditures. Segment results follow (in thousands):


                                                              (RESTATED)
                                                      YEAR ENDED JANUARY 31, 2003
                                         -----------------------------------------------------
                                          MAGAZINE     IN-STORE       WOOD
                                         FULFILLMENT   SERVICES   MANUFACTURING   CONSOLIDATED
                                         -----------   --------   -------------   ------------
Revenue................................   $211,663     $ 61,754      $17,477        $290,894
Cost of revenue........................    164,702       35,391       16,390         216,483
                                          --------     --------      -------        --------
Gross profit...........................     46,961       26,363        1,087          74,411
Selling, general & administrative......     39,515       19,971        1,799          61,285
Relocation expense.....................         85        1,841           --           1,926
                                          --------     --------      -------        --------
Operating income (loss)................   $  7,361     $  4,551      $  (712)       $ 11,200
                                          ========     ========      =======        ========
Total Assets...........................   $ 32,862     $108,982      $15,395        $157,239
                                          ========     ========      =======        ========



                                                              (RESTATED)
                                                      YEAR ENDED JANUARY 31, 2002
                                         -----------------------------------------------------
                                          MAGAZINE     IN-STORE       WOOD
                                         FULFILLMENT   SERVICES   MANUFACTURING   CONSOLIDATED
                                         -----------   --------   -------------   ------------
Revenue................................   $155,804     $ 65,148      $$17,971       $238,923
Cost of revenue........................    126,216       33,978       16,163         176,357
                                          --------     --------      -------        --------
Gross profit...........................     29,588       31,170        1,808          62,566
Selling, general & administrative......     26,352       18,848        1,709          46,909
Amortization of goodwill...............      2,359        2,723          342           5,424
Asset impairment charge................     68,587                     9,539          78,126
                                          --------     --------      -------        --------
Operating income (loss)................   $(67,710)    $  9,599      $(9,782)       $(67,893)
                                          ========     ========      =======        ========
Total Assets...........................   $ 36,961     $110,043      $$17,426       $164,430
                                          ========     ========      =======        ========



                                                              (RESTATED)
                                                      YEAR ENDED JANUARY 31, 2001
                                         -----------------------------------------------------
                                          MAGAZINE     IN-STORE       WOOD
                                         FULFILLMENT   SERVICES   MANUFACTURING   CONSOLIDATED
                                         -----------   --------   -------------   ------------
Revenue................................     $  --      $ 67,914      $24,509        $ 92,423
Cost of revenue........................        --        34,872       18,920          53,792
                                            -----      --------      -------        --------
Gross profit...........................        --        33,042        5,589          38,631
Selling, general & administrative......        --        21,808        1,471          23,279
Amortization of goodwill...............        --         2,677          317           2,994
                                            -----      --------      -------        --------
Operating income (loss)................     $  --      $  8,557      $ 3,801        $ 12,358
                                            =====      ========      =======        ========
Total Assets...........................     $  --      $129,835      $28,613        $158,448
                                            =====      ========      =======        ========


     The Company derives essentially all its revenues inside the United States. Revenues from operations outside the United States were not significant in 2003, 2002 or 2001.

                        SOURCE INTERLINK COMPANIES, INC.

19.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial data for 2003 and 2002 is as follows (table in thousands, except per share amounts):


                                                                        (RESTATED)
                                                          Q1        Q2          Q3           Q4
                                                       --------   -------   ----------   ----------
                                                       APRIL 30   JULY 31   OCTOBER 31   JANUARY 31
                                                       --------   -------   ----------   ----------
2003
Revenue..............................................  $67,066    $73,955    $81,214      $ 68,659
Gross profit.........................................   18,902     17,809     20,384        17,317
Net income...........................................    1,727      1,108      2,903         1,600

Earnings per share -- diluted........................     0.09       0.06       0.16          0.09
Earnings per share -- basic..........................     0.09       0.06       0.16          0.09

2002
Revenue..............................................  $18,257    $57,347    $81,933      $ 81,386
Gross profit.........................................    6,938     16,299     22,510        16,819
Net income (loss)....................................    2,525      1,176      2,551       (79,117)

Earnings per share -- diluted........................     0.15       0.07       0.14         (4.29)
Earnings per share -- basic..........................     0.15       0.07       0.14         (4.29)


     During the fourth quarter, the Company reclassified certain shipping costs previously reported in Cost of revenues to Selling, general and administrative expenses, which increased reported gross profit. The reclassified amounts were as follows: $3,675, $3,318 and $4,118 for the periods ended April 30, 2002, July 31, 2002 and October 31, 2002, respectively. This reclassification adjustment also impacted the previously reported results from fiscal year 2002 as follows:
$--, $2,542 and $3,880 for the periods ended April 30, 2001, July 31, 2001 and October 31, 2001, respectively.

     Quarterly financial data for the fourth quarter of 2002 includes a goodwill impairment charge of $78,126.

                        SOURCE INTERLINK COMPANIES, INC.

     Reconciliation of selected quarterly financial data.



                                                           AS ORIGINALLY                       AS
                                                             REPORTED      ADJUSTMENTS(1)   RESTATED
                                                           -------------   --------------   --------
QUARTER ENDED APRIL 30, 2002
Revenue..................................................     $66,755          $  311       $67,066
Gross Profit.............................................      18,684             218        18,902
Net income (loss)........................................       1,598             129         1,727
Earnings per share -- basic..............................        0.09              --          0.09
Earnings per share -- diluted............................        0.09              --          0.09
QUARTER ENDED JULY 31, 2002
Revenue..................................................     $73,854          $  101       $73,955
Gross Profit.............................................      17,738              71        17,809
Net income (loss)........................................       1,065              43         1,108
Earnings per share -- basic..............................        0.06              --          0.06
Earnings per share -- diluted............................        0.06              --          0.06
QUARTER ENDED OCTOBER 31, 2002
Revenue..................................................     $80,942          $  272       $81,214
Gross Profit.............................................      20,194             190        20,384
Net income (loss)........................................       2,789             114         2,903
Earnings per share -- basic..............................        0.15            0.01          0.16
Earnings per share -- diluted............................        0.15            0.01          0.16
QUARTER ENDED JANUARY 31, 2003
Revenue..................................................     $68,885          $ (226)      $68,659
Gross Profit.............................................      17,476            (159)       17,317
Net income (loss)........................................       1,694             (94)        1,600
Earnings per share -- basic..............................        0.09              --          0.09
Earnings per share -- diluted............................        0.09              --          0.09
QUARTER ENDED JANUARY 31, 2002
Revenue..................................................     $80,165          $1,221       $81,386
Gross Profit.............................................      15,964             855        16,819
Net income (loss)........................................     (79,630)            513       (79,117)
Earnings per share -- basic..............................       (4.37)           0.08         (4.29)
Earnings per share -- diluted............................       (4.37)           0.08         (4.29)


---------------


(1) During 2004, the Company restated historical financial statements to revise the recognition of revenue for its rebate claim filing. See note 20. The change had no impact on the first, second and third fiscal quarters of fiscal 2002.

                        SOURCE INTERLINK COMPANIES, INC.

20.  RESTATEMENT



     During 2004, the Company restated its historical financial statements to revise the accounting treatment for revenue recognition related to its rebate claim filing. During a detailed review of the accounting treatment of its claiming revenue recognition policies, the Company determined that certain revisions to the accounting treatment of its revenue recognition for rebate claim filing were appropriate. Previously, revenues from the filing of rebate claims with publishers on behalf of retailers were recognized at the time the claim was filed. The revenue recognized was previously based on the amount claimed multiplied by the commission rate. The actual amount payable to the Company for rebate claiming services is based on a percentage of the claim paid by the publisher. Based on guidance in SEC Staff Accounting Bulletin 104, management believes it is considered more appropriate for the Company to recognize revenue upon collection (rather than filing) of the claim. The Company has also restated its statement of cash flows to include the purchases and collections under our advance pay program as an investing activities. The accompanying financial statements and notes reflect the restated amounts. The following tables detail the effects of the restatement (in thousands, except per share data):



                                                        FOR THE YEAR ENDED,
                               ---------------------------------------------------------------------
                                 JANUARY 31, 2003        JANUARY 31, 2002        JANUARY 31, 2001
                               ---------------------   ---------------------   ---------------------
                                   AS                      AS                      AS
                               PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS
                                REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                               ----------   --------   ----------   --------   ----------   --------
Income Statement Data:
Net sales....................   $290,436    $290,894    $237,702    $238,923     91,748      92,423
Gross profit.................     74,091      74,411      61,711      62,566     38,159      38,631
Net income...................      7,146       7,338     (73,378)    (72,865)     5,834       6,117
Basic net income per share...       0.39        0.40       (4.10)      (4.07)      0.33        0.35
Diluted net income per
  share......................       0.39        0.40       (4.10)      (4.07)      0.32        0.33
Cash Flow Data:
Operating cash flow..........     16,241      20,634      14,396      (1,602)     8,718       7,295
Investing cash flow..........     (8,443)    (12,836)    (13,728)      2,270     (8,839)     (7,416)



                                                                     AT
                                                ---------------------------------------------
                                                  JANUARY 31, 2003        JANUARY 31, 2002
                                                ---------------------   ---------------------
                                                    AS                      AS
                                                PREVIOUSLY      AS      PREVIOUSLY      AS
                                                 REPORTED    RESTATED    REPORTED    RESTATED
                                                ----------   --------   ----------   --------
Balance Sheet Data:
Current assets................................    83,756      84,627      95,510      95,556
Total assets..................................   156,368     157,239     164,384     164,430
Current liabilities...........................    85,969      88,146     103,436     104,980
Total liabilities.............................   104,143     106,320     119,343     120,887
Shareholders' equity..........................    52,225      50,919      45,041      43,543

                        SOURCE INTERLINK COMPANIES, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                     (RESTATED)
                                                              -------------------------
                                                              OCTOBER 31,   JANUARY 31,
                                                                 2003          2003
                                                              -----------   -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                                  EXCEPT PAR VALUE)
                                        ASSETS
CURRENT
  Cash......................................................   $  4,977      $  5,570
  Accounts receivables (Note 2).............................     67,063        44,108
  Claims purchased under advance pay program................      2,443         7,761
  Inventories (Note 2)......................................     15,844        15,912
  Income taxes receivable...................................      2,448         6,883
  Deferred tax asset........................................      4,158         2,342
  Other current assets......................................      4,951         2,051
                                                               --------      --------
TOTAL CURRENT ASSETS........................................    101,884        84,627
                                                               --------      --------
Property, Plants and Equipment..............................     28,775        27,671
Less accumulated depreciation and amortization..............     (9,808)       (7,532)
                                                               --------      --------
NET PROPERTY, PLANTS AND EQUIPMENT..........................     18,967        20,139
                                                               --------      --------
OTHER ASSETS
  Goodwill..................................................     45,352        44,750
  Other intangibles, net....................................      5,478         2,047
  Deferred tax asset........................................      1,214           947
  Other.....................................................      8,688         4,729
                                                               --------      --------
TOTAL OTHER ASSETS..........................................     60,732        52,473
                                                               --------      --------
                                                               $181,583      $157,239
                                                               ========      ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
  Checks issued against future advances on revolving credit
     facility...............................................   $  1,083      $  6,611
  Accounts payable and accrued expenses, net of allowance
     for returns of $55,944 and $31,543 at October 31 and
     January 31, 2003 respectively..........................     61,941        50,119
  Current maturities of debt (Note 3).......................      4,301        29,215
  Deferred revenue..........................................      1,832         2,177
  Other current liabilities.................................         24            24
                                                               --------      --------
TOTAL CURRENT LIABILITIES...................................     69,181        88,146
Debt, less current maturities (Note 3)......................     48,806        17,026
Other long-term liabilities.................................        587         1,148
                                                               --------      --------
TOTAL LIABILITIES...........................................    118,574       106,320
                                                               --------      --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Contributed Capital:
  Preferred Stock, $.01 par (2,000 shares authorized; none
     issued)................................................         --            --
  Common Stock, $.01 par (40,000 shares authorized; 18,781
     and 18,363 shares issued at October 31, 2003 and
     January 31, 2003, respectively)........................        188           184
  Additional paid-in-capital................................    100,467        97,338
                                                               --------      --------
  Total contributed capital.................................    100,655        97,522
Accumulated deficit.........................................    (38,110)      (45,826)
Accumulated other comprehensive income (loss):
  Foreign currency translation..............................      1,031          (210)
                                                               --------      --------
                                                                 63,576        51,486
Less: Treasury Stock (100 shares at cost)...................       (567)         (567)
                                                               --------      --------
TOTAL STOCKHOLDERS' EQUITY..................................     63,009        50,919
                                                               --------      --------
                                                               $181,583      $157,239
                                                               ========      ========


          See accompanying notes to Consolidated Financial Statements

                        SOURCE INTERLINK COMPANIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME


                                                           (RESTATED)            (RESTATED)
                                                       THREE MONTHS ENDED     NINE MONTHS ENDED
                                                           OCTOBER 31,           OCTOBER 31,
                                                       -------------------   -------------------
                                                         2003       2002       2003       2002
                                                       --------   --------   --------   --------
                                                                      (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................................  $92,229    $81,214    $258,687   $222,234
Costs of revenues....................................   67,291     60,830     189,986    165,140
                                                       -------    -------    --------   --------
Gross profit.........................................   24,938     20,384      68,701     57,094
Selling, general and administrative expenses.........   13,028     11,041      39,763     32,985
Fulfillment freight..................................    4,516      4,119      12,995     11,112
Relocation expenses..................................       --        614       1,730      1,605
                                                       -------    -------    --------   --------
Operating income.....................................    7,394      4,610      14,213     11,392
                                                       -------    -------    --------   --------
Other income (expense)
  Interest expense, net..............................     (803)    (1,028)     (2,770)    (2,581)
  Other..............................................     (800)       515        (612)       284
                                                       -------    -------    --------   --------
Total other income (expense).........................   (1,603)      (513)     (3,382)    (2,297)
                                                       -------    -------    --------   --------
Income before income taxes...........................    5,791      4,097      10,831      9,095
Income tax expense...................................    1,695      1,194       3,115      3,356
                                                       -------    -------    --------   --------
Net income...........................................  $ 4,096    $ 2,903    $  7,716   $  5,739
                                                       =======    =======    ========   ========
Earnings per share -- basic..........................  $  0.22    $  0.16    $   0.42   $   0.32
Earnings per share -- diluted........................  $  0.20    $  0.16    $   0.40   $   0.31
Weighted average of shares outstanding -- basic (Note
  5).................................................   18,544     18,212      18,378     18,220
Weighted average of shares outstanding -- diluted
  (Note 5)...........................................   20,285     18,672      19,487     18,497


          See accompanying notes to Consolidated Financial Statements

                        SOURCE INTERLINK COMPANIES, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                        (RESTATED)
                               --------------------------------------------------------------------------------------------
                                                                                OTHER
                                COMMON STOCK     ADDITIONAL                 COMPREHENSIVE   TREASURY STOCK        TOTAL
                               ---------------    PAID-IN     ACCUMULATED      INCOME       ---------------   STOCKHOLDERS'
                               SHARES   AMOUNT    CAPITAL       DEFICIT        (LOSS)       SHARES   AMOUNT      EQUITY
                               ------   ------   ----------   -----------   -------------   ------   ------   -------------
                                                                       (UNAUDITED)
                                                                      (IN THOUSANDS)
Balance, January 31, 2003....  18,363    $184     $ 97,338     $(45,826)       $ (210)        100    $(567)      $50,919
Net income...................                                     7,716                                            7,716
Foreign currency
  translation................                                                   1,241                              1,241
                                                                                                                 -------
Comprehensive income.........                                                                                      8,957
                                                                                                                 -------
Exercise of stock options....    418        4        1,865                                                         1,869
Original issuance discount on
  Note Payable...............                          936                                                           936
Other........................                          328                                                           328
                               ------    ----     --------     --------        ------        ----    -----       -------
Balance, October 31, 2003....  18,781    $188     $100,467     $(38,110)       $1,031         100    $(567)      $63,009
                               ======    ====     ========     ========        ======        ====    =====       =======


          See accompanying notes to Consolidated Financial Statements

                        SOURCE INTERLINK COMPANIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  (RESTATED)
                                                              ------------------
                                                              NINE MONTHS ENDED
                                                                 OCTOBER 31,
                                                              -----------------
                                                                2003      2002
                                                              --------   -------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income................................................  $  7,716   $ 5,739
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     3,046     2,230
     Provision for losses on accounts receivable............     1,588       589
     Deferred income taxes..................................    (2,084)     (467)
     Deferred revenue.......................................       345       479
     Other..................................................     1,034      (216)
     Changes in assets and liabilities (excluding business
      acquisitions):
       (Increase) decrease in accounts receivable...........   (25,232)    8,423
       Decrease in inventories..............................        67       269
       Decrease in other assets.............................       178     2,101
       Increase (decrease) in accounts payable and accrued
        expenses............................................    11,261    (6,395)
                                                              --------   -------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.............    (2,081)   12,752
                                                              --------   -------
INVESTMENT ACTIVITIES
  Capital expenditures......................................    (1,434)   (3,809)
  Purchase of claims under advance pay program..............   (51,347)  (57,269)
  Collection on claims under advance pay program............    56,665    57,827
  Payments under magazine export agreement..................    (1,400)       --
  Acquisition of Innovative Metal Fixtures, Inc.............        --    (2,014)
  Payments under magazine import agreement..................    (1,000)   (2,000)
                                                              --------   -------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.............     1,484    (7,265)
                                                              --------   -------
FINANCING ACTIVITIES
  Increase in checks issued against revolving credit
     facilities.............................................    (5,528)       --
  Borrowings under credit facilities........................   (15,667)    3,268
  Proceeds from the issuance of notes payable...............    20,000        --
  Payments of notes payable.................................      (670)   (3,756)
  Issuance of common stock upon the exercise of stock
     options................................................     1,869        --
  Other.....................................................        --      (405)
                                                              --------   -------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.............         4      (893)
                                                              --------   -------
(DECREASE) INCREASE IN CASH.................................      (593)    4,594
CASH, beginning of period...................................     5,570     2,943
                                                              --------   -------
CASH, end of period.........................................  $  4,977   $ 7,537
                                                              ========   =======


          See accompanying notes to Consolidated Financial Statements

                        SOURCE INTERLINK COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The consolidated financial statements as of October 31, 2003 and 2002, include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows at October 31, 2003 and for all periods presented.


     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-K/A for the year ended January 31, 2003. The results of operations for the nine month period ended October 31, 2003 are not necessarily indicative of the operating results to be expected for the full year.


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  BALANCE SHEET ACCOUNTS

     Accounts receivable consist of the following (in thousands):


                                                                     (RESTATED)
                                                              -------------------------
                                                              OCTOBER 31,   JANUARY 31,
                                                                 2003          2003
                                                              -----------   -----------
Accounts Receivable.........................................   $129,896       $88,322
Allowance:
  Sales returns and other...................................     58,213        38,289
  Doubtful accounts.........................................      4,620         5,925
                                                               --------       -------
                                                                 62,833        44,214
                                                               --------       -------
                                                               $ 67,063       $44,108
                                                               ========       =======


     Inventories consist of the following (in thousands):


                                                              OCTOBER 31,   JANUARY 31,
                                                                 2003          2003
                                                              -----------   -----------
Raw materials...............................................    $ 1,713       $ 2,413
Work-in-process.............................................      1,596         1,752
Finished goods:
  Fixtures..................................................      1,603         1,174
  Magazine..................................................     10,932        10,573
                                                                -------       -------
                                                                $15,844       $15,912
                                                                =======       =======


     The Company receives full-credit from the publisher for all undistributed and returned magazines.

                        SOURCE INTERLINK COMPANIES, INC.

3.  DEBT

     Debt consists of (in thousands):

                                                              OCTOBER 31,   JANUARY 31,
                                                                 2003          2003
                                                              -----------   -----------
Revolving Credit Facility -- Wells Fargo Foothill...........    $23,802       $    --
Term Note Payable -- Hilco Capital..........................     14,064            --
Term Note Payable -- Wells Fargo Foothill...................      5,000            --
Revolving Credit Facility -- Bank of America................         --        26,611
Revolving Credit Facilities -- Congress Financial
  Corporation...............................................         --        12,857
Guaranteed payments under magazine export agreement (Note
  4)........................................................      4,200            --
Industrial Revenue Bonds....................................      4,000         4,000
Notes payable to former owners of acquired company,
  currently being disputed by Company.......................      1,827         1,886
Note payable to former owner of acquired company............         --           200
Other.......................................................        214           687
                                                                -------       -------
Total Debt..................................................     53,107        46,241
Less current maturities.....................................      4,301        29,215
                                                                -------       -------
Debt, less current maturities...............................    $48,806       $17,026
                                                                =======       =======

  WELLS FARGO FOOTHILL CREDIT FACILITY

     On October 30, 2003, the Company entered into a credit agreement with Wells Fargo Foothill. The credit agreement enables the Company to borrow up to $45.0 million under a revolving credit facility and provides a $5.0 million note payable. The credit facility together with the Hilco Capital term note payable was utilized to repay the Company's former credit facilities with Congress Financial and Bank of America. The credit agreement expires on October 30, 2006.

     Borrowings under the revolving credit facility bear interest at a rate equal to the prime rate (4.0% at October 31, 2003) plus a margin up to 0.5% (the applicable margin was 0.25% at October 31, 2003) based on an availability calculation and carries a facility fee of 1/4% per annum on the difference between $45 million and the average principal amount outstanding under the facility including advances under the revolving credit facility and letter of credits.

     Availability under the facility is limited by the Company's borrowing base calculation, as defined in the agreement. The calculation resulted in excess availability of $16.3 million at October 31, 2003.

     The term note payable bears interest at a rate equal to the prime rate (4.0% at October 31, 2003) plus 2.5%. The note is payable in equal principal installments of $83 per month plus current interest.

     Under the credit agreement, the Company is prohibited from declaring dividends or making other distributions on capital stock or payments in connection with the purchase, redemption, retirement or acquisition of capital stock. There are also limitations on capital expenditures and the Company is required to maintain certain financial ratios. The Company was in compliance with these ratios at October 31, 2003.

  HILCO CAPITAL NOTE PAYABLE

     On October 30, 2003, the Company entered into a credit agreement with Hilco Capital. The note bears a value at maturity of $15.0 million. The loan has been recorded net of the original issuance discount. Upon the

                        SOURCE INTERLINK COMPANIES, INC.

closing of the agreement, Hilco received a five year warrant to purchase up to 400,000 shares of the Company's common stock at $8.04 per share. The warrants were valued at $936 using a Black Scholes option pricing model. The value of these warrants was recorded as an original issuance discount to the term loan and will be amortized over the term of the loan using the effective interest method.

     The note payable bears current interest at a rate equal to the greater of the prime rate (4.0% at October 31, 2003) plus 7.75% or 12% and deferred interest of 2% due at the termination of the agreement.

     Under the note payable, the Company is prohibited from declaring dividends or making other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. There are also limitations on capital expenditures and the Company is required to maintain certain financial ratios. The Company was in compliance with these ratios at October 31, 2003.

     All fees and expenses associated with the Company's refinancing have been recorded as deferred financing costs and will be amortized over the three year term of the credit agreements.

     The aggregate amount of debt maturing in each of the next five fiscal years, or remaining portion thereof, is as follows (in thousands):

2004........................................................  $ 2,390
2005........................................................    2,437
2006........................................................   43,139
2007........................................................    1,093
2008........................................................       47

4.  BUSINESS COMBINATIONS

  INNOVATIVE METAL FIXTURES, INC.

     In May, 2002, the Company, through its Source Interlink Canada, Inc. (f/k/a Aaron Wire and Metal Products, Ltd.) subsidiary, acquired all of the assets of Innovative Metal Fixtures, Inc. for $2.6 million ($2.0 million in cash and $0.6 million in a note payable to the former owner). Innovative Metal Fixtures, Inc. manufactures wire and metal fixture displays from manufacturing facilities in Vancouver, British Columbia.

     This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $2.0 million. The fair value of the assets acquired was allocated primarily to goodwill. Pro-forma results have not been shown due to the insignificance of the acquisition.

 MAGAZINE IMPORT AGREEMENT

     In May, 2002, the Company entered into an agreement giving the Company the right to distribute domestically a group of foreign magazine titles. The agreement calls for an initial payment of $2.0 million and additional contingent payments up to $3.5 million spread over the next three years based on the overall gross profit generated from the sale of these titles. Payments under this agreement are included in intangible assets and are being amortized over ten years, the term of the agreement.

 MAGAZINE EXPORT AGREEMENT

     In March, 2003, the Company entered into an agreement giving the Company the right to distribute internationally a group of domestic magazine titles. The agreement calls for an initial payment of $1.4 million, guaranteed payments totaling $4.2 million spread over the next four fiscal years, and additional contingent

                        SOURCE INTERLINK COMPANIES, INC.

payments up to $5.6 million based on the overall gross profit generated from the Company's international sales of these titles. Guaranteed payments under this agreement were capitalized at inception and are included in intangible assets and are being amortized over fifteen years, the term of the agreement. The remaining guaranteed balances due under the agreement are included in Debt.

5.  EARNINGS PER SHARE

     A reconciliation of the denominators of the basic and diluted earnings per share computations are as follows (in thousands):

                                                       THREE MONTHS         NINE MONTHS
                                                     ENDED OCTOBER 31,   ENDED OCTOBER 31,
                                                     -----------------   -----------------
                                                      2003      2002      2003      2002
                                                     -------   -------   -------   -------
Basic weighted average number of common shares
  outstanding......................................  18,544    18,212    18,378    18,220
Effect of dilutive securities:
  Stock options and warrants.......................   1,741       460     1,109       277
                                                     ------    ------    ------    ------
Diluted weighted average number of common shares
  outstanding......................................  20,285    18,672    19,487    18,497
                                                     ======    ======    ======    ======

     For the quarter ended October 31, 2003, stock options to purchase 866 shares and warrants convertible into 26 shares were excluded from the calculation of diluted income per share because their exercise/ conversion price exceeded the average market price of the common shares during the period.

6.  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental information on interest and income taxes paid is as follows (in thousands):

                                                              NINE MONTHS ENDED
                                                                 OCTOBER 31,
                                                              ------------------
                                                               2003       2002
                                                              -------    -------
Interest....................................................  $2,524     $2,420
Income taxes................................................  $ (875)    $2,548

     In connection with the magazine export agreement, discussed in Note 4, a liability of $4.2 million was recognized for guaranteed payments owed under the agreement.

     In connection with the closing of the Wells Fargo Foothill credit facility, the outstanding balances (including any accrued but unpaid interest and fees) with Bank of America and Congress Financial were paid in full. Proceeds from the closing of the facility were less certain third party expenses and closing fees. The termination of our existing facilities resulted in a write-off of the related deferred loan charges of $865.

     The Hilco Financial note is recorded net of the original issuance discount related to the 400,000 warrants (total value at $936) issued upon close.

7.  STOCK OPTION PLANS

     FAS No. 123, "Accounting for Stock-Based Compensation" defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. As provided in FAS No. 123, the Company elected to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. No stock based compensation was reflected in the period ended October 31, 2003 and 2002 as all options granted

                        SOURCE INTERLINK COMPANIES, INC.

in those years had an exercise price equal to or greater than the market value of the underlying stock on the date of grant.

     The following is a reconciliation of net income per weighted average share had the Company adopted FAS No. 123 (table in thousands except per share amounts):


                                                  (RESTATED)            (RESTATED)
                                              THREE MONTHS ENDED    NINE MONTHS ENDED
                                                 OCTOBER 31,           OCTOBER 31,
                                              ------------------    ------------------
                                               2003       2002       2003       2002
                                              -------    -------    -------    -------
Net income..................................  $ 4,096    $ 2,903    $ 7,716    $ 5,739
Stock compensation costs, net of tax........     (320)      (548)      (960)    (1,644)
                                              -------    -------    -------    -------
Adjusted net income.........................  $ 3,776    $ 2,355    $ 6,756    $ 4,095
                                              =======    =======    =======    =======

Weighted average shares, basic..............   18,544     18,212     18,378     18,220
Weighted average shares, diluted............   20,285     18,672     19,487     18,497

Basic earnings per share -- as reported.....  $  0.22    $  0.16    $  0.42    $  0.32
Diluted earnings per share -- as reported...  $  0.20    $  0.16    $  0.40    $  0.31

Basic earnings per share -- pro-forma.......  $  0.21    $  0.13    $  0.37    $  0.22
Diluted earnings per share -- pro-forma.....  $  0.19    $  0.13    $  0.35    $  0.22


     The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

                                                                  JANUARY 31,
                                                              -------------------
                                                              2004       2003
                                                              -----   -----------
Dividend yield..............................................     0%            0%
Expected volatility.........................................   0.50          0.60
Risk-free interest rate.....................................  2.16%   3.27%-4.78%

8.  SEGMENT FINANCIAL INFORMATION

     The Company's segment reporting is based on the reporting of senior management to the Chief Executive Officer. This reporting combines the Company's business units in a logical way that identifies business concentrations and synergies. Presentation has been modified from the prior year from pre-tax income to operating income to conform to how financial results are presented to the Chief Executive Officer.

     The reportable segments of the Company are Magazine Fulfillment, In-Store Services, Wood Manufacturing and Shared Services.

     The Magazine Fulfillment segment derives revenues from (1) selling and distributing magazines, including domestic and foreign titles, to major specialty retailers and wholesalers throughout the United States and Canada, (2) exporting domestic titles internationally to foreign wholesalers or through domestic brokers (3) serving as a secondary national distributor, (4) providing return processing services for major specialty retail book chains and (5) serving as an outsourced fulfillment agent.

     The In-Store Services segment derives revenues from (1) designing, manufacturing, and invoicing participants in front-end fixture programs, (2) providing claim filing services related to rebates owed retailers from publishers or their designated agent (3) shipping, installation and removal of front-end fixtures, and (4) providing information and management services relating to retail magazine sales to U.S. and Canadian retailers and magazine publishers.

                        SOURCE INTERLINK COMPANIES, INC.

     The Wood Manufacturing segment derives revenues from designing, manufacturing and installing high-end wood store fixtures primarily for specialty retailers and department stores.

     Shared Services consists of overhead functions not allocated to individual operating segments. Previously, the majority of these expenses were included in the In-Store Services segment. Comparable information is not available and not presented for the prior fiscal year.

     Segment results follow (in thousands):


                                                         (RESTATED)
                                             THREE MONTHS ENDED OCTOBER 31, 2003
                          -------------------------------------------------------------------------
                           MAGAZINE     IN-STORE       WOOD              OTHER
                          FULFILLMENT   SERVICES   MANUFACTURING   (SHARED SERVICES)   CONSOLIDATED
                          -----------   --------   -------------   -----------------   ------------
Revenue.................    $68,068     $17,417       $ 6,744           $    --          $ 92,229
Costs of revenue........     52,008       9,522         5,761                --            67,291
                            -------     -------       -------           -------          --------
Gross profit............     16,060       7,895           983                --            24,938
Selling, general &
  administrative
  expenses..............      7,026       2,061           322             3,619            13,028
Fulfillment freight.....      4,516          --            --                --             4,516
                            -------     -------       -------           -------          --------
Operating income
  (loss)................    $ 4,518     $ 5,834       $   661           $(3,619)         $  7,394
                            =======     =======       =======           =======          ========
Total assets............    $52,707     $83,722       $17,439           $27,715          $181,583
                            =======     =======       =======           =======          ========



                                                         (RESTATED)
                                             NINE MONTHS ENDED OCTOBER 31, 2003
                          -------------------------------------------------------------------------
                           MAGAZINE     IN-STORE       WOOD              OTHER
                          FULFILLMENT   SERVICES   MANUFACTURING   (SHARED SERVICES)   CONSOLIDATED
                          -----------   --------   -------------   -----------------   ------------
Revenue.................   $197,719     $46,353       $14,615          $     --          $258,687
Costs of revenue........    151,268      26,110        12,608                --           189,986
                           --------     -------       -------          --------          --------
Gross profit............     46,451      20,243         2,007                --            68,701
Selling, general &
  administrative
  expenses..............     21,384       6,404         1,074            10,901            39,763
Fulfillment freight.....     12,995          --            --                --            12,995
Relocation expense......      1,654          --            --                76             1,730
                           --------     -------       -------          --------          --------
Operating income
  (loss)................   $ 10,418     $13,839       $   933          $(10,977)         $ 14,213
                           ========     =======       =======          ========          ========


     The following segment results are reported under the segment reporting effective for the prior year:


                                                              (RESTATED)
                                                  THREE MONTHS ENDED OCTOBER 31, 2003
                                         -----------------------------------------------------
                                          MAGAZINE     IN-STORE       WOOD
                                         FULFILLMENT   SERVICES   MANUFACTURING   CONSOLIDATED
                                         -----------   --------   -------------   ------------
Revenue................................    $68,068     $ 17,417      $ 6,744        $ 92,229
Costs of revenue.......................     52,008        9,522        5,761          67,291
                                           -------     --------      -------        --------
Gross profit...........................     16,060        7,895          983          24,938
Selling, general & administrative
  expenses.............................      7,026        5,680          322          13,028
Fulfillment freight....................      4,516           --           --           4,516
                                           -------     --------      -------        --------
Operating income (loss)................    $ 4,518     $  2,215      $   661        $  7,394
                                           =======     ========      =======        ========
Total assets...........................    $52,707     $111,437      $17,439        $181,583
                                           =======     ========      =======        ========

                        SOURCE INTERLINK COMPANIES, INC.

                                                              (RESTATED)
                                                  THREE MONTHS ENDED OCTOBER 31, 2002
                                         -----------------------------------------------------
                                          MAGAZINE     IN-STORE       WOOD
                                         FULFILLMENT   SERVICES   MANUFACTURING   CONSOLIDATED
                                         -----------   --------   -------------   ------------
Revenue................................    $57,562     $ 18,734      $ 4,918        $ 81,214
Costs of revenue.......................     44,613       11,746        4,471          60,830
                                           -------     --------      -------        --------
Gross profit...........................     12,949        6,988          447          20,384
Selling, general & administrative
  expenses.............................      6,012        4,630          399          11,041
Fulfillment freight....................      4,119           --           --           4,119
Relocation expense.....................         44          570           --             614
                                           -------     --------      -------        --------
Operating income (loss)................    $ 2,774     $  1,788      $    48        $  4,610
                                           =======     ========      =======        ========
Total assets...........................    $39,536     $103,717      $19,728        $162,981
                                           =======     ========      =======        ========



                                                               (RESTATED)
                                                   NINE MONTHS ENDED OCTOBER 31, 2003
                                          -----------------------------------------------------
                                           MAGAZINE     IN-STORE       WOOD
                                          FULFILLMENT   SERVICES   MANUFACTURING   CONSOLIDATED
                                          -----------   --------   -------------   ------------
Revenue.................................   $197,719     $46,353       $14,615        $258,687
Costs of revenue........................    151,268      26,110        12,608         189,986
                                           --------     -------       -------        --------
Gross profit............................     46,451      20,243         2,007          68,701
Selling, general & administrative
  expenses..............................     21,384      17,305         1,074          39,763
Fulfillment freight.....................     12,995          --            --          12,995
Relocation expense......................      1,654          76            --           1,730
                                           --------     -------       -------        --------
Operating income (loss).................   $ 10,418     $ 2,862       $   933        $ 14,213
                                           ========     =======       =======        ========



                                                               (RESTATED)
                                                   NINE MONTHS ENDED OCTOBER 31, 2002
                                          -----------------------------------------------------
                                           MAGAZINE     IN-STORE       WOOD
                                          FULFILLMENT   SERVICES   MANUFACTURING   CONSOLIDATED
                                          -----------   --------   -------------   ------------
Revenue.................................   $161,164     $46,214       $14,856        $222,234
Costs of revenue........................    126,428      26,365        12,347         165,140
                                           --------     -------       -------        --------
Gross profit............................     34,736      19,849         2,509          57,094
Selling, general & administrative
  expenses..............................     17,667      14,058         1,260          32,985
Fulfillment freight.....................     11,112          --            --          11,112
Relocation expense......................         43       1,562            --           1,605
                                           --------     -------       -------        --------
Operating income (loss).................   $  5,914     $ 4,229       $ 1,249        $ 11,392
                                           ========     =======       =======        ========


9.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

     In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." FAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. FAS No. 150 is effective for all financial instruments

                        SOURCE INTERLINK COMPANIES, INC.

entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

     In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables", which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 was applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies were permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The adoption of EITF No. 00-21 did not have a material impact on the Company's results of operations or financial condition.


10.  RESTATEMENT



     During 2004, the Company restated its historical financial statements to revise the accounting treatment for revenue recognition related to its rebate claim filing. During a detailed review of the accounting treatment of its claiming revenue recognition policies, the Company determined that certain revisions to the accounting treatment of its revenue recognition for rebate claim filing were appropriate. Previously, revenues from the filing of rebate claims with publishers on behalf of retailers were recognized at the time the claim was filed. The revenue recognized was previously based on the amount claimed multiplied by the commission rate. The actual amount payable to the Company for rebate claiming services is based on a percentage of the claim paid by the publisher. Based on guidance in SEC Staff Accounting Bulletin 104, management believes it is considered more appropriate for the Company to recognize revenue upon collection (rather than filing) of the claim. The Company has also restated its statement of cash flows to include the purchases and collections under our advance pay program as an investing activities. The accompanying financial statements and notes reflect the restated amounts. The following tables detail the effects of the restatement (in thousands, except per share data):



                                         THREE MONTHS ENDED                               NINE MONTHS ENDED
                                             OCTOBER 31,                                  OCTOBER 31, 2003
                            ---------------------------------------------   ---------------------------------------------
                                    2003                    2002                    2003                    2002
                            ---------------------   ---------------------   ---------------------   ---------------------
                                AS                      AS                      AS                      AS
                            PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS
                             REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                            ----------   --------   ----------   --------   ----------   --------   ----------   --------
Income Statement Data:
Net sales.................    92,024      92,229      80,942      81,214     258,195     258,687     221,551     222,234
Gross profit..............    24,795      24,938      20,194      20,384      68,356      68,701      56,615      57,094
Net income................     4,010       4,096       2,789       2,903       7,509       7,716       5,452       5,739
Basic net income per
  share...................      0.22        0.22        0.15        0.16        0.41        0.42        0.30        0.32
Diluted net income per
  share...................      0.20        0.20        0.15        0.16        0.39        0.40        0.29        0.31
Cash Flow Data:
Operating cash flow.......                                                     3,237      (2,081)     13,310      12,752
Investing cash flow.......                                                    (3,834)      1,484      (7,823)     (7,265)

                        SOURCE INTERLINK COMPANIES, INC.

                                                         AT OCTOBER 31, 2003     AT JANUARY 31, 2003
                                                        ---------------------   ---------------------
                                                            AS                      AS
                                                        PREVIOUSLY      AS      PREVIOUSLY      AS
                                                         REPORTED    RESTATED    REPORTED    RESTATED
                                                        ----------   --------   ----------   --------
Balance Sheet Data:
Current assets........................................   101,151     101,884      83,756      84,627
Total assets..........................................   180,850     181,583     156,368     157,239
Current liabilities...................................    67,349      69,181      85,969      88,146
Total liabilities.....................................   116,742     118,574     104,143     106,320
Shareholders' equity..................................    64,108      63,009      52,225      50,919

                           SOURCE INTERLINK COMPANIES

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and The Nasdaq National Market fee for listing additional shares.

SEC registration fee........................................  $  5,565
NASD filing fee.............................................  $  4,000
The Nasdaq National Market fee..............................  $ 20,000
Printing expenses...........................................  $125,000
Legal fees and expenses.....................................  $250,000
Accounting fees and expenses................................  $100,000
Miscellaneous...............................................  $ 45,435
                                                              --------
Total.......................................................  $550,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 351.55 of the Missouri General and Business Corporation Law and Article Eight of the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers and employees in a variety of circumstances, which may include liabilities under the Securities Act. The Registrant also maintains directors' and officers' liability insurance.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant, each of its directors, each of its officers who signed the Registration Statement and each person who controls the Registrant within the meaning of the Securities Act from certain liabilities under the Securities Act.

     The Company has entered into an indemnification agreement with its directors and certain of its executive officers. The form of indemnity agreement provides that such persons will be indemnified to the full extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement of any threatened, pending or completed action, suit or proceeding, on account of such person's services as a director or executive officer of the Company or any other company or enterprise in which he is serving at the request of the Company, or as a guarantor of any debt of the Company. To the extent the indemnification provided under the agreement exceeds that permitted by applicable law, indemnification may be unenforceable or may be limited to the extent it is found by a court of competent jurisdiction to be contrary to public policy.

ITEM 16.  EXHIBITS

     See Exhibit Index.

ITEM 17.  UNDERTAKINGS

     We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bonita Springs, State of Florida, on the 2nd day of March, 2004.


                                          SOURCE INTERLINK COMPANIES, INC.

                                          By:     /s/ S. LESLIE FLEGEL
                                            ------------------------------------
                                                     S. Leslie Flegel,
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                               TITLE                     DATE
              ---------                               -----                     ----

        /s/ S. LESLIE FLEGEL*              Director, Chairman and Chief     March 2, 2004
--------------------------------------     Executive Officer (principal
           S. Leslie Flegel                     executive officer)


          /s/ MARC FIERMAN*                  Chief Financial Officer        March 2, 2004
--------------------------------------       (principal financial and
             Marc Fierman                      accounting officer)


         /s/ JAMES R. GILLIS*             Director, President and Chief     March 2, 2004
--------------------------------------          Operating Officer
           James R. Gillis


         /s/ ROBERT O. ADERS*                        Director               March 2, 2004
--------------------------------------
           Robert O. Aders


   /s/ HARRY L. "TERRY" FRANC, III*                  Director               March 2, 2004
--------------------------------------
     Harry L. "Terry" Franc, III


          /s/ ARON KATZMAN*                          Director               March 2, 2004
--------------------------------------
             Aron Katzman


         /s/ ALLAN R. LYONS*                         Director               March 2, 2004
--------------------------------------
            Allan R. Lyons


        /s/ RANDALL S. MINIX*                        Director               March 2, 2004
--------------------------------------
           Randall S. Minix

              SIGNATURE                               TITLE                     DATE
              ---------                               -----                     ----


       /s/ KENNETH F. TEASDALE*                      Director               March 2, 2004
--------------------------------------
         Kenneth F. Teasdale


 *By:        /s/ DOUGLAS J. BATES
        ------------------------------
               Douglas J. Bates
               Attorney-in-Fact

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                              DESCRIPTION
  -------                              -----------
   1.1*        Underwriting Agreement
   4.1(a)      Articles of Incorporation
   4.2(a)      Bylaws
   4.3(b)      Amendment to Articles of Incorporation
   4.4(c)      Amendment to Bylaws
   4.5(c)      Amendment to Articles of Incorporation
   4.6(d)      Amendment to Articles of Incorporation
   4.7(e)      Amendment to Articles of Incorporation
   4.8(b)      Form of Common Stock Certificate
   4.9(f)      Form of Warrant issued pursuant to a Loan Agreement dated as of October 30, 2003, by and between Source Interlink
               Companies, Inc., its subsidiaries and Hilco Capital, LP, as agent.
   5.1*        Opinion of Armstrong Teasdale LLP
  23.1+        Consent of BDO Seidman LLP
  23.2*        Consent of Armstrong Teasdale LLP (included in Exhibit 5.1)
  24.1*        Power of Attorney (included on the signature page of the
               registration statement of which this Exhibit Index is a
               part)

---------------

 * Previously filed.

 + Filed herewith.

(a) Incorporated by reference to Registration Statement on Form 10-SB, as filed with the SEC on June 12, 1995 (File no. 0-26238).

(b) Incorporated by reference to Registration Statement on Form SB-2 , as filed with the SEC on August 4, 1997 (File no. 333-32733).

(c) Incorporated by reference to Pre-Effective Amendment No. 3 to Registration Statement on Form SB-2 , as filed with the SEC on October 7, 1997 (File no. 333-32733).

(d) Incorporated by reference to Annual Report on Form 10-KSB, as filed with the SEC on May 5, 1999 (File no. 001-13437).

(e) Incorporated by reference to Annual Report on Form 10-K, as filed with the SEC on May 16, 2001 (File no. 001-13437).

(f) Incorporated by reference to Current Report on Form 8-K, as filed with the SEC on November 5, 2003 (File no. 001-13437).